UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 29, 2025
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Third Quarter 2025

Report of UBS Group AG, which appears immediately following
this page.

UBS

Group

Third quarter 2025 report

Corporate calendar UBS Group
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available at
ubs.com/global/en/investor-relations/events/calendar.html
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Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2025. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
Key figures
3
UBS Group key figures
2.
Recent developments
4
Recent developments
3.
UBS Group performance, business
divisions and Group Items
8
Group performance
19
Global Wealth Management
24
Personal & Corporate Banking
28
Asset Management
31
Investment Bank
34
Non-core and Legacy
36
Group Items
4.
Risk, capital, liquidity and funding,

and balance sheet
38
Risk management and control
43
Capital management
52
Liquidity and funding management
53
Balance sheet and off-balance sheet
55
Share information and earnings per share
5.
Consolidated
financial statements
58
UBS Group AG interim consolidated financial
statements (unaudited)
6.
Significant regulated subsidiary and sub-
group information
92
Financial and regulatory key figures for our
significant regulated subsidiaries and sub-
groups
Appendix
94
Alternative performance measures
98
Abbreviations frequently used in
our financial reports
100
Information sources
101
Cautionary statement

UBS Group third quarter 2025 report

2
Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “we”,

“us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” Credit Suisse Group AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results

UBS Group third quarter 2025 report

3
Key figures
UBS Group key figures
UBS Group key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.25 30.6.25 31.12.24 30.9.24 30.9.25 30.9.24
Group results
Total revenues

12,760

12,112

11,635

12,334

37,429

36,976
Credit loss expense / (release)

102

163

229

121

365

322
Operating expenses

9,831

9,756

10,359

10,283

29,911

30,880
Operating profit / (loss) before tax

2,828

2,193

1,047

1,929

7,153

5,773
Net profit / (loss) attributable to shareholders

2,481

2,395

770

1,425

6,568

4,315
Diluted earnings per share (USD)
1

0.76

0.72

0.23

0.43

1.99

1.29
Profitability and growth
2,3
Return on equity (%)

11.1

10.9

3.6

6.7

10.0

6.8
Return on tangible equity (%)

12.0

11.8

3.9

7.3

10.8

7.4
Underlying return on tangible equity (%)
4

14.6

13.4

6.6

9.0

12.7

9.1
Return on common equity tier 1 capital (%)

13.5

13.5

4.2

7.6

12.2

7.5
Underlying return on common equity tier 1 capital (%)
4

16.3

15.3

7.2

9.4

14.4

9.2
Revenues over leverage ratio denominator, gross (%)

3.1

3.0

3.0

3.1

3.1

3.1
Cost / income ratio (%)

77.0

80.5

89.0

83.4

79.9

83.5
Underlying cost / income ratio (%)
4

69.7

75.4

81.9

78.5

74.1

78.8
Effective tax rate (%)

12.0

(9.5)

25.6

26.0

7.8

24.4
Net profit growth (%)

74.2

110.9
n.m. n.m.

52.2

(84.4)
Resources
2
Total assets

1,632,251

1,669,991

1,565,028

1,623,941

1,632,251

1,623,941
Equity attributable to shareholders

89,899

89,277

85,079

87,025

89,899

87,025
Common equity tier 1 capital
5

74,655

72,709

71,367

74,213

74,655

74,213
Risk-weighted assets
5

504,897

504,500

498,538

519,363

504,897

519,363
Common equity tier 1 capital ratio (%)
5

14.8

14.4

14.3

14.3

14.8

14.3
Going concern capital ratio (%)
5

18.8

18.2

17.6

17.5

18.8

17.5
Total loss-absorbing capacity ratio (%)
5

39.5

37.9

37.2

37.5

39.5

37.5
Leverage ratio denominator
5

1,640,464

1,658,089

1,519,477

1,608,341

1,640,464

1,608,341
Common equity tier 1 leverage ratio (%)
5

4.6

4.4

4.7

4.6

4.6

4.6
Liquidity coverage ratio (%)
6

182.1

182.3

188.4

199.2

182.1

199.2
Net stable funding ratio (%)

119.7

122.4

125.5

126.9

119.7

126.9
Other
Invested assets (USD bn)
3,7

6,910

6,618

6,087

6,199

6,910

6,199
Personnel (full-time equivalents)

104,427

105,132

108,648

109,396

104,427

109,396
Market capitalization
1,8

136,416

113,036

105,719

106,528

136,416

106,528
Total book value per share (USD)
1

28.78

28.17

26.80

27.32

28.78

27.32
Tangible book value per share (USD)
1

26.54

25.95

24.63

25.10

26.54

25.10
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
3

0.9

0.9

1.0

0.9

0.9

0.9
Cost of credit risk (bps)
3

6

10

15

8

8

7
1 Refer to the

“Share information and

earnings per share”

section of this

report for more

information.

2 Refer to the

“Targets,

capital guidance and

ambitions” section of

the UBS Group

Annual Report 2024,
available under “Annual

reporting” at ubs.com/investors,

and to the “Recent

developments” section of

the UBS Group second

quarter 2025 report,

available under “Quarterly

reporting” at ubs.com/investors,

for
more information about

our performance targets.

3 Refer to “Alternative

performance measures”

in the appendix

to this report

for the relevant

definition(s) and calculation

method(s).

4 Refer to the

“Group
performance” section of this report

for more information about

underlying results.

5 Based on the Swiss

systemically relevant bank framework.

Refer to the “Capital management” section

of this report for

more
information.

6 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 65 data points in the third quarter of 2025, 61 data points

in the second quarter
of 2025, 64 data points in

the fourth quarter of 2024

and 65 data points in the

third quarter of 2024.

Refer to the “Liquidity

and funding management” section of

this report for more information.

7 Consists of
invested assets for

Global Wealth

Management, Asset Management

(including invested assets

from associates) and

Personal &

Corporate Banking.

Refer to “Note 31

Invested assets and

net new money”

in the
“Consolidated financial statements” section of the UBS Group Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information.

8 The calculation of market capitalization reflects
total shares issued multiplied by the share price at the end of the period.

UBS Group third quarter 2025 report |

Recent developments

4
Recent developments
Management report
Integration of Credit Suisse
We remain on

track to substantially complete

the integration of Credit

Suisse by the end

of 2026, and

our focus
continues to be on client account migrations

and infrastructure decommissioning.
In the

third quarter of

2025, and over

the course of

October 2025, we

successfully advanced our

Swiss business
migrations, having

now migrated

over two-thirds

of the

targeted client

accounts.

We still

aim to

complete the

Swiss
booking center migrations by the end of the first

quarter of 2026.

Furthermore, we have substantially completed the integration of

Asset Management,

including the final portfolio
migrations onto UBS platforms.
In

the

third

quarter

of

2025,

we

realized

an

additional USD 0.9bn

in

gross

cost savings.

Cumulative gross

cost
savings at the

end of the

third quarter of

2025 amounted to

USD 10bn compared with the

2022 combined cost
base

of

UBS

and

Credit

Suisse.

This

represents

around

77%

of

our

ambition

to

deliver

around

USD 13bn

in
annualized exit rate gross cost savings by the

end of 2026.
As

of

30 September

2025,

our

Non-core

and

Legacy

business

division

has

delivered

a

64%

reduction

in

risk-
weighted assets (RWA) since the second quarter of 2023. We have already achieved our 2025 ambition to reduce credit and

market risk

RWA to

below USD

8bn, and

we are

well positioned

to meet

our ambition

of around

USD 4bn
by the end of 2026.
Regulatory and legal developments
Developments in Switzerland aimed at strengthening

financial stability
In September 2025, the Swiss

Federal Council launched a public

consultation on proposed legislative

amendments
to

capital

requirements

related

to

foreign

subsidiaries.

The

proposed

changes

would

require

the

deduction

of
investments in foreign

subsidiaries of systemically

important banks (SIBs)

from common equity

tier 1 (CET1) capital.
After the

end of

the public

consultation in

January 2026,

the Swiss

Federal Council

is expected

to submit

its proposal
to the Swiss Parliament in the first half of 2026. Subject to the Parliament’s final decision, the proposal states that the amendments would enter

into force in 2028, at

the earliest, starting with a

65% deduction requirement

in the
first year

and increasing

to 100%

by 5-percentage-point

increments each

year over

seven years.

The phase-in

is
subject to adjustment should the legislation be

delayed.
A public consultation on other

proposed measures at the

ordinance level ended in

September 2025. The proposals
include

provisions to

deduct capitalized

software and

deferred

tax assets

(DTAs) on

temporary differences

from
CET1

capital,

add

stricter

requirements

for

prudent

valuation

adjustments

(PVAs)

of

assets

and

liabilities,

and
mandate the suspension of interest payments for additional tier 1 capital instruments in the event of a cumulative loss

over

four

quarters.

The

proposals

also

introduce

measures

that

aim

to

enable

the

Swiss

Financial

Market
Supervisory Authority (FINMA) and other authorities to better assess the situation of banks in a liquidity crisis. The entry into force of the above is expected in January

2027, at the earliest.
A public consultation

by the Swiss

Federal Council is

expected to be

launched in the

first half of 2026

on additional
legislative measures,

including incremental

requirements for

the recovery

and resolution

plans of

SIBs, measures
aimed at

increasing

the potential

for obtaining

liquidity via

the Swiss

National Bank,

the introduction

of an

enhanced
accountability

framework in

the

form

of

a

Senior

Managers

Regime

for

banks, and

the

provision

of

additional
powers for

FINMA. We

expect the

Swiss Federal

Council’s submission

of these

legislative measures

to the

Parliament
in the first half of 2027, with the entry into force

expected in 2028 or 2029.
In addition, a public consultation

on amendments to the

Liquidity Ordinance is expected

to be launched in the

first
half

of 2026.

The

proposals are

expected to

set minimum

requirements for

maintaining borrowing

capacity for
emergency liquidity assistance.

UBS Group third quarter 2025 report |

Recent developments

5
Based on financial information

published for the

first quarter of

2025 and given UBS AG’s

target CET1 capital ratio
of

between

12.5% and

13%,

UBS AG

would

be

required

to

hold

additional estimated

CET1

capital of

around
USD 24bn on

a pro-forma basis

if all

capital measures were

to be

implemented as proposed.

This would

include
around

USD 23bn

related

to

the

full

deduction

of

UBS AG’s

investments

in

foreign

subsidiaries,

of

which
approximately USD 7bn would be

required at the

start of the

proposed phase-in period.

These pro-forma figures
reflect previously announced expected capital

repatriations of around USD 5bn to

UBS AG from its subsidiaries.
The incremental

CET1 capital

of around

USD 24bn required

for UBS AG,

given our

aim to

maintain an

equity double
leverage

ratio

of

around

100%

at

UBS Group AG,

would

result

in

a

CET1

capital

ratio

at

the

UBS Group AG
(consolidated)

level

of

around

19%.

At

Group

level,

the

proposed

measures

related

to

DTAs

on

temporary
differences, capitalized

software and

PVAs would

eliminate capital

recognition for

these items,

thereby reducing
the CET1 capital ratio for

the Group from around 19% to

around 17%, underrepresenting UBS’s capital strength
compared with peers.
The additional capital of USD 24bn would be in addition to the incremental capital that UBS will have to hold as a
result

of

the

acquisition

of

the

Credit

Suisse

Group

in

order

to

meet

existing

regulations. This

includes

around
USD 9bn to remove the regulatory concessions granted to Credit Suisse and around USD 6bn to meet the current progressive requirements due

to the

increased leverage

ratio denominator

(LRD) and

higher market

share of

the
combined business. The estimated effect for the progressive requirements for LRD and market share decreased to
USD 6bn, from

USD 9bn,

following FINMA’s

confirmation about

the requirements

that will

apply to

UBS. The

phase-
in of the increased capital

requirements relating to the increased LRD and

higher market share will commence on
1 January 2026 and will be completed by the

beginning of 2030, at the latest.
On this basis, UBS would be required to hold

around USD 39bn in additional CET1 capital

in total.
FINMA resolution report on UBS
In

September 2025,

FINMA published

its

2025 resolution

report on

UBS

related to

the 2024

fiscal year.

FINMA
concluded

that

UBS

remains

resolvable

under

UBS’s

existing

preferred

resolution

strategy,

which

includes

a
recapitalization via a bail-in at the Group holding company level. The Swiss emergency plan of UBS is designed to
ensure the

continuity of

systemically important

functions and

critical operations

in Switzerland

in the

case of

a failed
attempt

to

restructure

the

UBS

Group.

According

to

FINMA,

this

plan

was

largely

compliant

with

the

current
regulatory requirements. However, given the

lessons learned from

the Credit Suisse crisis, FINMA

has determined
that

the

Swiss

emergency plan

requires

further

development

to

meet

the

objective

of

maintaining

systemically
important functions while also safeguarding

financial stability at the international

level. Moreover, FINMA assessed
that UBS’s Swiss emergency plan requires better integration into UBS’s global resolution plan. Due to the ongoing
integration

of

Credit

Suisse

into

UBS,

FINMA

has

refrained

from

assessing

UBS’s

recovery

plan,

which

outlines
measures that aim to restore financial strength

if UBS should come under severe

capital or liquidity stress.
›
Refer to “Recovery and resolution”

in the “Regulation and supervision” section of the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors , for more information
Updated Federal Reserve Board stress capital

buffer requirements
In August

2025, the

Federal Reserve

Board reduced

the stress

capital buffer

(the SCB)

of UBS

Americas Holding
LLC, our US-based

intermediate holding

company,

to 5.2%, from

9.3%,

applicable from

1 October 2025

under the
Federal Reserve Board’s SCB

rule, resulting in a total

CET1 capital requirement of

9.7%. The SCB for UBS Americas
Holding LLC

is derived

from the

results of

the Federal

Reserve Board’s

2025 Dodd–Frank

Act Stress

Test (DFAST)
released in June 2025.
Earlier in 2025, the

Federal Reserve Board proposed measures to

reduce the volatility of the

SCB requirements by
averaging the

capital stress

test results

from the

past two

years, with

the aim

of making

capital planning

more
predictable for

banks.

In addition,

the Federal

Reserve Board

proposed moving

the effective

date for

the annual
SCB updates from 1 October to 1 January to allow more time to meet the new requirements. We expect the final
rules to be published in the first half of 2026.
Changes to the UK senior management function

and material risk taker compensation schemes
In October

2025, the

Prudential Regulation Authority

and Financial

Conduct Authority adopted

changes to

their
regulations on

the compensation

of

senior managers

and

material risk

takers. The

revised regulations

generally
reduce the

portion of

incentive compensation

subject to

mandatory deferral,

reduce the

mandatory deferral

periods
for incentive compensation to a

uniform four years, eliminate

post-vesting blocked periods and permit

awards to
accrue interest

and dividends.

Changes are

generally

effective immediately

and companies

may elect

to apply

certain
elements of

the revised

requirements to

awards in

the current

compensation

year, as

well as

to outstanding

deferred
incentive compensation plans.

UBS is assessing the changes and the related

impacts.

UBS Group third quarter 2025 report |

Recent developments

6
Other developments
Completion of obligations under Credit Suisse’s

residential mortgage-backed securities settlement

with the US
Department of Justice
On 1 August 2025, UBS entered into an

agreement with the US Department

of Justice (the DOJ) under which

UBS
paid USD 300m to

resolve all remaining

obligations under Credit

Suisse’s 2017 settlement

agreement with

the DOJ
related to residential

mortgage-backed securities

activities. Contingent

liabilities recognized

upon the acquisition

of
the Credit Suisse Group related to this matter were released,

resulting in Non-core and Legacy recording a gain of
USD 673m in the third quarter of 2025.
Resolution of legacy French cross-border matter

In September 2025,

UBS resolved the

legacy matter related

to its cross-border business

activities in France

between
2004 and 2012. As a result, UBS agreed to pay a fine of EUR 730m and EUR 105m in civil damages to the French
State in the third quarter of 2025 and recognized a gain

of USD 321m (USD 284m in Global Wealth

Management
and USD 37m in Personal & Corporate Banking)

in connection with the release of a

related provision.
In 2023, the French Supreme Court confirmed the Paris Court of Appeal’s decision finding UBS guilty of unlawful
client solicitation and aggravated money laundering but

referred the financial penalty and civil

damages to be re-
assessed by the lower court.

Sale of a 36.01%

stake in Credit Suisse Securities (China)

Limited
In the

third quarter

of 2025,

UBS completed

the sale

of a

36.01% stake

in a

subsidiary,

Credit Suisse

Securities
(China) Limited (CSS),

to Beijing State-Owned Assets Management Co., Ltd., as announced on 24 June 2024,

and
deconsolidated the

entity. The

sale resulted

in a

pre-tax gain of

USD 128m, which

was recognized

in the

Investment
Bank as integration-related revenues and is

excluded from underlying results. UBS retains a

14.99% shareholding
in CSS and accounts for this minority interest

as an investment in an associate.
Court ruling related to the write-off of Credit

Suisse additional tier 1 capital instruments in 2023
In

proceedings

initiated

by

certain

former

holders

of

Credit

Suisse

Group

AG

additional

tier 1

(AT1)

capital
instruments

against

FINMA

challenging

FINMA’s

decree

of

19 March

2023

ordering

the

write-off

of

CHF 16bn
principal amount of Credit

Suisse Group AG’s AT1 instruments,

the Swiss Federal Administrative

Court published a
partial

decision

in

October

2025.

The

court

determined

that

FINMA’s

order

lacked

a

sufficient

legal

basis

and
revoked FINMA’s

decree. FINMA has

stated it will

appeal the decision

to the Swiss

Federal Supreme

Court. UBS also
intends to appeal.
Organizational changes
On 24 October 2025, UBS announced that Lukas Gähwiler will

not stand for re-election to the Board

of Directors
of

UBS Group AG

at

the

Annual

General

Meeting

(the

AGM)

in

April

2026.

UBS

also

announced

that

Markus
Ronner will be nominated as

a new member of the Board of

Directors and Vice Chairman at

the AGM, succeeding
Lukas Gähwiler.

Markus Ronner is a Swiss citizen and

has been with UBS since 1981.
In addition,

on 24 October

2025 several

changes with

respect to

the responsibilities

of existing

Group Executive
Board (GEB) members were announced and

will be effective 1 January 2026.
Michelle Bereaux, Group Integration Officer,

will take on the role of Group Head

Compliance and Operational Risk
Control.
Beatriz Martin, Head

Non-core and Legacy

and the GEB Lead

for Sustainability and

Impact, will also become

Group
Chief Operating

Officer. In

addition to her

current responsibilities,

she will oversee

the finalization

of the

integration
of Credit Suisse, Group Operations, and the

Internal Consulting and Governance teams. She will also

continue to
act as President EMEA and UK Chief Executive.
Todd Tuckner

will take

on the

responsibility for

Governmental and

Regulatory Affairs

in addition

to his

role as

Group
CFO.
Stefan Seiler will take

on the responsibility for the

Group Security functions in addition

to his role as

Group Head
of HR and Corporate Services.

Mike Dargan will focus

on capturing opportunities arising from

innovation and technological changes in addition
to his role as Group Chief Technology Officer.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items

7
UBS Group performance,

business divisions and Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core and Legacy. Non-core and Legacy consists of positions and businesses not aligned with our strategy and policies.
Our Group

functions are

support and

control functions

that provide

services to

the Group.

Virtually all

costs incurred
by our Group functions are

allocated to the business divisions,

leaving a residual amount that

we refer to as Group
Items in our segment reporting.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

8
Group performance

Income statement
For the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Net interest income

1,981

1,965

1,794

1

10

5,575

5,270
Other net income from financial instruments measured

at fair value through profit or loss

3,502

3,408

3,681

3

(5)

10,848

11,547
Net fee and commission income

7,204

6,708

6,517

7

11

20,689

19,540
Other income

73

30

341

143

(78)

317

619
Total revenues

12,760

12,112

12,334

5

3

37,429

36,976
Credit loss expense / (release)

102

163

121

(37)

(16)

365

322
Personnel expenses

7,172

6,976

6,889

3

4

21,180

20,957
General and administrative expenses

1,755

1,881

2,389

(7)

(27)

6,067

7,120
Depreciation, amortization and impairment of non-financial

assets

904

898

1,006

1

(10)

2,663

2,804
Operating expenses

9,831

9,756

10,283

1

(4)

29,911

30,880
Operating profit / (loss) before tax

2,828

2,193

1,929

29

47

7,153

5,773
Tax expense / (benefit)

341

(209)

502

(32)

561

1,407
Net profit / (loss)

2,487

2,402

1,428

4

74

6,592

4,366
Net profit / (loss) attributable to non-controlling interests

6

7

3

(19)

93

24

51
Net profit / (loss) attributable to shareholders

2,481

2,395

1,425

4

74

6,568

4,315
Comprehensive income
Total comprehensive income

2,073

5,357

3,910

(61)

(47)

10,776

5,279
Total comprehensive income attributable to non-controlling interests

5

22

27

(75)

(80)

53

40
Total comprehensive income attributable to shareholders

2,067

5,335

3,883

(61)

(47)

10,722

5,239

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

9
Selected financial information of the business divisions and Group Items
For the quarter ended 30.9.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,543

2,321

843

3,244

(40)

(149)

12,760
of which: PPA effects and other integration items
1

171

276

219
2

1

34

701
of which: loss related to an investment in an associate

(38)

(102)

(140)
Total revenues (underlying)

6,410

2,147

843

3,025

(42)

(183)

12,199
Credit loss expense / (release)

7

72

0

17

6

0

102
Operating expenses as reported

5,182

1,619

624

2,327

56

23

9,831
of which: integration-related expenses and PPA effects
3

553

376

64

106

205

20

1,323
Operating expenses (underlying)

4,629

1,242

560

2,221

(149)

4

8,507
Operating profit / (loss) before tax as reported

1,354

631

218

900

(102)

(173)

2,828
Operating profit / (loss) before tax (underlying)

1,774

833

282

787

102

(187)

3,590
For the quarter ended 30.6.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,300

2,336

772

2,966

(82)

(180)

12,112
of which: PPA effects and other integration items 1

153

274

152

1

17

596
of which: loss related to an investment in an associate

(8)

(23)

(31)
Total revenues (underlying)

6,156

2,085

772

2,815

(83)

(198)

11,546
Credit loss expense / (release)

3

114

0

48

(2)

0

163
Operating expenses as reported

5,093

1,528

618

2,361

170

(13)

9,756
of which: integration-related expenses and PPA effects
3

383

240

63

121

252

(4)

1,055
Operating expenses (underlying)

4,710

1,288

555

2,241

(83)

(10)

8,701
Operating profit / (loss) before tax as reported

1,204

695

153

557

(250)

(167)

2,193
Operating profit / (loss) before tax (underlying)

1,443

684

216

526

1

(188)

2,683
For the quarter ended 30.9.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,199

2,394

873

2,645

262

(39)

12,334
of which: PPA effects and other integration items
1

224

278

185

(25)

662
Total revenues (underlying)

5,975

2,116

873

2,461

262

(14)

11,672
Credit loss expense / (release)

2

83

0

9

28

0

121
Operating expenses as reported

5,112

1,465

722

2,231

837

(84)

10,283
of which: integration-related expenses and PPA effects
3

419

198

86

156

270

(11)

1,119
Operating expenses (underlying)

4,693

1,267

636

2,076

567

(74)

9,165
Operating profit / (loss) before tax as reported

1,085

846

151

405

(603)

45

1,929
Operating profit / (loss) before tax (underlying)

1,280

766

237

377

(333)

60

2,386
1 Includes accretion of PPA adjustments on financial

instruments and other PPA effects,

as well as temporary and incremental items directly

related to the integration.

2 Includes a USD 128m gain from the sale of
a stake in

a subsidiary,

Credit Suisse Securities

(China) Limited.

3 Includes temporary,

incremental operating expenses

directly related to

the integration, as

well as amortization

of intangibles resulting

from the
acquisition of the Credit Suisse Group.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

10
Selected financial information of the business divisions and Group Items (continued)
Year-to-date 30.9.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

19,265

6,868

2,355

9,393

162

(614)

37,429
of which: PPA effects and other integration items
1

489

790

509
2

2

81

1,872
of which: gain / (loss) related to an investment in an associate

(42)

(114)

(156)
of which: items related to the Swisscard transactions
3

64

64
Total revenues (underlying)

18,818

6,128

2,355

8,884

159

(696)

35,649
Credit loss expense / (release)

16

239

0

100

11

(1)

365
Operating expenses as reported

15,332

4,697

1,848

7,115

894

25

29,911
of which: integration-related expenses and PPA effects
4

1,291

808

200

339

648

19

3,305
of which: items related to the Swisscard transactions
5

180

180
Operating expenses (underlying)

14,041

3,709

1,648

6,776

246

6

26,426
Operating profit / (loss) before tax as reported

3,917

1,932

507

2,179

(744)

(638)

7,153
Operating profit / (loss) before tax (underlying)

4,762

2,179

707

2,009

(98)

(701)

8,858
Year-to-date 30.9.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

18,395

7,089

2,416

8,199

1,664

(786)

36,976
of which: PPA effects and other integration items
1

691

780

787

(37)

2,221
Total revenues (underlying)

17,705

6,308

2,416

7,412

1,664

(749)

34,755
Credit loss expense / (release)

(2)

229

0

34

63

(2)

322
Operating expenses as reported

15,340

4,265

2,025

6,728

2,655

(132)

30,880
of which: integration-related expenses and PPA effects 4

1,347

540

255

543

837

(12)

3,511
Operating expenses (underlying)

13,993

3,725

1,770

6,185

1,817

(120)

27,370
Operating profit / (loss) before tax as reported

3,057

2,594

392

1,437

(1,054)

(652)

5,773
Operating profit / (loss) before tax (underlying)

3,713

2,354

647

1,193

(216)

(627)

7,063
1 Includes accretion of PPA adjustments on financial

instruments and other PPA effects,

as well as temporary and incremental items directly

related to the integration.

2 Includes a USD 128m gain from the sale of
a stake in a subsidiary, Credit Suisse Securities (China) Limited.

3 Represents the gain related to UBS’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.

4 Includes
temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group.

5 Represents the expense related to the
payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.
Net integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Global Wealth Management

550

381

420

1,284

1,388
Personal & Corporate Banking

350

212

172

729

470
Asset Management

64

63

86

200

255
Investment Bank

(22)
1

121

156

211
1

543
Non-core and Legacy

204

251

270

646

837
Group Items

0

4

21

2

30
Net integration-related expenses

1,146

1,032

1,124

3,071

3,523
of which: total revenues

(149)
1

6

35

(148)
1

97
of which: operating expenses

1,295

1,025

1,090

3,219

3,426
of which: personnel expenses

726

619

561

1,905

1,942
of which: general and administrative expenses

472

313

415

1,064

1,197
of which: depreciation, amortization and impairment of non-financial assets

97

93

113

250

287
1 Includes a USD 128m gain from the sale of a stake in a subsidiary, Credit Suisse

Securities (China) Limited.
Underlying results
In addition to

reporting our

results in accordance

with IFRS Accounting

Standards, we

report underlying results

that
exclude items of profit or loss that management

believes are not representative of

the underlying performance.
In

the

third

quarter

of

2025,

underlying

revenues

excluded

purchase

price

allocation

(PPA)

effects

and

other
integration items,

including a

gain from

the sale

of a

stake in

Credit Suisse

Securities (China) Limited

(CSS). PPA
effects mainly

consisted of

PPA adjustments

on financial

instruments measured

at amortized

cost, including

off-
balance sheet positions, arising from the

acquisition of the Credit Suisse

Group. Accretion of PPA adjustments on
financial instruments

is

accelerated when

the related

financial instrument

is

derecognized before

its

contractual
maturity. No adjustment is made for accretion of PPA on financial instruments within Non-core and Legacy, due to
the nature of

its business model.

Underlying revenues

also excluded a

loss relating to

an investment in

an associate.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

11
In

the

third

quarter

of

2025,

underlying

expenses

excluded

integration-related

expenses

that

are

temporary,
incremental and directly

related to the

integration of Credit

Suisse into

UBS, including costs

of internal

staff and
contractors

substantially

dedicated

to

integration

activities,

retention

awards,

redundancy

costs,

incremental
expenses from

the shortening

of useful lives

of property,

equipment and software,

and impairment charges

relating
to

these

assets.

Classification

as

integration-related

expenses

does

not

affect

the

timing

of

recognition

and
measurement of those expenses or the presentation

thereof in the income statement.

Results: 3Q25 vs 3Q24
Reported operating

profit before

tax increased

by USD 899m,

or 47%,

to USD 2,828m, reflecting

an increase

in
total

revenues

and

a

decrease

in

operating

expenses,

as

well

as

lower

net

credit

loss

expenses.

Total

revenues
increased by USD 426m,

or 3%, to

USD 12,760m, which

included an increase

from foreign currency

effects and an
increase

of

USD 39m

in

accretion

impacts

resulting

from

PPA

adjustments

on

financial

instruments

and

other
integration items. The increase

in total revenues

was primarily driven

by an increase of

USD 687m in net

fee and
commission

income,

partly

offset

by

a

USD 268m

decrease

in

other

income.

Operating

expenses

decreased

by
USD 452m, or

4%, to

USD 9,831m, which

also included

an increase

from foreign

currency effects

and a USD

205m
increase

in

integration-related

expenses.

The

overall

decrease

in

operating

expenses

was

mainly

driven

by

a
USD 634m decrease in general and administrative

expenses,

largely reflecting a USD 599m

increase in net releases
of provisions and

acquisition-related contingent liabilities resulting

from litigation, regulatory

and similar matters,
and a USD 102m decrease in depreciation, amortization and impairment of non-financial assets, partly offset by a
USD 283m increase in personnel

expenses.

Net credit loss expenses

were USD 102m, compared

with USD 121m in
the third quarter of 2024.
Underlying results 3Q25 vs 3Q24
Underlying revenues for the third quarter of 2025 excluded PPA effects and other integration items of USD 701m, including a

USD 128m gain

from

the sale

of a

stake in

CSS,

and also

excluded a

USD 140m

loss

relating to

an
investment in an

associate.

Underlying operating expenses excluded USD 1,323m

of integration-related expenses
and PPA effects.
On an underlying

basis, profit

before tax

increased by

USD 1,204m to

USD 3,590m, reflecting

a USD 527m

increase
in total revenues

and a USD 658m

decrease in operating

expenses,

as well as

a USD 19m decrease

in net credit

loss
expenses.

Total revenues: 3Q25 vs 3Q24
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit

or

loss

increased

by

USD 7m

to

USD 5,483m

and

included

a

decrease

of

USD 87m

in

accretion

impacts
resulting from PPA adjustments on financial

instruments and other PPA effects.

Global Wealth

Management

revenues decreased

by USD 40m

to USD 2,192m,

which included

a USD 79m

decrease
in

accretion

of

PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Excluding

the

aforementioned
effects, net interest income

increased, largely driven by

lower liquidity and funding

costs, the effects of

favorable
changes in deposit mix, balance sheet optimization

measures and positive foreign currency

effects, partly offset by
the impact of lower central bank interest rates on deposit revenues and by lower loan revenues, reflecting margin contraction.
Personal &

Corporate Banking

revenues decreased

by USD 12m

to USD 1,626m,

which included

a USD 4m

decrease
in accretion of PPA adjustments on financial

instruments and other PPA effects, as

well as positive foreign currency
effects. Excluding the

aforementioned effects,

net interest income decreased,

mainly reflecting the

impact of lower
central bank

interest rates

on deposit

revenues. This

decrease was

partly offset

by deposit

pricing measures

and
lower liquidity and funding costs.

Investment Bank revenues increased by USD 352m to USD 1,870m, including a USD 12m decrease in accretion of
PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

The

overall

growth

was

mainly

due

to

higher
revenues in Financing in Global Markets, led by Prime Brokerage, supported by higher client balances. In addition,
Global Banking revenues increased,

driven by higher revenues in Capital Markets.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

12
Non-core and Legacy revenues

were negative USD 43m, compared with

positive USD 98m in the

third quarter of
2024, mainly

due to lower

net gains from

position exits

and lower net

interest income

from securitized

product and
credit portfolios, partly offset by lower markdowns

and lower liquidity and funding costs, as

a result of the smaller
portfolio.
Revenues in

Group Items

were negative

USD 153m, compared

with negative

USD 32m in

the third

quarter of

2024.
The

change in

revenues was

mainly driven

by lower

mark-to-market gains

from Group

hedging and

own debt,
including hedge accounting ineffectiveness.
›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific revenues of each of the business divisions and Group Items
›
Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

329

466

(256)

(29)

827

101
Net interest income from financial instruments measured

at fair value through profit or
loss and other

1,652

1,500

2,050

10

(19)

4,748

5,168
Other net income from financial instruments measured

at fair value through profit or loss

3,502

3,408

3,681

3

(5)

10,848

11,547
Total

5,483

5,373

5,476

2

0

16,423

16,817
Global Wealth Management

2,192

2,167

2,232

1

(2)

6,554

6,814
of which: net interest income

1,773

1,705

1,811

4

(2)

5,186

5,509
of which: transaction-based income from foreign exchange and other intermediary
activity
1

419

462

421

(9)

0

1,368

1,306
Personal & Corporate Banking

1,626

1,585

1,638

3

(1)

4,639

4,907
of which: net interest income

1,395

1,367

1,429

2

(2)

4,001

4,288
of which: transaction-based income from foreign exchange and other intermediary
activity
1

231

218

210

6

10

638

619
Asset Management

(9)

0

21

(13)

21
Investment Bank

1,870

1,882

1,518

(1)

23

5,798

4,608
Non-core and Legacy

(43)

(92)

98

(53)

36

1,316
Group Items

(153)

(168)

(32)

(9)

372

(590)

(851)
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this line are

one component of Transaction-based

income in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income

Net fee and commission income increased by

USD 687m

to USD 7,204m

and included a decrease of USD 57m

in
accretion of PPA adjustments on financial instruments and other PPA effects, which was reflected in other fee and commission income, predominantly in Global

Banking in the Investment Bank.
Net

brokerage

fees

increased

by

USD 250m

to

USD 1,292m,

driven

by

increased

volumes

in

Cash

Equities

in
Execution Services

in the

Investment Bank,

led by the

Asia Pacific

region,

and higher

levels of

client activity

in Global
Wealth Management in the Asia Pacific, EMEA

and Americas regions.
Investment fund fees

increased by

USD 210m to USD 1,740m.

These fees

are largely

recurring in nature

and are
mainly driven

by management and

performance fees in

Asset Management and

asset-based fund

fees in

Global
Wealth Management.

Fees for portfolio

management and

related services

increased by

USD 185m to USD 3,302m.
These

fees

are

also

largely

recurring

and

were

driven

mainly

by

Global

Wealth

Management.

The

year-on-year
increase in both

of these fee

categories reflected higher average

levels of fee-generating

assets in Global

Wealth
Management, reflecting positive

impacts from market performance

and net new fee-generating asset

inflows over
the

course

of

the

last

12

months.

Increases

in

Asset Management

reflected

growth in

Hedge

Fund

Businesses,
positive market performance

and foreign currency

effects, partly offset

by negative impacts

from continued margin
compression.

›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

13
Other income
Other income

was USD 73m, compared

with USD 341m in

the third

quarter of

2024. The

third quarter

of 2025
included

a

USD 128m

gain

from

the

sale

of

a

stake

in

CSS

and

a

USD 33m

gain

from

the

sale

of

our

wealth
management business in India. These gains were partly offset by a USD 140m loss relating to an investment in an
associate. In addition,

there were losses

of USD 43m recognized

on repurchases of

UBS’s own

debt instruments,
compared with gains of

USD 4m in the third

quarter of 2024. The third

quarter of 2024 also

included a USD 135m
gain related to the sale of our investment in an

associate and a USD 72m net gain from

disposals.
›
Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 3Q25 vs 3Q24
Total

net credit

loss expenses

in

the

third quarter

of 2025

were USD 102m,

reflecting net

expenses of

USD 5m
related to

performing positions

and net expenses

of USD 97m

on credit-impaired

positions. Net

credit loss expenses
were USD 121m

in the third quarter of 2024.
›
Refer to “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.9.25
Global Wealth Management

(4)

10

1

7
Personal & Corporate Banking

2

69

0

72
Asset Management

0

0

0

0
Investment Bank

6

11

0

17
Non-core and Legacy

0

2

4

6
Group Items

0

0

0

0
Total

5

93

4

102
For the quarter ended 30.6.25
Global Wealth Management

(3)

6

0

3
Personal & Corporate Banking

22

91

1

114
Asset Management

0

0

0

0
Investment Bank

19

29

0

48
Non-core and Legacy

0

0

(2)

(2)
Group Items

0

0

0

0
Total

38

126

(1)

163
For the quarter ended 30.9.24
Global Wealth Management

(11)

12

1

2
Personal & Corporate Banking

(10)

94

0

83
Asset Management

0

0

0

0
Investment Bank

9

0

0

9
Non-core and Legacy

(2)

0

30

28
Group Items

0

0

0

0
Total

(15)

106

30

121

Operating expenses: 3Q25 vs 3Q24
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Personnel expenses

7,172

6,976

6,889

3

4

21,180

20,957
of which: salaries and variable compensation

5,906

5,900

5,805

0

2

17,773

17,726
of which: variable compensation – financial advisors
1

1,419

1,335

1,335

6

6

4,163

3,893
General and administrative expenses

1,755

1,881

2,389

(7)

(27)

6,067

7,120
of which: net expenses / (releases) for litigation, regulatory and similar matters

(668)

(412)

(69)

62

874

(966)

(227)
Depreciation, amortization and impairment of non-financial

assets

904

898

1,006

1

(10)

2,663

2,804
Total operating expenses

9,831

9,756

10,283

1

(4)

29,911

30,880
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

14
Personnel expenses
Personnel expenses increased by USD 283m

to USD 7,172m, including a USD

165m increase in integration-related
expenses,

predominantly

related

to

post-employment

benefit

plans.

The

remaining

variance

was

driven

by

an
increase in financial

advisor compensation

resulting from

higher compensable

revenues, and an

increase in accruals
for performance

awards, reflecting

business performance.

This was

partly offset

by lower

salary expenses,

reflecting
the impact of a smaller workforce.
›
Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General

and

administrative

expenses

decreased

by

USD 634m

to

USD 1,755m,

mainly

driven

by

a

USD 599m
increase in net releases for litigation, regulatory

and similar matters,

primarily due to the completion of obligations
under Credit

Suisse’s residential

mortgage-backed securities

settlement with

the US

Department of

Justice (the

DOJ)
and the resolution of a

legacy matter concerning cross-border

business activities in France.

In addition, there was

a
decrease of USD 62m in outsourcing costs, mainly

reflecting lower IT-related costs.

›
Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Other developments” in the “Recent developments” section and “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization

and impairment

of non-financial

assets decreased

by USD 102m

to USD 904m,

primarily
reflecting

a

USD 71m

decrease

in

depreciation

of

leased

real

estate

as

a

result

of

higher

levels

of

accelerated
depreciation

in

the

third

quarter

of

2024.

In

addition,

there

was

a

USD 44m

decrease

in

the

amortization

of
internally generated capitalized

software,

reflecting a lower

cost base of software

assets. The decreases

were partly
offset by a USD 28m increase in impairments,

mainly related to internally generated capitalized

software.

Tax: 3Q25 vs 3Q24
The Group had a net income tax expense of USD 341m in the third quarter of 2025, representing an effective tax rate of 12.0%, compared with USD 502m in the

third quarter of 2024 and an effective tax

rate of 26.0%.
The net current tax expense was

USD 335m, which primarily related to the taxable

profits of UBS Switzerland AG
and other entities.
There was a

net deferred tax

expense of USD 6m.

This reflects a

net deferred tax

expense of USD 115m

that mainly
related

to

the

amortization

of

deferred

tax

assets

(DTAs)

previously

recognized

in

relation

to

tax

losses

carried
forward

and

deductible

temporary

differences,

largely

offset

by

a

benefit

of

USD 109m

in

respect

of

the

tax
deduction for deferred compensation awards.

Certain releases

in the

quarter of

provisions and

acquisition-related contingent liabilities

for litigation,

regulatory
and similar matters did not result in any tax expense.

Excluding any

potential effects

from the

remeasurement

of deferred

tax assets

in connection

with the

2025 business
planning

process

and

any

material

jurisdictional statutory

tax

rate

changes

that

could

be

enacted in

the

fourth
quarter of

2025, the

Group’s effective

tax rate

for the

2025 full

year is

expected to

be in

the low

double digits,
primarily due to the low effective tax rate

for the nine months to 30 September 2025.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

15
Total comprehensive income attributable

to shareholders
In the third quarter of 2025, total comprehensive income

attributable to shareholders was USD 2,067m,

reflecting
a net profit of USD 2,481m and other comprehensive

income (OCI), net of tax, of negative USD 414m.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 567m, primarily due to
a tightening of our own credit spreads.
Foreign currency translation

OCI was negative

USD 116m, mainly due

to the US

dollar strengthening against the
Swiss franc, the pound sterling and the euro.
OCI related

to cash

flow hedges

was USD 178m,

mainly reflecting

net losses

on hedging

instruments that

were
reclassified from OCI to the income statement.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As of 30 September

2025, it is

estimated that a

parallel shift in

yield curves by

+100 basis points

could lead to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.4bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 0.8bn, USD 0.3bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.

A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately

USD 1.1bn. Of

this increase,

approximately USD 1.6bn

would result

from changes

in the

Swiss
franc interest

rate, driven

by both

contractual and

assumed flooring

benefits under

negative interest

rates. US

dollar
and euro interest rates would lead to an offsetting

decrease of USD 0.3bn and USD 0.1bn, respectively.

These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate

change

in

interest

rates,

equal

across

all

currencies

and

relative

to

implied

forward

rates

as

of
30 September 2025 applied

to our banking book.

These estimates further assume

no change to balance sheet

size
and product mix, stable foreign exchange rates,

and no specific management action.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 3Q25 vs 3Q24
The cost / income ratio

was 77.0%, compared

with 83.4%, and

on an underlying

basis the cost / income

ratio was
69.7%, compared with 78.5%, both as a result

of higher total revenues and lower

operating expenses.
Personnel: 3Q25 vs 2Q25
The

number

of

internal

and

external

personnel

employed

was

approximately

122,382

(workforce

count)

as

of
30 September 2025,

a

net

decrease

of

1,144

compared with

30 June 2025.

The

number

of

internal

personnel
employed as

of

30 September 2025

was 104,427

(full-time equivalents),

a

net decrease

of 705

compared with
30 June 2025.

The number

of external

staff was

approximately 17,954

(workforce count)

as of

30 September 2025,
a net decrease of approximately 439 compared

with 30 June 2025.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

16
Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Net profit
Net profit / (loss) attributable to shareholders

2,481

2,395

1,425

6,568

4,315
Equity

Equity attributable to shareholders

89,899

89,277

87,025

89,899

87,025
less: goodwill and intangible assets

6,982

7,023

7,048

6,982

7,048
Tangible equity attributable to shareholders

82,916

82,254

79,976

82,916

79,976
less: other CET1 adjustments

8,262

9,544

5,763

8,262

5,763
CET1 capital

74,655

72,709

74,213

74,655

74,213
Returns
Return on equity (%)

11.1

10.9

6.7

10.0

6.8
Return on tangible equity (%)

12.0

11.8

7.3

10.8

7.4
Underlying return on tangible equity (%)

14.6

13.4

9.0

12.7

9.1
Return on CET1 capital (%)

13.5

13.5

7.6

12.2

7.5
Underlying return on CET1 capital (%)

16.3

15.3

9.4

14.4

9.2
Common equity tier 1 capital: 3Q25 vs 2Q25
During the third quarter

of 2025, our common equity

tier 1 (CET1) capital increased

by USD 1.9bn to USD 74.7bn,
mainly driven

by operating

profit before

tax of

USD 2.8bn and

an increase

in eligible

DTAs on temporary

differences
of

USD 0.2bn,

partly

offset

by

dividend

accruals

of

USD 0.8bn

and

current

tax

expenses

of

USD 0.3bn.

Share
repurchases of USD 1.1bn

made under

our 2025

share repurchase program

in the

third quarter

of 2025

did not
materially affect

our

CET1 capital

position,

as there

was an

almost identical

reduction in

the capital

reserve for
expected future share repurchases.
Return on common equity tier 1 capital: 3Q25

vs 3Q24
The annualized return

on CET1

capital was 13.5%,

compared with 7.6%.

On an

underlying basis, the

return on
CET1 capital

was 16.3%,

compared with

9.4%. These

increases were

driven by

an increase

in net

profit attributable
to shareholders,

partly offset by an increase in average CET1 capital.
Risk-weighted assets: 3Q25 vs 2Q25
During the third quarter

of 2025, risk-weighted assets

(RWA) increased by USD 0.4bn

to USD 504.9bn, driven

by a
USD 2.9bn increase resulting from

asset size and other

movements, partly offset by

a USD 1.5bn decrease driven
by model updates and methodology changes

and a USD 1.0bn decrease from currency effects.

Common equity tier 1 capital ratio: 3Q25 vs 2Q25
Our CET1 capital ratio increased to 14.8%

from 14.4%, primarily reflecting a USD

1.9bn increase in CET1 capital.
Leverage ratio denominator: 3Q25 vs 2Q25
The leverage

ratio denominator

(the LRD)

decreased by

USD 17.6bn to

USD 1,640.5bn,

mainly due

to asset

size
and other movements of USD 12.4bn and currency

effects of USD 5.2bn.
Common equity tier 1 leverage ratio: 3Q25

vs 2Q25
Our CET1 leverage ratio increased to 4.6% from 4.4%,

resulting from a USD 1.9bn increase in CET1 capital and a
USD 17.6bn decrease in the LRD.
Results 9M25 vs 9M24
Operating

profit

before

tax

increased

by

USD 1,380m,

or

24%,

to

USD 7,153m.

Total

revenues

increased

by
USD 453m and included a

decrease of USD 349m in accretion

impacts resulting from PPA

adjustments on financial
instruments

and

other

integration

items.

Operating

expenses

decreased

by

USD 969m,

including

a

USD 207m
decrease

in

integration-related

expenses.

The

overall

decrease

in

operating

expenses

was

mainly

driven

by

a
USD 1,053m decrease

in general

and administrative

expenses, largely

reflecting a

USD 739m increase

in net

releases
of provisions and

acquisition-related contingent liabilities resulting

from litigation, regulatory

and similar matters.
Net credit loss expenses were USD 365m,

compared with USD 322m in the first nine

months of 2024.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

17
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or loss decreased

by USD 394m to USD 16,423m

and included a decrease

of USD 255m in accretion

impacts
resulting

from

PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Global

Wealth

Management
revenues

decreased

by

USD 260m,

which

included

USD 268m

lower

accretion

of

PPA

adjustments

on

financial
instruments

and

other

PPA

effects.

Personal

&

Corporate

Banking

revenues

decreased

by

USD 268m,

mainly
reflecting

the

impact

of

lower

central

bank

interest

rates

on

deposit

revenues,

partly

offset

by

deposit

pricing
measures and

lower liquidity

and funding

costs. Investment

Bank revenues

increased by

USD 1,190m, mainly

in
Global Markets, due

to an increase

in Derivatives &

Solutions revenues that

resulted from higher

revenues across all
products,

as well

as higher

revenues in

Financing, led

by Prime

Brokerage, supported

by higher

client balances.
Non-core and Legacy revenues

decreased by USD 1,280m, mainly

due to lower net

gains from position

exits and
lower net interest

income from

securitized product

and credit portfolios,

partly offset

by lower liquidity

and funding
costs,

as

a

result

of

the

smaller

portfolio.

Revenues

in

Group

Items

were

negative

USD 590m,

compared

with
negative

USD 851m

in

the

first

nine

months

of

2024,

and

included

lower

mark-to-market

losses

from

Group
hedging and own debt, including hedge accounting

ineffectiveness, within Group Treasury.

Net fee and

commission income

increased by USD 1,149m

to USD 20,689m and

included a decrease

of USD 339m
in accretion of PPA adjustments on financial instruments and other PPA effects. Investment fund fees increased by
USD 695m

and

fees

for

portfolio

management

and

related

services

increased

by

USD 333m.

The

year-on-year
increase in

these fee

categories was

mainly driven

by higher

average levels

of fee-generating

assets in

Global Wealth
Management,

reflecting positive

impacts from market

performance,

and net new

fee-generating asset

inflows over
the course of the last 12 months. Net brokerage fees increased by USD 615m due to higher levels of client activity
across all

regions in

Global Wealth

Management and

also due

to higher

volumes, across

all regions,

in Cash Equities
in Execution Services in the Investment Bank.

Other income was

USD 317m compared with

USD 619m in the

first nine months

of 2024. The first

nine months of
2025 included a USD 128m gain from the sale of a stake in CSS, a USD 97m gain from the sale of Select Portfolio
Servicing,

a

USD 64m

gain

from

the

Swisscard

transactions

and

a

USD 33m

gain

from

the

sale

of

our

wealth
management business in India. These gains were partly offset by a USD 156m loss relating to an investment in an
associate. The

first nine

months of

2024 included

a USD 135m

gain related

to the

sale of

our investment

in an
associate, as well as a USD 100m net gain from

disposals.
Personnel

expenses

increased

by

USD 223m

to

USD 21,180m,

driven

by

an

increase

in

financial

advisor
compensation,

resulting

from

higher

compensable

revenues,

as

well

as

integration-related

expenses

for

post-
employment

benefit

plans.

This

was

partly

offset

by

lower

salary

expenses,

reflecting

the

impact

of

a

smaller
workforce.

General and

administrative expenses

decreased by

USD 1,053m to

USD 6,067m, mainly

driven by

a

USD 739m
increase in net releases

for litigation, regulatory

and similar matters,

including releases related to

the completion of
obligations under

Credit Suisse’s

residential mortgage-backed

securities settlement

with the DOJ

and the

resolution
of a

legacy matter

concerning cross-border

business activities

in France.

In addition,

there was

a USD 201m

decrease
in consulting, legal

and audit

fees, primarily driven

by a

reduction in

integration-related expenses. The

decreases
were partly offset by a USD 180m expense related

to the Swisscard transactions.
Outlook
With

valuations

elevated

across

most

asset

classes

entering

the

fourth

quarter,

investors

remain

engaged

but
increasingly focused on

hedging downside risks,

which is also

evident in periodic

headline-driven spikes

in volatility.
Against

this

backdrop,

transactional

activity

and

our

deal

pipelines

remain

healthy,

though

sentiment

can

shift
quickly as confidence

in the outlook

is tested and

seasonal effects

come into

play. Furthermore,

macro uncertainties
along

with

a

strong

Swiss

franc

and

higher

US

tariffs

are

clouding

the

outlook

for

the

Swiss

economy,

and

a
prolonged US government shutdown may delay

capital market activities.

In the fourth

quarter, we expect

net interest income

in US dollars

to remain broadly

stable in each

of Global Wealth
Management and Personal

& Corporate Banking. Credit

loss expense in Personal

& Corporate Banking is projected
at

around

CHF 80m.

Quarter-end

transactional

activity

levels

in

the

Investment

Bank

are

likely

to

normalize
compared with the

strong prior-year period

when markets were

unusually active ahead

of the

US administration
change.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

18
As

in

prior

years,

the

Group

is

likely

to

see

more

modest

sequential gross

and

net

saves

in

the

fourth

quarter,
reflecting our

continued focus on

the Swiss platform

migration and a

seasonal uptick in

select non-personnel

costs,
notably

the

UK

bank

levy.

Our

reported

net

profit

is

expected

to

be

influenced

by

integration

costs

of

around
USD 1.1bn, partly

offset by

acquisition-related revenues

of

around USD 0.5bn.

The

year-end 2025

CET1 capital
ratio is expected

to decrease sequentially reflecting

an accrual for

intended share repurchases in

2026, as well

as
the full-year 2025 dividend.
We remain focused on actively engaging with our clients, helping them to navigate a complex environment while
executing on

our growth

and integration

plans. We

are confident

in our

ability to

deliver on

our 2026

financial
targets, leveraging the power of our diversified

business model and global footprint.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

19
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net interest income

1,773

1,705

1,811

4

(2)

5,186

5,509
Recurring net fee income
1

3,475

3,351

3,235

4

7

10,105

9,363
Transaction-based income
1

1,296

1,236

1,144

5

13

3,960

3,461
Other income

(1)

7

10

14

63
Total revenues

6,543

6,300

6,199

4

6

19,265

18,395
Credit loss expense / (release)

7

3

2

124

223

16

(2)
Operating expenses

5,182

5,093

5,112

2

1

15,332

15,340
Business division operating profit / (loss) before tax

1,354

1,204

1,085

12

25

3,917

3,057
Underlying results
Total revenues as reported

6,543

6,300

6,199

4

6

19,265

18,395
of which: PPA effects and other integration items
2

171

153

224

12

(24)

489

691
of which: PPA effects recognized in net interest income

142

148

221

(4)

(36)

449

717
of which: PPA effects and other integration items recognized in transaction-based income

29

5

3

529

765

40

(27)
of which: loss related to an investment in an associate

(38)

(8)

352

(42)
Total revenues (underlying)
1

6,410

6,156

5,975

4

7

18,818

17,705
Credit loss expense / (release)

7

3

2

124

223

16

(2)
Operating expenses as reported

5,182

5,093

5,112

2

1

15,332

15,340
of which: integration-related expenses and PPA effects
1,3

553

383

419

44

32

1,291

1,347
Operating expenses (underlying)
1

4,629

4,710

4,693

(2)

(1)

14,041

13,993
of which: net expenses / (releases) for litigation, regulatory and similar matters

(198)

13

18

(170)

46
Business division operating profit / (loss) before tax as reported

1,354

1,204

1,085

12

25

3,917

3,057
Business division operating profit / (loss) before tax (underlying)
1

1,774

1,443

1,280

23

39

4,762

3,713
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

24.8

38.3

17.2

28.1

(3.4)
Cost / income ratio (%)
1

79.2

80.8

82.5

79.6

83.4
Average attributed equity (USD bn)
4

34.5

34.2

33.5

1

3

34.1

33.2
Return on attributed equity (%)
1,4

15.7

14.1

13.0

15.3

12.3
Financial advisor compensation
5

1,419

1,334

1,335

6

6

4,162

3,892
Net new fee-generating assets (USD bn)
1

8.8

7.5

14.6

43.5

48.4
Fee-generating assets (USD bn)
1

2,066

1,980

1,858

4

11

2,066

1,858
Net new assets (USD bn)
1

37.5

23.3

24.7

92.3

79.0
Net new assets growth rate (%)
1

3.3

2.2

2.4

2.9

2.7
Invested assets (USD bn)
1

4,714

4,512

4,259

4

11

4,714

4,259
Net new loans (USD bn)
1

3.5

3.4

(3.0)

9.1

(11.1)
Loans, gross (USD bn)
6

322.0

318.3

311.5

1

3

322.0

311.5
Net new deposits (USD bn)
1

(9.5)

9.0

(3.9)

(9.8)

(1.9)
Customer deposits (USD bn)
6

478.2

488.8

481.9

(2)

(1)

478.2

481.9
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7

0.5

0.5

0.4

0.5

0.4
Advisors (full-time equivalents)

9,499

9,565

9,897

(1)

(4)

9,499

9,897
Underlying performance measures
Pre-tax profit growth (year-on-year, %) 1

38.5

24.3

29.9

28.2

19.5
Cost / income ratio (%)
1

72.2

76.5

78.5

74.6

79.0
Return on attributed equity (%)
1,4

20.6

16.9

15.3

18.6

14.9
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and incremental items

directly related to the integration.

3 Includes temporary, incremental

operating expenses directly related to the

integration, as well as amortization of

intangibles resulting
from the acquisition of the Credit Suisse Group.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

5 Relates to licensed professionals with the
ability to provide investment

advice to clients in

the Americas. Consists

of cash compensation, determined

using a formulaic approach

based on production,

and deferred awards.

Also includes expenses related

to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,551m as of 30 September 2025.

6 Loans and Customer deposits in this

table include customer brokerage receivables and payables, respectively, which are presented in separate reporting lines on the balance sheet.

7 Refer to the “Risk management
and control” section of this report for more information about credit-impaired exposures. Excludes loans to financial advisors.
Results: 3Q25 vs 3Q24
Profit

before tax

increased by

USD 269m,

or 25%,

to USD

1,354m, mainly

due to

higher

total

revenues, partly
offset

by

higher

operating

expenses.

Underlying

profit

before

tax

was

USD 1,774m,

an

increase

of

39%,

after
excluding from operating expenses USD 553m

of integration-related expenses and purchase price allocation (PPA)
effects and

excluding from total

revenues USD 171m

of PPA

effects and other

integration items and

a USD 38m
loss related to an investment in an associate.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

20
Total revenues

Total revenues increased by USD 344m, or 6%, to USD 6,543m, largely driven by higher recurring net fee income
and transaction-based

income, partly offset

by lower net

interest income, and

included a USD 53m

decrease in PPA
effects and

other integration

items. Excluding

USD 171m of

PPA effects

and other

integration items

and a

USD 38m
loss related to an investment in an associate,

underlying total revenues were USD 6,410m,

an increase of 7%.
Net interest income

decreased by USD 38m,

or 2%, to

USD 1,773m and included

a USD 79m decrease

in accretion
of PPA adjustments on

financial instruments and

other PPA effects. Excluding

PPA effects of USD 142m,

underlying
net interest

income was

USD 1,631m, an

increase of

3%. This

increase was

largely driven

by lower

liquidity and
funding costs, the

effects of favorable

changes in deposit

mix, balance sheet

optimization measures and positive
foreign currency effects,

partly offset by the

impact of lower central

bank interest rates

on deposit revenues and

by
lower

loan

revenues,

reflecting

margin

contraction.

The

variance

also

included

a

change

to

our

segmentation
approach that

was implemented

in February

2025 and

led to

a shift

of some

affluent clients

to Personal

& Corporate
Banking.

Recurring net fee

income increased by

USD 240m, or 7%,

to USD 3,475m and

largely consisted of

fees for services
provided on an ongoing basis,

such as portfolio management

fees, asset-based investment fund

fees, custody fees
and administrative fees for accounts. The year-on-year increase was mainly driven by higher average levels of fee-
generating assets reflecting positive

impacts from market performance

and net new

fee-generating asset inflows
over the

course of

the last

12 months.

In the

third quarter

of 2025,

net new

fee-generating asset

inflows were
USD 8.8bn, mainly driven by mandate sales.
Transaction-based income

increased by

USD 152m, or

13%, to

USD 1,296m, mainly

driven by

higher levels

of client
activity in the Asia Pacific,

EMEA and Americas regions. Excluding

PPA effects of USD 29m, underlying

transaction-
based income was USD 1,267m, an increase

of 11%.
Other income was negative

USD 1m,

compared with positive USD

10m, and included a

loss of USD 38m related

to
an investment

in an

associate and

a USD 33m

gain from

the sale

of our

wealth management

business in

India.
Excluding the aforementioned loss, underlying

other income was USD 37m.

Credit loss expense / release
Net credit loss expenses were

USD 7m, compared with net credit loss

expenses of USD 2m in the

third quarter of
2024.
Operating expenses
Operating

expenses

increased

by

USD 70m,

or

1%,

to

USD 5,182m

and

included

a

USD 133m

increase

in
integration-related

expenses.

Excluding

USD 553m

of

integration-related

expenses

and

PPA

effects,

underlying
operating expenses were USD

4,629m,

a decrease of 1%,

and included USD 198m

of net releases in provisions

for
litigation, regulatory and

similar matters,

primarily reflecting USD 284m

of releases

related to

the resolution of

a
legacy matter concerning cross-border business activities in France.

These effects were partly offset by an increase
in financial advisor compensation as a result

of higher compensable revenues.

›
Refer to “Other developments” in the “Recent developments” section and “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
Invested assets: 3Q25 vs 2Q25
Invested

assets

increased

by

USD 202bn

to

USD 4,714bn,

mainly

driven

by

positive

market

performance

of
USD 176.6bn

and

net

new

asset

inflows

of

USD 37.5bn,

partly

offset

by

negative

foreign

currency

effects

of
USD 6.5bn. Positive

net new

assets were driven

by inflows of

USD 37.9bn in the

Asia Pacific region,

including flows
linked to strategic holdings

and higher levels of

client activity across the

region. The EMEA and

Switzerland regions
also contributed positive net new assets

of USD 5.6bn and USD 3.2bn, respectively.
Loans: 3Q25 vs 2Q25
Loans increased by USD 3.7bn to USD 322.0bn,

mainly driven by positive net new loans of

USD 3.5bn.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposits: 3Q25 vs 2Q25
Customer

deposits

decreased

by

USD 10.6bn

to

USD 478.2bn,

mainly

driven

by

net

new

deposit

outflows

of
USD 9.5bn and negative foreign currency effects.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

21
Results: 9M25 vs 9M24
Profit before tax increased by USD 860m, or 28%, to USD 3,917m, mainly due to higher total revenues and lower
operating

expenses.

Underlying

profit

before

tax

was

USD 4,762m,

an

increase

of

28%,

after

excluding

from
operating expenses

USD 1,291m of

integration-related expenses

and PPA

effects and

excluding from

total revenues
USD 489m of PPA

effects and other

integration items and

a USD 42m loss related

to an investment in

an associate.
Total revenues increased by

USD 870m, or 5%, to USD

19,265m, largely driven by

higher recurring net fee income
and transaction-based income,

partly offset

by lower

net interest

income, and included

a USD 202m decrease

in
PPA

effects and

other integration

items. Excluding

USD 489m of

PPA

effects and

other integration

items and

a
USD 42m loss related to an investment in an associate,

underlying total revenues were USD 18,818m, an increase
of 6%.
Net

interest

income

decreased

by

USD 323m,

or

6%,

to

USD 5,186m

and

included

a

USD 268m

decrease

in
accretion of PPA adjustments on financial instruments and other PPA effects. Excluding PPA effects of USD 449m,
underlying net interest

income was USD 4,737m,

a decrease of 1%.

This decrease was

largely driven by the

impact
of

lower

central

bank

interest

rates

on

deposit

revenues

and

by

lower

loan

revenues,

which

reflected

margin
contraction. The

decrease was

partly offset

by balance

sheet optimization

measures, lower

liquidity and

funding
costs,

positive

foreign

currency

effects

and

the

effects

of

favorable

changes

in

deposit

mix.

The

variance

also
included a

change to

our segmentation

approach that

was implemented

in February

2025 and

led to

a shift

of
some affluent clients to Personal & Corporate

Banking.

Recurring net fee income increased by USD 742m, or 8%, to

USD 10,105m. The year-on-year increase was mainly
driven by higher average

levels of fee-generating assets reflecting positive

impacts from market performance and
net new fee-generating asset inflows over the course of the last 12 months. In the first nine months of 2025, net
new fee-generating asset inflows were USD

43.5bn, mainly driven by mandate sales.
Transaction-based income

increased by

USD 499m, or

14%, to

USD 3,960m, mainly

driven by

higher levels

of client
activity

across

all

regions.

Excluding

PPA

effects

of

USD 40m,

underlying

transaction-based

income

was
USD 3,920m, an increase of 12%.
Other income decreased by

USD 49m to USD 14m and

included a net loss of USD

42m related to an investment

in
an

associate

and

a

USD 33m

gain

from

the

sale

of

our

wealth

management

business

in

India.

Excluding

the
aforementioned loss, underlying other income

was USD 56m.

Net credit loss expenses were

USD 16m, compared with net

credit loss releases of USD 2m in

the first nine months
of 2024.
Operating expenses were broadly stable at USD 15,332m

and included a USD 56m decrease in integration-related
expenses. Excluding USD 1,291m of

integration-related expenses and PPA

effects, underlying operating expenses
were broadly stable at USD 14,041m

and included USD 170m of

net releases in provisions

for litigation, regulatory
and

similar

matters,

primarily

reflecting

USD 284m

of

releases

related

to

the

resolution

of

a

legacy

matter
concerning cross-border

business activities

in France.

These effects

were partly

offset by

an increase

in financial
advisor compensation as a result of higher compensable

revenues.
›
Refer to “Other developments” in the “Recent developments” section and “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

22
Regional breakdown of performance measures
As of or for the quarter ended 30.9.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

527

349

378

371

148

1,773
Recurring net fee income
3

2,147

280

572

465

10

3,475
Transaction-based income
3

416

411

255

206

7

1,296
Other income

7

(6)

(2)

2

(2)

(1)
Total revenues

3,097

1,035

1,203

1,045

163

6,543
Credit loss expense / (release)

13

(2)

8

(13)

1

7
Operating expenses

2,669

614

700

634

565

5,182
Operating profit / (loss) before tax

416

422

496

423

(403)

1,354
of which: PPA effects, integration-related items and other items
4

(420)

(420)
Cost / income ratio (%)
3

86.2

59.4

58.2

60.7

79.2
Net new fee-generating assets (USD bn)
3

(1.7)

3.7

5.7

1.2

(0.1)

8.8
Fee-generating assets (USD bn)
3

1,175

199

434

257

1

2,066
Net new assets (USD bn)
3

(8.6)

37.9

5.6

3.2

(0.5)

37.5
Net new assets growth rate (%)
3

(1.6)

20.3

3.1

1.5

3.3
Invested assets (USD bn)
3

2,284

816

752

859

4

4,714
Net new loans (USD bn)
3

0.8

0.2

0.8

1.8

0.0

3.5
Loans, gross (USD bn)

101.3
5

45.0

63.9

110.4

1.4

322.0
Net new deposits (USD bn)
3

1.8

(2.1)

(4.7)

(4.7)

0.3

(9.5)
Customer deposits (USD bn)

115.8
5

120.4

112.5

124.9

4.5

478.2
Advisors (full-time equivalents)

5,779

919

1,500

1,218

84

9,499
As of or for the quarter ended 30.9.24
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

474

327

402

394

214

1,811
Recurring net fee income
3

1,965

275

542

440

13

3,235
Transaction-based income
3

393

322

225

209

(5)

1,144
Other income

7

(4)

0

(1)

8

10
Total revenues

2,838

919

1,169

1,043

230

6,199
Credit loss expense / (release)

7

(5)

(3)

(3)

5

2
Operating expenses

2,501

638

867

678

429

5,112
Operating profit / (loss) before tax

330

286

304

368

(204)

1,085
of which: PPA effects, integration-related items and other items
4

(195)

(195)
Cost / income ratio (%)
3

88.1

69.4

74.2

65.0

82.5
Net new fee-generating assets (USD bn)
3

7.5

4.5

1.0

1.6

(0.1)

14.6
Fee-generating assets (USD bn)
3

1,063

170

388

236

1

1,858
Net new assets (USD bn)
3

8.0

7.3

0.7

9.4

(0.8)

24.7
Net new assets growth rate (%)
3

1.6

4.7

0.5

5.0

2.4
Invested assets (USD bn)
3

2,096

678

684

796

5

4,259
Net new loans (USD bn)
3

0.0

0.0

(1.5)

(1.3)

(0.1)

(3.0)
Loans, gross (USD bn)

96.5
5

42.8

59.7

111.5

0.9

311.5
Net new deposits (USD bn)
3

2.7

2.2

(7.1)

(1.8)

0.0

(3.9)
Customer deposits (USD bn)

108.2
5

130.3

114.6

126.7

2.0

481.9
Advisors (full-time equivalents)

5,986

949

1,522

1,331

109

9,897
1 Including the

following business units:

United States and

Canada; and Latin

America.

2 Includes impacts from

accretion of purchase

price allocation (PPA)

adjustments on financial

instruments and other

PPA
effects, integration-related expenses,

certain gains and losses including from investments

in associates, referral payments from

and to Personal & Corporate

Banking from client shifts, impacts from

agreements with
certain clients, and impacts from

minor functions that are not

included in the four regions individually

presented in this table.

3 Refer to “Alternative

performance measures” in the appendix

to this report for the
definition and calculation method.

4 Items of profit or loss that management believes are

not representative of the underlying performance,

namely impacts from accretion of purchase price allocation adjustments on financial instruments

and other PPA

effects, integration-related

expenses, amortization

of intangibles resulting

from the acquisition

of the Credit

Suisse Group, and

certain gains and

losses from investments in
associates.

5 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in

separate reporting lines on the balance sheet.
Regional comments 3Q25 vs 3Q24, except where

indicated

Americas
Profit

before

tax

increased

by

USD 86m

to

USD 416m.

Total

revenues

increased

by

USD 259m,

or

9%,

to
USD 3,097m, mainly

driven by

increases of USD 182m

in recurring net

fee income,

USD 53m in net

interest income
and USD 23m in transaction-based income. Operating expenses increased by USD 168m, or 7%, to USD 2,669m.
The cost / income

ratio decreased

to 86.2%

from 88.1%.

Loans increased

by 1%

compared with

the second

quarter
of 2025, to USD 101.3bn, mainly driven by positive net new loans of USD 0.8bn. Customer deposits increased by
2% compared with the second

quarter of 2025, to USD

115.8bn, with net new deposit

inflows of USD 1.8bn.

Net
new asset outflows were USD 8.6bn.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

23
Asia Pacific
Profit

before

tax

increased

by

USD 136m

to

USD 422m.

Total

revenues

increased

by

USD 116m,

or

13%,

to
USD 1,035m, mainly

driven by

increases of

USD 89m in

transaction-based income

and USD 22m

in net

interest
income. Operating expenses decreased

by USD 24m, or

4%, to USD

614m. The cost / income ratio

decreased to
59.4% from 69.4%.

Loans increased by

1% compared with

the second quarter

of 2025, to

USD 45.0bn, mainly
driven by

positive net

new loans of

USD 0.2bn. Customer deposits

decreased by 2%

compared with

the second
quarter

of

2025,

to

USD 120.4bn,

with

net

new

deposit

outflows

of

USD 2.1bn.

Net

new

asset

inflows

were
USD 37.9bn.
EMEA
Profit before

tax increased by

USD 192m to

USD 496m and included

USD 153m of net

releases in

provisions for
litigation, regulatory and

similar matters,

primarily reflecting USD 213m

of releases

related to

the resolution of

a
legacy matter concerning cross-border business activities in France. Total revenues increased by USD 34m, or 3%,
to USD 1,203m, mainly driven by increases of USD 30m in

recurring net fee income and USD 30m in

transaction-
based

income,

partly

offset

by

a

USD 24m

decrease

in

net

interest

income.

Operating

expenses

decreased

by
USD 167m,

or

19%,

to

USD 700m

and

included

the

aforementioned

release

in

litigation

provisions.

The
cost / income ratio decreased

to 58.2% from 74.2%.

Loans increased by

1% compared with

the second quarter

of
2025, to USD 63.9bn, mainly driven by

positive net new loans of USD 0.8bn.

Customer deposits decreased by 4%
compared

with

the

second

quarter

of

2025,

to

USD 112.5bn,

mainly

driven

by

net

new

deposit

outflows

of
USD 4.7bn. Net new asset inflows were

USD 5.6bn.
Switzerland
Profit

before

tax

increased

by

USD 55m

to

USD 423m

and

included

USD 66m

of

net

releases

in

provisions

for
litigation, regulatory

and

similar matters,

primarily reflecting

USD 71m of

releases related

to the

resolution of

a
legacy

matter

concerning

cross-border

business

activities

in

France.

Total

revenues

were

broadly

stable

at
USD 1,045m, with

an increase

of USD 25m

in

recurring net

fee income,

almost entirely

offset by

a

decrease of
USD 23m in net interest income. Operating

expenses decreased by USD 44m, or 6%, to

USD 634m and included
the aforementioned

release in litigation

provisions. The

cost / income ratio

decreased to 60.7%

from 65.0%.

Loans
increased by 1% compared with the

second quarter of 2025, to USD 110.4bn, mainly

driven by positive net new
loans

of

USD 1.8bn.

Customer

deposits

decreased

by

4%

compared

with

the

second

quarter

of

2025,

to
USD 124.9bn, mainly driven by net new deposit

outflows of USD 4.7bn. Net new asset

inflows were USD 3.2bn.
Divisional items
Operating loss before tax was USD 403m and mainly included USD

553m of integration-related expenses and PPA
effects,

impacts

from

agreements

with

certain

clients,

and

a

loss

of

USD 38m

related

to

an

investment

in

an
associate, partly offset by the aforementioned USD 171m related to PPA effects and other integration items and a
USD 33m gain from the sale of our wealth management

business in India.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

24
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net interest income

1,120

1,111

1,227

1

(9)

3,346

3,783
Recurring net fee income
1

351

357

363

(2)

(3)

1,066

1,068
Transaction-based income
1

463

459

439

1

6

1,374

1,350
Other income

(70)

(28)

29

154

(32)

56
Total revenues

1,864

1,900

2,056

(2)

(9)

5,753

6,257
Credit loss expense / (release)

58

91

71

(37)

(19)

197

202
Operating expenses

1,300

1,243

1,258

5

3

3,938

3,765
Business division operating profit / (loss) before tax

507

566

728

(10)

(30)

1,618

2,290
Underlying results
Total revenues as reported

1,864

1,900

2,056

(2)

(9)

5,753

6,257
of which: PPA effects and other integration items
2

222

222

239

0

(7)

660

688
of which: PPA effects recognized in net interest income

201

205

219

(2)

(8)

598

632
of which: PPA effects and other integration items recognized in transaction-based income

20

17

20

17

0

62

56
of which: loss related to an investment in an associate

(81)

(18)

354

(90)
of which: items related to the Swisscard transactions
3

58
Total revenues (underlying)
1

1,724

1,696

1,818

2

(5)

5,125

5,569
Credit loss expense / (release)

58

91

71

(37)

(19)

197

202
Operating expenses as reported

1,300

1,243

1,258

5

3

3,938

3,765
of which: integration-related expenses and PPA effects
1,4

302

195

170

55

77

668

477
of which: items related to the Swisscard transactions
5

164
Operating expenses (underlying)
1

998

1,048

1,088

(5)

(8)

3,106

3,288
of which: net expenses / (releases) for litigation, regulatory and similar matters

(29)

0

0

(29)

0
Business division operating profit / (loss) before tax as reported

507

566

728

(10)

(30)

1,618

2,290
Business division operating profit / (loss) before tax (underlying)
1

668

557

659

20

1

1,822

2,079
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(30.3)

(19.5)

(14.3)

(29.3)

15.0
Cost / income ratio (%)
1

69.7

65.4

61.2

68.4

60.2
Average attributed equity (CHF bn)
6

17.7

17.7

18.9

0

(7)

17.8

19.1
Return on attributed equity (%)
1,6

11.5

12.8

15.4

12.1

15.9
Net interest margin (bps)
1

181

179

199

180

202
Loans, gross (CHF bn)

247.4

248.7

244.2

(1)

1

247.4

244.2
Customer deposits (CHF bn)

246.7

249.3

252.3

(1)

(2)

246.7

252.3
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7

1.2

1.2

1.2

1.2

1.2
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

1.5

(13.7)

(6.8)

(12.3)

18.5
Cost / income ratio (%)
1

57.9

61.8

59.9

60.6

59.0
Return on attributed equity (%)
1,6

15.1

12.6

13.9

13.6

14.5
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and incremental items directly related to the integration.

3 Represents the gain related to UBS’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.

4 Includes temporary, incremental

operating expenses directly

related to the integration,

as well as amortization

of intangibles resulting from

the acquisition of the

Credit Suisse Group.

5 Represents the expense
related to the payment to

Swisscard for the sale

of the Credit Suisse card

portfolios to UBS.

6 Refer to the “Equity

attribution” section of this report

for more information about

the equity attribution framework.

7 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

25
Results : 3Q25 vs 3Q24
Profit

before

tax

decreased

by

CHF 221m,

or

30%,

to

CHF 507m,

reflecting

lower

total

revenues

and

higher
operating expenses, partly

offset by lower net

credit loss expenses.

Underlying profit before tax

was CHF 668m, an
increase of

1%. This underlying

profit excludes from

total revenues CHF 222m

of purchase price

allocation (PPA)
effects and other integration

items and a loss of

CHF 81m related to an investment

in an associate; it also excludes
from operating expenses CHF 302m of integration-related

expenses

and PPA effects.
Total revenues
Total revenues decreased by CHF 192m,

or 9%, to CHF 1,864m,

predominantly due to lower net

interest income
and other income. Total

revenues in the third quarter

of 2025 included a loss

of CHF 81m related to

an investment
in

an

associate.

Excluding

CHF 222m

of

PPA

effects

and

other

integration

items

and

the

aforementioned

loss,
underlying total revenues were CHF 1,724m,

a decrease of 5%.
Net interest income decreased

by CHF 107m, or 9%,

to CHF 1,120m, mainly reflecting

the impact of lower

central
bank

interest rates

on

deposit

revenues. This

decrease was

partly

offset by

deposit

pricing measures

and

lower
liquidity and funding

costs. Net

interest income

also included

an CHF 18m

decrease in

accretion of

PPA adjustments
on financial instruments and

other PPA effects. Excluding

PPA effects of CHF 201m,

underlying net interest income
was CHF 919m, a decrease of 9%.
Recurring net fee

income decreased by

CHF 12m, or 3%,

to CHF 351m and

largely consisted of

fees for services
provided on an ongoing basis, such as administrative

fees for accounts,

custody fees,

asset-based investment fund
fees and

portfolio management

fees. The

year-on-year change

was negatively

affected by

lower Swisscard

revenues
and a reclassification of

recurring net fee income

to transaction-based income

as a result of

aligning Credit Suisse’s
presentation to

that of

UBS in

the second

half of

2024. These

effects were

partly offset

by higher

custody fees,
mainly reflecting positive market performance

and net new inflows.
Transaction-based income increased

by CHF 24m,

or 6%,

to CHF 463m,

mostly due

to higher

corporate finance
fees and the positive effect from the aforementioned reclassification.

Excluding CHF 20m of PPA effects and other
integration items, underlying transaction-based

income increased by 6% to CHF 443m.
Other income was

negative CHF 70m, compared

with positive CHF 29m

and included a

loss of CHF 81m

related to
an investment in an associate. Excluding this

loss, underlying other income was positive

CHF 11m.
Credit loss expense / release
Net credit loss expenses were CHF 58m and mainly reflected net expenses on credit-impaired positions. Net credit loss expenses in the prior-year quarter were

CHF 71m.
Operating expenses
Operating

expenses

increased

by

CHF 42m,

or

3%,

to

CHF 1,300m

and

included

a

CHF 134m

increase

in
integration-related

expenses.

Excluding

CHF 302m

of

integration-related

expenses

and

PPA

effects,

underlying
operating expenses

were CHF 998m,

a decrease of

8%, mainly

reflecting lower

personnel and

real estate expenses,
as well

as CHF 29m

of net

releases in

provisions for

litigation, regulatory

and similar

matters related

to the

resolution
of a legacy matter concerning cross-border business

activities in France.
›
Refer to “Other developments” in the “Recent developments” section and “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
Results : 9M25 vs 9M24
Profit

before

tax

decreased by

CHF 672m,

or

29%, to

CHF 1,618m, mainly

reflecting lower

total

revenues and
higher operating

expenses. Underlying

profit before

tax was

CHF 1,822m, a

decrease of

12%, predominantly

driven
by lower net interest income, resulting from lower market interest rates. This underlying profit excludes from total revenues

CHF 660m

of

PPA

effects

and

other

integration

items,

a

gain

of

CHF 58m

related

to

the

Swisscard
transactions, and a

net loss of CHF

90m

related to an investment

in an associate; it

also excludes from operating
expenses

CHF 668m

of

integration-related

expenses

and

PPA

effects

and

a

CHF 164m

expense

related

to

the
Swisscard transactions.

Total revenues decreased by CHF 504m, or 8%, to CHF 5,753m, predominantly due to lower net interest income, and included

a CHF 28m

decrease in

PPA effects

and other

integration items.

Total revenues

in the first

nine months
of 2025 also included a gain of CHF 58m related to

the Swisscard transactions and a net loss of CHF 90m related to

an

investment

in

an

associate.

Excluding

CHF 660m

of

PPA

effects

and

other

integration

items

and

the
aforementioned gain and a net loss, underlying

total revenues were CHF 5,125m,

a decrease of 8%.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

26
Net interest

income decreased

by CHF 437m,

or 12%,

to CHF 3,346m,

mainly reflecting

the impact

of lower

central
bank

interest rates

on

deposit

revenues. This

decrease was

partly

offset by

deposit

pricing measures

and

lower
liquidity and funding costs. Net interest

income also included a CHF 34m

decrease in accretion of PPA adjustments
on financial instruments and

other PPA effects. Excluding

PPA effects of CHF 598m,

underlying net interest income
was CHF 2,748m, a decrease of 13%.
Recurring net

fee income was

stable at

CHF 1,066m, as the

impact of

higher custody fees,

mainly reflecting net
new inflows and positive market performance, was offset by the effect from a reclassification of recurring net fee
income to transaction-based income as a result of aligning

Credit Suisse presentation to that of UBS in the second
half of 2024.
Transaction-based

income

increased

by

CHF 24m,

or

2%,

to

CHF 1,374m,

as

the

positive

impact

from

the
aforementioned reclassification

and a

CHF 6m increase

in accretion

of PPA

adjustments on

financial instruments
and other PPA effects were

partly offset by lower corporate

client revenues. Excluding CHF 62m

of PPA effects and
other integration items, underlying transaction-based

income was CHF 1,312m, an increase of 1%.
Other income was negative CHF 32m, compared with positive CHF 56m, and reflected a gain of CHF 58m related to the Swisscard transactions and a net loss of CHF 90m

related to an investment in an associate. Excluding these
items, underlying other income was negative CHF

1m.
Net credit loss expenses

were CHF 197m and mainly

reflected net expenses

on credit-impaired positions.

Net credit
loss expenses in the prior-year period were

CHF 202m.
Operating expenses increased by CHF 173m, or

5%, to CHF 3,938m, largely due to

a CHF 164m expense related
to the Swisscard

transactions, as

well as a

CHF 195m increase

in integration-related

expenses. Excluding

CHF 668m
of

integration-related

expenses

and

PPA

effects

and

the

aforementioned

expense

of

CHF 164m,

underlying
operating expenses

were CHF 3,106m,

a decrease

of 6%,

mainly driven

by lower

personnel expenses,

including
lower variable

compensation, and

by CHF 29m

of net

releases in

provisions for

litigation, regulatory

and similar
matters related to the resolution of a legacy

matter concerning cross-border business activities

in France.
›
Refer to “Other developments” in the “Recent developments” section and “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

27
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net interest income

1,395

1,367

1,429

2

(2)

4,001

4,288
Recurring net fee income
1

437

440

422

(1)

4

1,274

1,210
Transaction-based income
1

577

565

510

2

13

1,643

1,528
Other income

(88)

(35)

33

155

(50)

63
Total revenues

2,321

2,336

2,394

(1)

(3)

6,868

7,089
Credit loss expense / (release)

72

114

83

(37)

(13)

239

229
Operating expenses

1,619

1,528

1,465

6

10

4,697

4,265
Business division operating profit / (loss) before tax

631

695

846

(9)

(25)

1,932

2,594
Underlying results
Total revenues as reported

2,321

2,336

2,394

(1)

(3)

6,868

7,089
of which: PPA effects and other integration items
2

276

274

278

1

(1)

790

780
of which: PPA effects recognized in net interest income

251

252

255

(1)

(2)

716

717
of which: PPA effects and other integration items recognized in transaction-based income

25

21

23

18

7

74

64
of which: loss related to an investment in an associate

(102)

(23)

352

(114)
of which: items related to the Swisscard transactions
3

64
Total revenues (underlying)
1

2,147

2,085

2,116

3

1

6,128

6,308
Credit loss expense / (release)

72

114

83

(37)

(13)

239

229
Operating expenses as reported

1,619

1,528

1,465

6

10

4,697

4,265
of which: integration-related expenses and PPA effects
1,4

376

240

198

57

90

808

540
of which: items related to the Swisscard transactions
5

180
Operating expenses (underlying)
1

1,242

1,288

1,267

(4)

(2)

3,709

3,725
of which: net expenses / (releases) for litigation, regulatory and similar matters

(37)

0

0

(37)

0
Business division operating profit / (loss) before tax as reported

631

695

846

(9)

(25)

1,932

2,594
Business division operating profit / (loss) before tax (underlying)
1

833

684

766

22

9

2,179

2,354
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(25.4)

(10.2)

(11.6)

(25.5)

17.4
Cost / income ratio (%)
1

69.7

65.4

61.2

68.4

60.2
Average attributed equity (USD bn)
6

22.0

21.4

21.8

3

1

21.2

21.7
Return on attributed equity (%)
1,6

11.5

13.0

15.5

12.2

15.9
Net interest margin (bps)
1

179

184

202

181

201
Loans, gross (USD bn)

310.6

313.4

288.4

(1)

8

310.6

288.4
Customer deposits (USD bn)

309.8

314.1

297.9

(1)

4

309.8

297.9
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,7

1.2

1.2

1.2

1.2

1.2
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

8.8

(3.7)

(4.1)

(7.4)

21.0
Cost / income ratio (%)
1

57.9

61.8

59.9

60.5

59.1
Return on attributed equity (%)
1,6

15.1

12.8

14.1

13.7

14.5
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as
well as temporary and incremental items directly related to the integration.

3 Represents the gain related to UBS’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.

4 Includes temporary, incremental

operating expenses directly

related to the integration,

as well as amortization

of intangibles resulting from

the acquisition of the

Credit Suisse Group.

5 Represents the expense
related to the payment to

Swisscard for the sale

of the Credit Suisse card

portfolios to UBS.

6 Refer to the “Equity

attribution” section of this report

for more information about

the equity attribution framework.

7 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Asset Management

28
Asset Management
Asset Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net management fees
1

755

733

755

3

0

2,201

2,212
Performance fees

87

39

46

125

90

156

104
Net gain from disposals

1

72

(99)

(1)

100
Total revenues

843

772

873

9

(3)

2,355

2,416
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

624

618

722

1

(14)

1,848

2,025
Business division operating profit / (loss) before tax

218

153

151

42

45

507

392
Underlying results
Total revenues as reported

843

772

873

9

(3)

2,355

2,416
Total revenues (underlying)
2

843

772

873

9

(3)

2,355

2,416
Credit loss expense / (release)

0

0

0

0

0
Operating expenses as reported

624

618

722

1

(14)

1,848

2,025
of which: integration-related expenses 2

64

63

86

2

(26)

200

255
Operating expenses (underlying)
2

560

555

636

1

(12)

1,648

1,770
of which: net expenses / (releases) for litigation, regulatory and similar matters

0

0

6

0

6
Business division operating profit / (loss) before tax as reported

218

153

151

42

45

507

392
Business division operating profit / (loss) before tax (underlying)
2

282

216

237

31

19

707

647
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

44.6

17.9

309.1

29.4

85.9
Cost / income ratio (%)
2

74.1

80.1

82.7

78.5

83.8
Average attributed equity (USD bn)
3

2.4

2.5

2.7

0

(9)

2.5

2.7
Return on attributed equity (%)
2,3

35.7

25.0

22.4

26.9

19.6
Gross margin on invested assets (bps)
2

17

16

20

17

19
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2

19.1

(5.2)

45.5

9.2

84.4
Cost / income ratio (%)
2

66.5

72.0

72.8

70.0

73.2
Return on attributed equity (%)
2,3

46.2

35.2

35.2

37.6

32.3
Information by business line / asset

class
Net new money (USD bn)
2
Equities
4

4.0

0.1

(4.9)

2.7

(9.8)
Fixed Income
4

9.2

(1.6)

5.3

17.5

14.0
of which: money market

3.2

1.7

4.7

10.1

14.2
Multi-asset & Solutions
4

2.5

(1.7)

(0.6)

1.7

(1.0)
Hedge Fund Businesses

0.9

0.3

(0.5)

1.8

(0.7)
Real Estate & Private Markets

0.1

0.0

0.7

0.2

1.0
Total net new money excluding associates

16.8

(2.9)

0.0

24.0

3.4
of which: net new money excluding money market

13.6

(4.6)

(4.8)

13.8

(10.8)
Associates
5

1.1

0.9

2.0

(1.2)

7.8
Total net new money

17.9

(2.0)

2.0

22.8

11.2
Invested assets (USD bn)
2
Equities
4

873

846

747

3

17

873

747
Fixed Income
4

499

497

471

0

6

499

471
of which: money market

172

169

153

2

13

172

153
Multi-asset & Solutions
4

360

304

285

18

26

360

285
Hedge Fund Businesses

65

62

60

4

8

65

60
Real Estate & Private Markets

158

159

152

(1)

4

158

152
Total invested assets excluding associates

1,954

1,868

1,714

5

14

1,954

1,714
of which: passive strategies

992

930

806

7

23

992

806
Associates
5

89

84

83

6

7

89

83
Total invested assets

2,043

1,952

1,797

5

14

2,043

1,797

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Asset Management

29
Asset Management (continued)
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Information by region
Invested assets (USD bn)
2
Americas

486

465

438

4

11

486

438
Asia Pacific
6

249

236

229

6

9

249

229
EMEA (excluding Switzerland)

519

487

403

7

29

519

403
Switzerland

789

765

728

3

8

789

728
Total invested assets

2,043

1,952

1,797

5

14

2,043

1,797
Information by channel
Invested assets (USD bn)
2
Third-party institutional

1,169

1,129

1,010

4

16

1,169

1,010
Third-party wholesale

200

179

182

12

10

200

182
UBS’s wealth management businesses

585

559

522

4

12

585

522
Associates
5

89

84

83

6

7

89

83
Total invested assets

2,043

1,952

1,797

5

14

2,043

1,797
1 Net management fees include transaction

fees, fund administration revenues

(including net interest and trading

income from lending activities and

foreign-exchange hedging as part of the

fund services offering),
distribution fees, incremental fund-related

expenses, gains or losses

from seed money and co-investments,

funding costs, the negative

pass-through impact of third-party performance

fees, and other items

that are
not Asset Management’s performance fees.

2 Refer to “Alternative

performance measures” in the appendix to this

report for the definition and calculation method.

3 Refer to the “Equity attribution” section of
this report for more information about

the equity attribution framework.

4 In the third quarter of 2025,

certain portfolios were reclassified from Equities

and Fixed Income to Multi-asset &

Solutions, as a result of
aligning Credit Suisse presentation to that of UBS. These

changes were applied prospectively.

5 The invested assets and net new money amounts

reported for associates are prepared in accordance with their local regulatory requirements and practices.

6 Includes invested assets from associates.
Results: 3Q25 vs 3Q24

Profit before tax increased by USD 67m, or 45%, to USD 218m, reflecting lower operating expenses, partly offset by

lower

total

revenues.

Underlying

profit

before

tax

was

USD 282m,

an

increase

of

19%,

after

excluding
integration-related expenses of USD 64m.
Total revenues

Total revenues decreased by USD 30m, or 3%, to USD 843m, mainly due to the third quarter of 2024 including a
USD 72m net gain from disposals, partly offset

by higher performance fees. The gross

margin was 17 basis points.
Net management fees

were stable at

USD 755m, of which

USD 736m was

reported within net

fee and commission
income for the Group. Positive market

performance and foreign currency effects,

as well as an USD 8m increase in
transaction fees, were largely offset by the negative impact from continued margin compression and by USD 27m of

negative revenues

related to

Hedge

Fund Businesses

(linked

to the

below-described increase

in

performance
fees). Net management fees were also impacted by a USD 19m revaluation in the third quarter of 2024 related to a real-estate fund co-investment.
Performance

fees

increased

by

USD 41m,

or

90%,

to

USD 87m,

all

of

which

was

reported

within

net

fee

and
commission income for the

Group. The increase was

mainly due to a USD 51m

increase in revenues in

Hedge Fund
Businesses

(partly

offset

by

the

aforementioned negative

revenues

in

net

management fees),

partly

offset

by

a
USD 9m decrease in Fixed Income.
Operating expenses
Operating

expenses

decreased

by

USD 98m,

or

14%,

to

USD 624m

and

included

a

USD 22m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 64m,

underlying operating expenses
were USD 560m, a decrease of 12%, mainly

due to lower personnel expenses.
Invested assets: 3Q25 vs 2Q25

Invested

assets

increased

by

USD 91bn,

or

5%,

to

USD 2,043bn,

reflecting

positive

market

performance

of
USD 78bn

and

net

new

money

of

USD 18bn,

partly

offset

by

negative

foreign

currency

effects

of

USD 4bn.
Excluding money market flows and associates,

net new money was USD 14bn.
Results: 9M25 vs 9M24

Profit before tax increased

by USD 115m, or 29%,

to USD 507m, reflecting

lower operating expenses,

partly offset
by lower

total revenues.

Underlying profit

before tax

was USD 707m,

an increase

of 9%,

after excluding

integration-
related expenses of USD 200m.
Total

revenues decreased

by

USD 61m, or

3%, to

USD 2,355m,

primarily due

to the

first

nine

months of

2024
including USD 100m of net gains

from disposals, partly offset

by higher performance fees. The

gross margin was
17 basis points.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Asset Management

30
Net management fees decreased by USD 11m

to USD 2,201m, of which USD 2,113m

was reported within net fee
and

commission income

for

the

Group.

Positive

market

performance

and

foreign

currency

effects,

as

well

as

a
USD 20m increase

reflecting our

share of

the net

profit of

associates, were

partly offset

by the

negative impact

from
continued margin compression,

by USD 27m of negative revenues related

to Hedge Fund Businesses (linked

to the
below-described increase in performance fees) and by the effects from discontinued businesses.

Net management
fees were also

impacted by a

USD 19m revaluation in

the first nine

months of 2024

related to a

real-estate fund
co-investment.
Performance fees

increased by

USD 52m, or

49%, to

USD 156m, all

of which

was reported

within net

fee and
commission income for the

Group. The increase was

mainly due to a USD 68m

increase in revenues in

Hedge Fund
Businesses

(partly

offset

by

the

aforementioned

negative

revenues

in

net

management

fees),

partly

offset

by
decreases of USD 8m in Real Estate Business and

USD 7m in Fixed Income.
Operating

expenses

decreased

by

USD 177m,

or

9%,

to

USD 1,848m

and

included

a

USD 55m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 200m, underlying operating

expenses
were USD 1,648m, a decrease of 7%, reflecting

decreases in non-personnel and personnel

expenses.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Investment Bank

31
Investment Bank
Investment Bank
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Advisory

324

192

220

68

47

738

648
Capital Markets

732

488

516

50

42

1,710

1,935
Global Banking

1,056

681

736

55

44

2,447

2,582
Execution Services

560

501

440

12

27

1,578

1,247
Derivatives & Solutions

957

1,115

964

(14)

(1)

3,364

2,795
Financing

671

670

506

0

33

2,005

1,574
Global Markets

2,187

2,286

1,910

(4)

15

6,946

5,616
of which: Equities

1,651

1,619

1,432

2

15

5,077

4,141
of which: Foreign Exchange, Rates and Credit

536

667

477

(20)

12

1,869

1,476
Total revenues

3,244

2,966

2,645

9

23

9,393

8,199
Credit loss expense / (release)

17

48

9

(65)

98

100

34
Operating expenses

2,327

2,361

2,231

(1)

4

7,115

6,728
Business division operating profit / (loss) before tax

900

557

405

62

122

2,179

1,437
Underlying results
Total revenues as reported

3,244

2,966

2,645

9

23

9,393

8,199
of which: PPA effects and other integration items
1

219

152

185

45

19

509

787
of which: PPA effects

91

152

185

(40)

(51)

381

787
of which: PPA effects recognized in the Global Banking revenue line

97

160

180

(39)

(46)

404

775
of which: other integration items
2

128

128
Total revenues (underlying)
3

3,025

2,815

2,461

7

23

8,884

7,412
Credit loss expense / (release)

17

48

9

(65)

98

100

34
Operating expenses as reported

2,327

2,361

2,231

(1)

4

7,115

6,728
of which: integration-related expenses
3

106

121

156

(12)

(32)

339

543
Operating expenses (underlying)
3

2,221

2,241

2,076

(1)

7

6,776

6,185
of which: net expenses / (releases) for litigation, regulatory and similar matters

6

9

(1)

(36)

35

(3)
Business division operating profit / (loss) before tax as reported

900

557

405

62

122

2,179

1,437
Business division operating profit / (loss) before tax (underlying)
3

787

526

377

49

109

2,009

1,193
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

122.0

16.8
n.m.

51.6
n.m.
Cost / income ratio (%)
3

71.7

79.6

84.4

75.7

82.1
Average attributed equity (USD bn)
4

18.5

18.3

17.0

1

9

18.2

17.0
Return on attributed equity (%)
3,4

19.4

12.2

9.5

16.0

11.3
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

108.9

27.7
n.m.

68.4

249.4
Cost / income ratio (%)
3

73.4

79.6

84.4

76.3

83.4
Return on attributed equity (%)
3,4

17.0

11.5

8.8

14.7

9.4
1
Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

2
Represents the gain from the sale of a stake
in a subsidiary, Credit Suisse Securities (China) Limited.

3 Refer to “Alternative performance measures”

in the appendix to this report for the definition and calculation method.

4 Refer to the “Equity attribution”
section of this report for more information about the equity attribution framework.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Investment Bank

32
Results: 3Q25 vs 3Q24
Profit before

tax increased

by USD 495m,

or 122%,

to USD 900m,

mainly due

to higher

total revenues,

partly offset
by higher operating expenses. Underlying

profit before tax was USD 787m,

an increase of 109%,

after excluding
USD 219m of purchase price allocation (PPA)

effects and other integration items

(a gain from the sale of a stake in
a subsidiary, Credit Suisse Securities (China)

Limited (CSS))

and USD 106m of integration-related expenses.
›
Refer to “Other developments” in the “Recent developments” section of this report for more information about the sale of a stake in CSS
Total revenues
Total revenues increased

by USD 599m, or

23%, to

USD 3,244m, due

to higher revenues

in Global

Banking and
Global Markets and a USD 128m gain from the sale of a stake in CSS, partly offset by a decrease in PPA effects of
USD 94m. Excluding this gain

and these PPA

effects, underlying total

revenues were USD 3,025m, an

increase of
23%.
Global Banking
Global Banking revenues increased by USD 320m, or 44%, to USD 1,056m, driven by higher Capital Markets and
Advisory

revenues,

and

included

the

aforementioned gain

from

the

sale

of

a

stake

in

CSS,

partly

offset

by

an
USD 83m decrease in accretion of

PPA adjustments on financial instruments and

other PPA effects. Excluding this
gain and

such accretion

and other

effects, underlying

Global Banking

revenues were

USD 844m, an

increase of
52%.
Advisory revenues

increased by

USD 104m, or

47%, to

USD 324m, largely

driven by

an increase

in merger

and
acquisition transaction revenues.
Capital Markets revenues increased by USD 216m, or 42%, to USD 732m, and included the aforementioned gain from the sale of a stake in CSS, partly offset by an USD 83m decrease in accretion of PPA adjustments on financial
instruments and

other PPA

effects. Excluding

this

gain and

such

accretion and

other effects,

underlying Capital
Markets revenues

increased by

USD 184m, or 55%,

driven by higher

revenues in Leveraged

Capital Markets,

Equity
Capital Markets and Debt Capital Markets.
Global Markets
Global

Markets

revenues

increased

by

USD 277m,

or

15%,

to

USD 2,187m,

driven

by

higher

Financing

and
Execution Services revenues.
Execution Services revenues

increased by USD 120m,

or 27%, to USD 560m,

mainly driven by higher

Cash Equities
revenues, led by the Asia Pacific region, reflecting

higher volumes.
Derivatives & Solutions revenues decreased

by USD 7m, or 1%, to USD 957m.
Financing revenues increased by USD 165m,

or 33%, to USD 671m,

led by Prime

Brokerage revenues, supported
by higher client

balances. The prior-year quarter included

a gain of

USD 67m on the sale

of our investment in

an
associate.
Equities
Global

Markets

Equities

revenues

increased

by

USD 219m,

or

15%,

to

USD 1,651m,

mainly

driven

by

higher
revenues in Prime Brokerage and Cash Equities. The prior-year quarter included a gain of USD 67m on the

sale of
our investment in an associate.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange,

Rates and Credit

revenues increased

by USD 59m,

or 12%, to

USD 536m, driven
by increases in Rates & Credit and Foreign Exchange

revenues.
Credit loss expense / release
Net credit loss expenses were USD 17m, compared with

net credit loss expenses of USD 9m in the third quarter

of
2024.
Operating expenses
Operating

expenses

increased

by

USD 96m,

or

4%,

to

USD 2,327m,

and

included

a

USD 50m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 106m, underlying operating

expenses
were USD 2,221m, an increase of 7%, mainly

due to higher personnel expenses.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Investment Bank

33
Results: 9M25 vs 9M24
Profit before tax

increased by USD 742m, or

52%, to USD 2,179m, due

to higher total

revenues, partly offset by
higher operating expenses

and net credit loss expenses.

Underlying profit before tax

was USD 2,009m, an increase
of 68%,

after excluding

USD 509m of

PPA effects

and other

integration items

and USD 339m

of integration-related
expenses.
Total revenues

increased by

USD 1,194m, or

15%, to

USD 9,393m, mainly

due to

higher revenues

in Global

Markets
and the

aforementioned gain

from the

sale of

a stake

in CSS,

partly offset

by a

USD 406m decrease

in PPA

accretion
effects. Excluding

this gain

and these

PPA effects,

underlying total

revenues were

USD 8,884m, an

increase of

20%.
Global Banking revenues

decreased by USD 135m,

or 5%, to USD 2,447m,

mostly driven by a

USD 371m decrease
in PPA

accretion effects on

financial instruments and

other PPA

effects, partly offset

by the

aforementioned gain
from the sale

of a stake

in CSS. Excluding

this gain and

such accretion and

other effects,

underlying Global

Banking
revenues were USD 1,928m, an increase of USD 120m, or

7%, driven by higher revenues in

Advisory and Capital
Markets.
Advisory

revenues

increased by

USD 90m,

or

14%,

to

USD 738m,

largely

driven

by

an

increase

in

merger

and
acquisition transaction revenues.
Capital Markets

revenues decreased

by USD 225m,

or 12%,

to USD 1,710m,

mostly driven

by a

USD 371m

decrease
in PPA

accretion effects on

financial instruments and

other PPA

effects, partly offset

by the

aforementioned gain
from the

sale of

a stake

in CSS.

Excluding this

gain and

such accretion

and other

effects, underlying

Capital Markets
revenues increased by USD 31m, or 3%.
Global

Markets

revenues

increased

by

USD 1,330m,

or

24%,

to

USD 6,946m,

driven

by

higher

Derivatives &
Solutions, Financing and Execution Services

revenues.
Execution

Services

revenues

increased

by

USD 331m,

or

26%,

to

USD 1,578m,

mainly

driven

by

higher

Cash
Equities revenues across all regions, reflecting higher

volumes.
Derivatives & Solutions revenues

increased by USD 569m, or

20%, to USD 3,364m, with higher

revenues across all
products.
Financing revenues increased by USD 431m, or 27%, to

USD 2,005m, with increases in all products, led

by Prime
Brokerage revenues, supported

by higher client balances.

The prior-year period included

a gain of USD 67m

on the
sale of our investment in an associate.
Equities
Global

Markets

Equities

revenues

increased

by

USD 936m,

or

23%,

to

USD 5,077m,

mainly

driven

by

higher
revenues in

Prime Brokerage,

Cash Equities

and Equity

Derivatives.

The prior-year

period included

a gain

of USD 67m
on the sale of our investment in an associate.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange, Rates

and Credit

revenues increased by

USD 393m, or

27%, to

USD 1,869m,
mainly driven by increases in Foreign Exchange and

Rates & Credit revenues.
Net

credit loss

expenses were

USD 100m, compared

with net

credit loss

expenses of

USD 34m in

the first

nine
months of 2024.
Operating

expenses

increased

by

USD 387m,

or

6%,

to

USD 7,115m,

and

included

a

USD 204m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 339m, underlying operating

expenses
were USD 6,776m, an increase of 10%, mainly

due to higher personnel expenses.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Non-core and Legacy

34
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Total revenues

(40)

(82)

262

(51)

162

1,664
Credit loss expense / (release)

6

(2)

28

(79)

11

63
Operating expenses

56

170

837

(67)

(93)

894

2,655
Operating profit / (loss) before tax

(102)

(250)

(603)

(59)

(83)

(744)

(1,054)
Underlying results
Total revenues as reported

(40)

(82)

262

(51)

162

1,664
of which: other integration items

1

1

40

2
Total revenues (underlying)
1

(42)

(83)

262

(50)

159

1,664
Credit loss expense / (release)

6

(2)

28

(79)

11

63
Operating expenses as reported

56

170

837

(67)

(93)

894

2,655
of which: integration-related expenses
1

205

252

270

(19)

(24)

648

837
Operating expenses (underlying)
1

(149)

(83)

567

80

246

1,817
of which: net expenses / (releases) for litigation, regulatory and similar matters

(440)

(435)
2

(91)

1

381

(868)

(279)
Operating profit / (loss) before tax as reported

(102)

(250)

(603)

(59)

(83)

(744)

(1,054)
Operating profit / (loss) before tax (underlying)
1

102

1

(333)

(98)

(216)
Performance measures and other information
Average attributed equity (USD bn)
3

4.5

5.8

8.5

(23)

(47)

5.9

9.7
Risk-weighted assets (USD bn)

30.7

32.7

44.8

(6)

(31)

30.7

44.8
Leverage ratio denominator (USD bn)

25.6

29.4

69.0

(13)

(63)

25.6

69.0
1 Refer to “Alternative

performance measures” in

the appendix to

this report for

the definition and

calculation method.

2 Includes a USD 427m

net release of

provisions and contingent

liabilities related to

the
resolution of a

legacy Credit Suisse

cross-border matter.

Refer to “Note 14

Provisions and contingent

liabilities” in the

“Consolidated financial statements”

section of the

UBS Group second

quarter 2025 report,
available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
Total assets RWA LRD
USD bn 30.9.25 30.6.25 30.9.25 30.6.25 30.9.25 30.6.25
Exposure category
Equities

0.9

1.2

0.6

0.9

0.4

0.9
Macro

10.2

13.6

2.7

3.4

3.7

5.1
Loans

0.8

1.3

0.9

1.2

0.9

1.3
Securitized products

3.1

3.5

1.8

2.4

3.4

3.9
Credit

0.3

0.3

0.2

0.3

0.2

0.3
High-quality liquid assets

16.1

17.2

16.1

17.2
Operational risk

24.0

24.0
Other

1.3

1.2

0.6

0.5

0.9

0.9
Total

32.6

38.3

30.7

32.7

25.6

29.4
Results: 3Q25 vs 3Q24
Loss before tax

was USD 102m, compared with

a loss before

tax of USD 603m.

Underlying profit before

tax was
USD 102m, after excluding

integration-related expenses of

USD 205m, compared with

an underlying

loss before
tax of USD 333m.
Total revenues
Total revenues were

negative USD 40m, compared with

total revenues of

USD 262m, mainly reflecting lower

net
gains from position exits and lower net interest income from securitized product and credit portfolios.

These were
partly offset by

lower markdowns and lower

liquidity and funding costs,

as a result

of the smaller

portfolio. Total
revenues in the

third quarter

of 2024 also

included a

USD 67m gain

from the

sale of

our investment

in an associate.

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Non-core and Legacy

35
Credit loss expense / release
Net credit loss expenses were USD 6m, compared with

net credit loss expenses of USD 28m in the third quarter

of
2024.
Operating expenses
Operating expenses were USD 56m, a decrease of USD 781m, or 93%, and included

USD 440m of net releases in
provisions

and

acquisition-related

contingent

liabilities

resulting

from

litigation,

regulatory

and

similar

matters,
primarily due

to USD 673m

of releases

related to

the completion

of obligations

under Credit

Suisse’s residential
mortgage-backed securities

settlement

with

the

US

Department

of

Justice,

partly

offset

by

expenses

related

to
increases in other litigation provisions. The decrease also reflected lower personnel expenses and technology costs
and

included

a

USD 65m

decrease

in

integration-related

expenses.

Excluding

integration-related

expenses

of
USD 205m, underlying operating expenses were

negative USD 149m.
›
Refer to “Other developments” in the “Recent developments” section and “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
Risk-weighted assets and leverage ratio denominator:

3Q25 vs 2Q25
The active unwinding of Non-core and Legacy assets resulted in a decrease in risk-weighted assets (RWA) and the
leverage ratio

denominator (the LRD).

RWA decreased

by USD 1.9bn

to USD 30.7bn,

mostly due

to decreases

in
the macro,

securitized product,

loan and equity

portfolios. The

LRD decreased

by USD 3.8bn

to USD 25.6bn,

mainly
driven by reductions in macro, high-quality

liquid asset, securitized product, equity

and loan portfolios.
Results: 9M25 vs 9M24

Loss before tax

was USD 744m, compared with

a loss before

tax of USD 1,054m. Underlying

loss before tax

was
USD 98m, after excluding

integration-related expenses

of USD 648m, compared

with an underlying

loss before tax
of USD 216m.
Total revenues were

USD 162m, a decrease

of USD 1,502m, mainly

reflecting lower net

gains from position

exits
and lower

net interest

income from

securitized product and

credit portfolios,

partly offset

by lower

liquidity and
funding costs, as a result

of the smaller portfolio. Total

revenues in the first nine

months of 2025 included a

gain
of USD 97m from the sale

of Select Portfolio Servicing, the US

mortgage servicing business of Credit Suisse. Total
revenues

in

the

first

nine

months

of

2024

included

the

aforementioned

USD 67m

gain

from

the

sale

of

our
investment in an associate,

as well as a

net gain of USD 272m, after

accounting for the purchase price

allocation
adjustments recorded at the closing of the acquisition of the Credit Suisse

Group, from the sale of assets from the
former Credit Suisse securitized products

group to Apollo Management Holdings

and certain other entities.

Net credit

loss expenses

were USD 11m,

compared with

net credit

loss expenses

of USD 63m

in the

first nine

months
of 2024.
Operating expenses were USD

894m, a decrease of

USD 1,761m, or 66%, and

included USD 868m

of net releases
in provisions

and acquisition-related contingent

liabilities resulting from

litigation, regulatory and

similar matters,
primarily due to the aforementioned

releases of USD 673m in the

third quarter of 2025 and releases

of USD 435m
recorded in the second quarter

of 2025, partly offset by expenses

related to increases in other litigation

provisions.
The decrease also reflected lower personnel expenses and technology costs and included a USD 189m decrease in
integration-related expenses. Excluding integration-related

expenses of USD 648m, underlying operating

expenses
were USD 246m, a decrease of 86%.
›
Refer to “Other developments” in the “Recent developments” section and “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

UBS Group third quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group Items

36
Group Items
Group Items
As of or for the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Total revenues

(149)

(180)

(39)

(17)

282

(614)

(786)
Credit loss expense / (release)

0

0

0

(1)

(2)
Operating expenses

23

(13)

(84)

25

(132)
Operating profit / (loss) before tax

(173)

(167)

45

4

(638)

(652)
Underlying results
Total revenues as reported

(149)

(180)

(39)

(17)

282

(614)

(786)
of which: PPA effects and other integration items
1

34

17

(25)

95

81

(37)
Total revenues (underlying)
2

(183)

(198)

(14)

(7)

(696)

(749)
Credit loss expense / (release)

0

0

0

(1)

(2)
Operating expenses as reported

23

(13)

(84)

25

(132)
of which: integration-related expenses
2

20

(4)

(11)

19

(12)
Operating expenses (underlying)
2

4

(10)

(74)

6

(120)
of which: net expenses / (releases) for litigation, regulatory and similar matters

1

1

0

(1)

74

3
Operating profit / (loss) before tax as reported

(173)

(167)

45

4

(638)

(652)
Operating profit / (loss) before tax (underlying)
2

(187)

(188)

60

0

(701)

(627)
1
Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.

2 Refer to “Alternative performance measures”
in the appendix to this report for the definition and calculation method.
Results: 3Q25 vs 3Q24
Loss before tax was

USD 173m, mainly driven by deferred tax

asset (DTA) funding costs. The

change in the result
between the

quarters was

largely due to

lower mark-to-market

gains from

Group hedging

and own debt,

including
hedge accounting ineffectiveness. Underlying loss

before tax was USD 187m,

after excluding from total

revenues
USD 34m of purchase price allocation (PPA) effects and other integration items and also excluding from operating expenses USD 20m

of integration-related

expenses. This

compared with

an underlying

profit before

tax of

USD 60m
in the third quarter of 2024.

Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

USD 5m,
compared with net

income of USD 200m.

The gains in

the third quarter

of 2025 were

driven by mark-to-market
effects on own credit and portfolio-level economic

hedges.
Results: 9M25 vs 9M24
Loss before tax

was USD 638m, mainly driven

by DTA funding

costs, mark-to-market losses from

Group hedging
and own debt,

including hedge accounting ineffectiveness, and an

increase in provisions for

litigation, regulatory
and similar matters. The USD 14m decrease

in loss before tax between the periods

was largely due to lower mark-
to-market

losses

from

Group

hedging

and

own

debt,

partly

offset

by

an

increase

in

provisions

for

litigation,
regulatory

and

similar

matters.

Underlying

loss

before

tax

was

USD 701m,

after

excluding

from

total

revenues
USD 81m

of

PPA

effects

and

other

integration

items

and

also

excluding

from

operating

expenses

USD 19m

of
integration-related

expenses.

This

compared

with

an

underlying

loss

before

tax

of

USD 627m

in

the

first

nine
months of 2024.

Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 105m, compared with net

negative income of

USD 185m. The losses

in the

first nine months

of 2025 were
driven by mark-to-market effects on own credit

and portfolio-level economic hedges.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet

37
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
38
Risk management and control
38
Credit risk
40
Market risk
41
Country risk
42
Non-financial risk
43
Capital management
44
Total

loss-absorbing capacity
48
Risk-weighted assets
50
Leverage ratio denominator
51
Equity attribution
52
Liquidity and funding management
52
Strategy, objectives and governance
52
Liquidity coverage ratio
52
Net stable funding ratio
53
Balance sheet and off-balance sheet
53
Balance sheet assets
53
Balance sheet liabilities
54
Equity
55
Off-balance sheet
55
Share information and earnings per share

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

38
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2024, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit

Suisse.
Credit risk

Overall banking products exposure
Overall banking products

exposure decreased by

USD 20bn compared with

30 June 2025, to

USD 1,084bn as of
30 September 2025, primarily reflecting a decrease

in balances at central banks.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the

Investment Bank, mandated

loan underwriting commitments

on a

notional basis

decreased by

USD 2.3bn
compared

with

30 June

2025,

to

USD 4.7bn

as

of

30 September

2025,

driven

by

deal

syndications

and
cancellations,

partly offset

by new mandates.

As of 30

September 2025,

USD 0.4bn of

these commitments

had not
been distributed as originally planned.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

39
Banking and traded products exposure in the business divisions and Group Items
30.9.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products exposure, gross
1,2

479,241

460,735

2,028

106,538

12,780

22,454

1,083,777
of which: loans and advances to customers (on-balance sheet)

317,323

310,641

6

18,523

751

1,809

649,053
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,191

47,247

3

34,080

1,081

21,979

124,582
Committed unconditionally revocable credit lines
3

76,297

59,538

0

351

4

114

136,304
Traded products exposure, gross
2,4

16,548

2,388

0

37,534

56,470
of which: over-the-counter derivatives

12,728

2,223

0

8,790

23,741
of which: securities financing transactions

98

0

0

21,167

21,265
of which: exchange-traded derivatives

3,722

165

0

7,577

11,465
Total credit-impaired exposure, gross
1

1,766

3,965

0

648

955

0

7,334
of which: stage 3

1,732

3,583

0

598

57

0

5,970
of which: PCI

34

382

0

50

898

0

1,364
Total allowances and provisions for expected credit losses

284

1,883

0

462

370

6

3,005
of which: stage 1

104

350

0

113

2

6

574
of which: stage 2

59

256

0

141

0

0

456
of which: stage 3

112

1,228

0

207

55

0

1,602
of which: PCI

9

49

0

2

313

0

373
30.6.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products exposure, gross
1,2

483,163

464,751

2,073

116,989

14,446

22,760

1,104,181
of which: loans and advances to customers (on-balance sheet)

313,604

313,364

10

18,652

959

1,802

648,391
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,740

48,416

5

33,792

1,216

22,324

126,493
Committed unconditionally revocable credit lines
3

82,295

68,011

0

461

5

0

150,771
Traded products exposure, gross
2,4

15,642

3,016

0

36,005

54,663
of which: over-the-counter derivatives

11,720

2,529

0

10,185

24,434
of which: securities financing transactions

131

0

0

16,562

16,693
of which: exchange-traded derivatives

3,790

487

0

9,259

13,535
Total credit-impaired exposure, gross
1

1,578

4,003

0

611

920

0

7,112
of which: stage 3

1,553

3,691

0

561

59

0

5,864
of which: PCI

25

312

0

50

861

0

1,248
Total allowances and provisions for expected credit losses

300

1,845

0

472

342

6

2,966
of which: stage 1

101

333

0

135

4

6

579
of which: stage 2

63

270

0

141

0

0

474
of which: stage 3

125

1,202

0

194

52

0

1,574
of which: PCI

10

40

0

2

286

0

338
1 IFRS 9 gross exposure

for banking products includes the following

financial instruments within the scope of expected

credit loss measurement: balances at central banks, amounts due from banks, loans and advances
to customers, other financial

assets at amortized cost, guarantees

and irrevocable loan commitments.

2 Internal management view of

credit risk, which differs in certain

respects from IFRS Accounting Standards.

3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before UBS can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty risk for traded products is managed at the counterparty level, no further split between exposures in the Investment Bank, Non-core and Legacy, and Group Items is provided.

Collateralization of Loans and advances to customers 1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.9.25 30.6.25 30.9.25 30.6.25
Secured by collateral

311,578

308,647

275,219

276,323
Residential real estate

109,429

108,943

221,523

220,740
Commercial / industrial real estate

10,923

10,814

41,516

42,381
Cash

32,783

30,957

3,117

3,062
Equity and debt instruments

131,181

131,093

2,770

2,892
Other collateral
2

27,263

26,840

6,293

7,249
Subject to guarantees

729

744

5,743

6,229
Uncollateralized and not subject to guarantees

5,016

4,213

29,679

30,812
Total loans and advances to customers, gross

317,323

313,604

310,641

313,364
Allowances

(211)

(224)

(1,604)

(1,537)
Total loans and advances to customers, net of allowances

317,112

313,380

309,036

311,827
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)

98.2

98.4

88.6

88.2
1 Collateral arrangements generally incorporate a range of collateral, including cash, equity and debt instruments, real estate, and other collateral. For the purposes of this disclosure, UBS applies a risk-based approach that generally prioritizes

collateral according

to its

liquidity profile.

In the case

of loan facilities

with funded and

unfunded elements the

collateral is

first allocated

to the funded

element. For

legacy Credit Suisse
infrastructure a risk-based

approach is applied

that generally prioritizes

real estate collateral

and prioritizes other

collateral according to

its liquidity profile.

In the case

of loan facilities

with funded and

unfunded
elements the collateral

is proportionately allocated.

2 Includes but is not

limited to life insurance

contracts, rights

in respect of subscription

or capital commitments from

fund partners, inventory,

gold and other
commodities.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

40
Market risk
Average management value-at-risk (VaR) (1-day, 95% confidence level) of the UBS Group excluding certain legacy
Credit Suisse components in the third

quarter of 2025

increased to USD 11m from USD 8m, mainly driven

by the
Investment Bank’s Global Markets business.
Average management VaR (1-day, 98% confidence level) of the aforementioned legacy Credit Suisse components in the third quarter of 2025 decreased to

USD 2m from USD 3m, driven by de-risking

within Non-core and Legacy.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and

Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

3

1

2

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

7

15

13

10

4

13

7

5

2
Non-core and Legacy

1

2

2

1

0

1

0

0

0
Group Items

3

4

4

3

1

3

2

1

0
Diversification effect
3,4

(6)

(5)

(1)

(4)

(3)

(1)

0
Total as of 30.9.25

8

16

14

11

4

14

8

5

2
Total as of 30.6.25

5

15

11

8

1

15

9

4

2
Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit

Suisse
components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

1

1

1

1

0

0

0

0
Personal & Corporate Banking

0

1

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

1

1

1

1

0

0

0

0
Non-core and Legacy

1

1

1

1

0

1

1

0

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(1)

(1)

0

0

0

0

0
Total as of 30.9.25

1

3

2

2

1

1

1

1

0
Total as of 30.6.25

2

4

2

3

1

2

2

1

0
1 The legacy Credit Suisse

components not included in the

UBS Group management VaR reflect the

portfolio managed on legacy

Credit Suisse infrastructure based on

legacy Credit Suisse management VaR methodology
until full migration

of these positions

to UBS

infrastructure or

the liquidation

of the

positions. This

process is

ongoing, and

the management

VaR of

the legacy

Credit Suisse

components is

expected to

continue
decreasing over time.

2 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures.

The minima and maxima for each level may occur on different days,

and, likewise, the VaR
for each business division or risk type,

being driven by the extreme loss tail of the corresponding

distribution of simulated profits and losses for that

business division or risk type, may well

be driven by different days
in the historical time series, rendering

invalid the simple summation of

figures to arrive at the aggregate

total.

3 The difference between

the sum of the standalone VaR

for the business divisions and Group

Items
and the total VaR.

4 As the minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS

Group banking book to a

+1-basis-point parallel shift in
yield curves was

negative USD 41.3m

as of 30 September

2025, compared with

negative USD 40.2m

as of 30 June
2025. This

excluded the

sensitivity of

USD 8.4m from

additional tier 1

(AT1) capital

instruments (as

per specific

Swiss
Financial Market Supervisory Authority (FINMA)

requirements) in contrast to general Basel Committee on Banking
Supervision (BCBS) guidance. Exposure

in the banking

book of the

UBS Group increased during

the third quarter
of 2025, predominantly driven by interest rate

hedges in connection with issuances

of AT1 capital instruments.
The majority of our interest rate risk in the banking book (IRRBB) as of 30 September 2025 was a reflection of the net asset

duration that

we ran

to offset

our

modeled sensitivity

of

net USD 32.4m

(30 June 2025:

USD 32.3m)
assigned

to

our

equity,

goodwill

and

real

estate,

with

the

aim

of

generating

a

stable

net

interest

income
contribution. Of this, USD

18.8m and USD 11.6m

were attributable to the

US dollar and the Swiss

franc portfolios,
respectively,

(30 June 2025: USD 18.7m and USD 11.6m,

respectively).

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

41
In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The

“Parallel

up”

scenario,

assuming

all

positions

were

measured

at

fair

value,

was

the

most

severe

as

of
30 September 2025

and would

have resulted

in a

change in

EVE of

negative USD 7.7bn,

or 8.1%

of our

tier 1
capital (30 June

2025: negative

USD 7.3bn, or

8.0%), which

is

well below

the 15%

threshold as

per the

BCBS
supervisory outlier test for high levels of IRRBB.
The immediate effect on our

tier 1 capital in the “Parallel up”

scenario as of 30 September

2025 would have been
a

decrease

of

approximately

USD 0.9bn,

or

0.9%,

in

our

tier 1

capital

(30 June

2025:

USD 1.0bn,

or

1.1%),
reflecting the fact that the vast

majority of our banking book is accrual

accounted or subject to hedge accounting.
The “Parallel up” scenario would subsequently have a positive effect on net interest income, assuming a constant balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities repricing, the

“Parallel down“ scenario

was the most

beneficial as of

30 September 2025

and would have
resulted

in

a

change

in

EVE

of

positive

USD 7.8bn

(30 June

2025:

positive

USD 7.6bn)

and

a

small

positive
immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book
Interest rate risk – banking book
30.9.25
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp

(10.5)

(1.8)

(0.2)

(27.7)

(1.1)

(41.3)

8.4

(32.9)
Parallel up
2

(1,523.0)

(336.8)

(53.7)

(5,524.9)

(250.0)

(7,688.4)

1,574.0

(6,114.5)
Parallel down
2

1,616.3

381.4

56.6

5,508.1

274.0

7,836.5

(1,855.3)

5,981.2
Steepener
3

(827.0)

(5.5)

(8.4)

(1,435.2)

(3.9)

(2,279.9)

376.6

(1,903.4)
Flattener
4

542.3

(50.2)

(1.3)

158.6

(50.5)

598.9

(20.3)

578.7
Short-term up
5

(88.5)

(151.1)

(18.2)

(2,075.9)

(142.9)

(2,476.7)

660.9

(1,815.8)
Short-term down
6

61.5

151.3

18.5

2,183.6

139.5

2,554.4

(688.4)

1,865.9
30.6.25
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp

(11.1)

(1.6)

(0.3)

(26.6)

(0.5)

(40.2)

6.9

(33.3)
Parallel up
2

(1,624.3)

(301.8)

(65.7)

(5,228.7)

(107.4)

(7,327.9)

1,250.0

(6,077.8)
Parallel down
2

1,726.2

322.4

56.5

5,407.5

110.6

7,623.3

(1,487.7)

6,135.5
Steepener
3

(875.9)

(16.3)

(6.6)

(1,333.4)

2.1

(2,230.2)

271.3

(1,958.9)
Flattener
4

574.6

(32.6)

(4.8)

119.2

(23.9)

632.5

15.0

647.5
Short-term up
5

(97.6)

(121.6)

(25.1)

(2,019.2)

(62.5)

(2,326.0)

556.2

(1,769.8)
Short-term down
6

68.0

121.3

23.9

2,123.4

63.9

2,400.4

(579.0)

1,821.4
1 Economic value

of equity.

2 Rates across all

tenors move by ±150

bps for Swiss

franc, ±200 bps for

euro and US

dollar, and

±250 bps for pound

sterling.

3 Short-term rates

decrease and long-term rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as

global trade

relations,

including policies

related to

tariffs and

the continuing

Russia–Ukraine

war and

evolving
conditions in the Middle East,

and we continued to monitor potential second-order impacts in the third quarter of
2025. As of 30 September 2025, our direct exposure to Israel was less than USD 0.5bn and our direct exposure to
Gulf Cooperation

Council countries

was less

than USD 5bn,

while our

direct exposure

to Egypt

and Jordan

was
limited,

and

there

was

no

direct

exposure

to

Iran,

Iraq,

Lebanon

or

Syria.

Our

direct

exposure

to

Russia

as

of
30 September 2025

was less

than USD 0.5bn,

and our

direct exposure

to Belarus

and Ukraine

remained immaterial.
As of

30 September 2025,

our exposure

to emerging-market

countries was

less than

10% of

our total

country
exposure and mainly to countries in Asia.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

42
Uncertainty about economic policy remained elevated. In the third quarter of 2025, inflation was broadly stable in
major Western

economies, although

concerns about

the potential

impact of trade

tensions on prices

and economic
growth persisted.

The Chinese

economy slowed

in the

third quarter

of 2025,

after a

rebound in

the previous

quarter,
and concerns

remain about

the property

sector, strains

on local

government finances

and the

outcome of

trade
negotiations with the US expected in November

2025.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information
Non-financial risk
Compliance risk
We are committed

to achieving fair

outcomes for

our clients,

upholding market

integrity and

cultivating the

highest
standards of employee

conduct.

To support these

objectives,

we maintain a

Group-wide conduct risk

framework
designed to promote consistent standards

and foster a strong culture of accountability.
We continue to

prioritize areas such

as suitability risk, market

conduct, product governance,

cross-divisional service
offerings, quality of advice and price transparency.

These remain key focus areas for UBS and the broader

financial
industry. Cross-border

risk (including

the risk

of unintended

permanent establishment)

remains an

area of

regulatory
attention for global financial institutions, including a focus on market access, such as third-country market access
to the European Economic Area. We maintain

a series of controls designed to address

these risks.
Regulatory

fragmentation

related

to

environmental,

social

and

governance

topics,

and

the

elevated

risk

of
greenwashing arising from our service offering,

disclosures and commitments remain key risks

for 2025.
Financial crime risk
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
presents a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention

continues.
An effective financial crime prevention

program therefore remains essential,

and we continue to focus on

strategic
enhancements to our global anti-money-laundering, know-your-client and sanctions programs. Money laundering
and financial

fraud techniques

are becoming

increasingly sophisticated,

and heightened

geopolitical volatility

makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require constant

attention to prevent circumvention

risks, while worsening

conflicts in the Middle

East
may further increase

terrorist-financing risks. In

response to complex

investment and technology

restrictions, China
has imposed its own restrictions.

We continue to closely monitor these developments

as they occur.
Operational risk
There is an increased risk of cyber-related operational

disruption to business activities at our

locations and those of
third-party suppliers due to the increasingly dynamic threat environment.

This is intensified by current geopolitical
factors and

evidenced by

the continuing

high volumes

and increasing

sophistication

of cyberattacks

against financial
institutions globally

and on

third-party service

providers. A notable

example of

this is

a previously

disclosed data
breach at

Chain IQ,

one of

our third-party

suppliers. Our incident

review has

not identified any

impact on

UBS’s
clients or systems,

but the data

breach included the

exposure of certain

non-sensitive UBS employee

and vendor
information.
We remain

on heightened

alert to

respond to

and mitigate

elevated cyber-

and information-security threats

and
continue to invest

in improving our

technology infrastructure and information-security

governance to strengthen
our prevention,

detection and

response capabilities

against attacks.

In addition,

we operate

a global

framework
designed to drive

enhancements in operational

resilience across all

business divisions

and relevant jurisdictions,

and
we

work

with

the

third-party service

providers

that

are

of

critical

importance

to

our

operations

to

assess

their
operational resilience in line with our standards

and to mitigate any identified risks.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

43
The

increasing

interest

in

data-driven

advisory

processes

and

the

use

of

artificial

intelligence

(AI)

and

machine
learning are introducing new questions related

to the fairness of AI

algorithms, data life-cycle management, data
ethics, data privacy and security, and records

management.
Further progress has been made with

respect to legal entity integration,

client and data migration, and the

wind-
down of legacy

Credit Suisse businesses

and infrastructure.

The risks relating

to the operational

complexity and the
effective

management

of

businesses

and

infrastructure

in

wind-down

continue

to

be

carefully

monitored,

in
addition to the delivery of consolidated financial

and regulatory reporting submissions.
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2024, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing capacity

(TLAC) framework.
In Switzerland, the

amendments to the Capital

Adequacy Ordinance (the CAO) that

incorporate the final Basel III
standards into

Swiss law,

including the

five new

ordinances that

contain the

implementing provisions

for the

revised
CAO, entered into force on 1 January 2025.
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries

thereof.

UBS Group AG

and

UBS AG

contribute

a

significant portion

of

their

respective

capital

and
provide substantial

liquidity to

such subsidiaries.

Many of

these subsidiaries

are subject

to local

regulations requiring
compliance with minimum capital, liquidity

and similar requirements.
›
Refer to the 30 September 2025 Pillar 3 Report, which will be available as of 4 November 2025 under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG third

quarter 2025

report, which

will be available

as of 4 November

2025 under

“Quarterly
reporting”

at
ubs.com/investors
, for more information

about capital

and other regulatory

information

for UBS AG
consolidated,

in accordance

with the Basel

III framework,

as applicable

to Swiss

SRBs
We

are

subject

to

the

going

and

gone

concern

requirements

of

the

Swiss

CAO,

which

include

additional
requirements applicable to Swiss

SRBs. The table below provides

the risk-weighted asset (RWA)-

and leverage ratio
denominator (LRD)-based requirements and

information as of 30 September 2025.
Effective 1 January 2025,

a Pillar 2 capital

add-on for uncollateralized

exposures to hedge

funds, private equity

and
family offices has been introduced.

This resulted in an increase of

23 basis points in the RWA-based

going concern
capital requirement as of 30 September 2025.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

44
Swiss SRB going and gone concern requirements and information
As of 30.9.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.97
1

75,601

5.00
1

82,023
Common equity tier 1 capital

10.60
2

53,537

3.50
3

57,416
of which: minimum capital

4.50

22,720

1.50

24,607
of which: buffer capital

5.50

27,769

2.00

32,809
of which: countercyclical buffer

0.44

2,226
Maximum additional tier 1 capital

4.37
2

22,064

1.50

24,607
of which: additional tier 1 capital

3.50

17,671

1.50

24,607
of which: additional tier 1 buffer capital

0.80

4,039
Eligible going concern capital
Total going concern capital

18.81

94,950

5.79

94,950
Common equity tier 1 capital

14.79

74,655

4.55

74,655
Total loss-absorbing additional tier 1 capital

4.02

20,296

1.24

20,296
of which: high-trigger loss-absorbing additional tier 1 capital

4.02

20,296

1.24

20,296
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,150

3.75
7

61,517
of which: base requirement including add-ons for market share and LRD

10.73

54,150

3.75

61,517
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.67

104,379

6.36

104,379
Total tier 2 capital

0.00

0

0.00

0
of which: non-Basel III-compliant tier 2 capital

0.00

0

0.00

0
TLAC-eligible senior unsecured debt

20.67

104,379

6.36

104,379
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.70

129,751

8.75

143,541
Eligible total loss-absorbing capacity

39.48

199,329

12.15

199,329
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

504,897
Leverage ratio denominator

1,640,464
1 Includes applicable add-ons

of 1.67% for risk-weighted assets

(RWA) and 0.50% for

leverage ratio denominator (LRD),

of which 23 basis points

for RWA reflect a

Pillar 2 capital add-on

for the residual exposure
(after collateral mitigation)

to hedge funds,

private equity and

family offices, effective

1 January 2025.

2 Includes the

Pillar 2 add-on

for the residual

exposure (after collateral

mitigation) to hedge

funds, private
equity and family offices of 0.16%

for CET1 capital and 0.07%

for AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements a maximum

of 4.3% of AT1

capital can be used to

meet going
concern requirements; 4.37% includes the

aforementioned Pillar 2 capital

add-on.

3 Our CET1 leverage ratio

requirement of 3.50% consists

of a 1.5% base

requirement, a 1.5% base

buffer capital requirement,
a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity

of between one

and two years.

Once at least

75% of

the minimum

gone concern

requirement has been

met with

instruments that

have a remaining

maturity of greater

than two

years, all
instruments that have a remaining

maturity of between one

and two years remain

eligible to be included

in the total gone concern

capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically important

banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical
buffer requirements and the Pillar

2 add-on).

6 As of July 2024,

the Swiss Financial Market

Supervisory Authority (FINMA) has the

authority to impose a surcharge

of up to 25% of

the total going concern capital
requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.
Additional capital requirements for

UBS Group AG consolidated under current

requirements
As a result of the acquisition of

the Credit Suisse Group in 2023,

the capital add-ons applicable to SRBs based on
market

share

and

LRD

for

UBS

Group AG consolidated

will

increase commensurate

with

the

Group’s increased
market share

and higher

LRD after

the acquisition.

Based on

the existing

regulations, we currently

estimate that
this will add around USD 6bn to the

Group’s tier 1 capital requirement, when

fully phased in. The estimated

effect
decreased to USD

6bn,

from USD 9bn,

following FINMA’s

confirmation of

the capital

add-ons for

market share and
LRD that will apply

to UBS. The phase-in

of the increased capital requirements will commence

on 1 January 2026
and will be completed by the beginning of

2030, at the latest.

›
Refer to “Developments

in Switzerland

aimed at strengthening

financial

stability”

in the “Recent

developments”
section of

this report

for more information
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of

the UBS Group

Annual Report 2024,

available under “Annual

reporting” at
ubs.com/investors .
Changes

to

the

Swiss

SRB

framework

and

requirements

after

the

publication

of

our

Annual

Report

2024

are
described above.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

45
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.25 30.6.25 31.12.24
Eligible going concern capital
Total going concern capital

94,950

91,721

87,739
Total tier 1 capital

94,950

91,721

87,739
Common equity tier 1 capital

74,655

72,709

71,367
Total loss-absorbing additional tier 1 capital

20,296

19,012

16,372
of which: high-trigger loss-absorbing additional tier 1 capital

20,296

19,012

15,126
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

104,379

99,450

97,655
Total tier 2 capital

0

196

207
of which: non-Basel III-compliant tier 2 capital

0

196

207
TLAC-eligible senior unsecured debt

104,379

99,254

97,449
Total loss-absorbing capacity
Total loss-absorbing capacity

199,329

191,171

185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

504,897

504,500

498,538
Leverage ratio denominator

1,640,464

1,658,089

1,519,477
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.8

18.2

17.6
of which: common equity tier 1 capital ratio

14.8

14.4

14.3
Gone concern loss-absorbing capacity ratio

20.7

19.7

19.6
Total loss-absorbing capacity ratio

39.5

37.9

37.2
Leverage ratios (%)
Going concern leverage ratio

5.8

5.5

5.8
of which: common equity tier 1 leverage ratio

4.6

4.4

4.7
Gone concern leverage ratio

6.4

6.0

6.4
Total loss-absorbing capacity leverage ratio

12.2

11.5

12.2
Total loss-absorbing capacity and movement

Our TLAC increased by USD 8.2bn to USD 199.3bn

in the third quarter of 2025.
Going concern capital and movement
Our

going

concern

capital

increased

by

USD 3.2bn

to

USD 95.0bn.

Our

common

equity

tier 1

(CET1)

capital
increased by USD 1.9bn to

USD 74.7bn, mainly driven

by operating profit before

tax of USD 2.8bn and

an increase
in

eligible

deferred

tax

assets

on

temporary

differences

of

USD 0.2bn,

partly

offset

by

dividend

accruals

of
USD 0.8bn and current tax expenses

of USD 0.3bn. Share repurchases of

USD 1.1bn made under our 2025 share
repurchase program in the

third quarter of

2025 did not materially

affect our CET1 capital

position,

as there was
an almost identical reduction in the capital reserve

for expected future share repurchases.
›
Refer to “Share information and earnings per share” in this section for more information about our share repurchase programs
Our loss-absorbing additional

tier 1 (AT1) capital

increased by USD 1.3bn to

USD 20.3bn, reflecting the

issuance of
new

AT1

capital

instruments

equivalent

to

USD 2.8bn,

partly

offset

by

the

call

of

one

AT1

capital

instrument
equivalent to USD 1.6bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023

are,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
write-down.
Gone concern loss-absorbing capacity and movement
Our total

gone concern

loss-absorbing

capacity

increased by

USD 4.9bn to

USD 104.4bn

and included

USD 104.4bn
of

TLAC-eligible

senior

unsecured

debt

instruments.

The

increase

of

USD 4.9bn mainly

reflected

new

issuances
totaling

USD 7.9bn

equivalent

of

TLAC-eligible

senior

unsecured

debt

instruments

and

positive

impacts

from
interest rate risk hedge, foreign

currency translation and

other effects, partly offset

by the call of one TLAC-eligible
senior unsecured debt instrument for the

equivalent of USD 1.5bn, as well

as USD 1.7bn related to the

last tier 2
instrument and one TLAC-eligible

senior unsecured debt instrument

ceasing to be eligible as

gone concern capital,
as those instruments entered the final year before

maturity.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

46
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio increased to 14.8% from

14.4%,

primarily reflecting a USD 1.9bn increase in CET1

capital.

Our CET1 leverage ratio increased to 4.6% from 4.4%,

resulting from a USD 1.9bn increase in CET1 capital and a
USD 17.6bn decrease in the LRD.
Our going concern capital ratio

increased to 18.8% from 18.2%,

primarily due to a

USD 3.2bn increase in going
concern capital.
Our going concern leverage

ratio increased to 5.8% from

5.5%, driven by a USD 3.2bn increase in

going concern
capital and the

aforementioned

decrease in the

LRD.
Our gone concern loss-absorbing capacity ratio increased to 20.7% from 19.7%, primarily reflecting a USD 4.9bn increase in gone concern loss-absorbing capacity.

Our gone

concern leverage

ratio increased

to 6.4%

from 6.0%,

as a

result of

a USD 4.9bn

increase in

gone concern
loss-absorbing capacity and the aforementioned

decrease in the LRD.

Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 30.6.25

72,709
Operating profit / (loss) before tax

2,828
Current tax (expense) / benefit

(335)
Foreign currency translation effects, before tax

(90)
Eligible deferred tax assets on temporary differences (including excess over threshold)

196
Accruals for expected dividends to shareholders for 2025

(780)
Share repurchase program

(1,096)
Capital reserve for expected future share repurchases

1,102
Other

121
Common equity tier 1 capital as of 30.9.25

74,655
Loss-absorbing additional tier 1 capital as of 30.6.25

19,012
Issuance of high-trigger loss-absorbing additional tier 1 capital

2,827
Call of high-trigger loss-absorbing additional tier 1 capital

(1,567)
Interest rate risk hedge, foreign currency translation and other effects

24
Loss-absorbing additional tier 1 capital as of 30.9.25

20,296
Total going concern capital as of 30.6.25

91,721
Total going concern capital as of 30.9.25

94,950
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.25

196
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(203)
Interest rate risk hedge, foreign currency translation and other effects

7
Tier 2 capital as of 30.9.25

0
TLAC-eligible unsecured debt as of 30.6.25

99,254
Issuance of TLAC-eligible senior unsecured debt

7,926
Call of TLAC-eligible senior unsecured debt

(1,466)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(1,448)
Interest rate risk hedge, foreign currency translation and other effects

112
TLAC-eligible unsecured debt as of 30.9.25

104,379
Total gone concern loss-absorbing capacity as of 30.6.25

99,450
Total gone concern loss-absorbing capacity as of 30.9.25

104,379
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.25

191,171
Total loss-absorbing capacity as of 30.9.25

199,329

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

47
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.9.25 30.6.25 31.12.24
Total equity under IFRS Accounting Standards

90,204

89,699

85,574
Equity attributable to non-controlling interests

(305)

(422)

(494)
Defined benefit plans, net of tax

(957)

(1,054)

(833)
Deferred tax assets recognized for tax loss carry-forwards

(2,306)

(2,527)

(2,288)
Deferred tax assets for unused tax credits

(883)

(871)

(688)
Deferred tax assets on temporary differences, excess over threshold

(1,081)

(1,070)

(803)
Goodwill, net of tax
1

(5,785)

(5,779)

(5,702)
Intangible assets, net of tax

(714)

(742)

(702)
Compensation-related components (not recognized in net profit)

(2,298)

(2,752)

(2,800)
Expected losses on advanced internal ratings-based portfolio less provisions

(721)

(592)

(568)
Unrealized (gains) / losses from cash flow hedges, net of tax

1,349

1,527

2,585
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet
date, net of tax

1,588

1,036

1,178
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(73)

(79)

(62)
Prudential valuation adjustments

(177)

(176)

(167)
Accruals for dividends to shareholders for 2024

(2,835)
Accruals for expected dividends to shareholders for 2025

(2,340)

(1,560)
Capital reserve for expected future share repurchases

(904)

(2,006)
Other

58

77

(25)
Total common equity tier 1 capital

74,655

72,709

71,367
1 Includes goodwill related to significant investments in financial institutions of USD 34m as of 30 September 2025 (USD 19m as of 30 June 2025, USD 19m as of 31 December 2024) presented on the balance sheet line Investments in associates.
Our year-end 2025 CET1 capital ratio is expected to decrease sequentially reflecting an accrual for intended share
repurchases in 2026, as

well as the full-year 2025

dividend. Consistent with UBS’s

previously communicated plans,
the amount of the accrual will be informed by our ongoing strategic planning process, maintaining a CET1 capital ratio of around 14%, achieving financial targets, and visibility on shape and timing of future capital requirements
in Switzerland.
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 24bn and our

CET1 capital

by USD 2.7bn as

of 30 September

2025 (30 June

2025: USD 24bn and

USD 2.6bn,
respectively) and decreased our CET1

capital ratio by 16 basis points (30

June 2025: 15 basis points). Conversely,

a
10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 21bn and our
CET1 capital by USD 2.4bn (30 June

2025: USD 21bn and USD 2.3bn, respectively)

and increased our CET1 capital
ratio by 16 basis points (30 June 2025: 15 basis

points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased our

LRD by
USD 108bn

as

of

30

September

2025

(30

June

2025:

USD 112bn)

and

decreased

our

CET1

leverage

ratio

by
13 basis points

(30

June

2025:

13 basis

points). Conversely,

a

10%

appreciation of

the

US

dollar

against other
currencies

would

have

decreased

our

LRD

by

USD 98bn

(30

June

2025:

USD 102bn)

and

increased

our

CET1
leverage ratio by 13 basis points (30 June

2025: 14 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

48
Risk-weighted assets

During the third quarter

of 2025, RWA increased

by USD 0.4bn to USD 504.9bn, driven

by a USD 2.9bn increase
resulting from

asset size and

other movements,

partly offset by

a USD 1.5bn decrease

driven by model

updates and
methodology changes and a USD 1.0bn decrease

from currency effects.

Movement in risk-weighted assets, by key driver
USD bn
RWA as of
30.6.25
Currency
effects
Model updates
and methodology
changes
Asset size and
other
1
RWA as of
30.9.25
Credit and counterparty credit risk
2

302.6

(1.0)

(1.5)

5.0

305.2
Non-counterparty-related risk
3

35.0

(0.1)

0.2

35.1
Market risk

30.5

(2.3)

28.2
Operational risk

136.4

136.4
Total

504.5

(1.0)

(1.5)

2.9

504.9
1 Includes the

Pillar 3 categories

“Asset

size”, “Credit quality

of counterparties”, “Acquisitions

and disposals” and

“Other”. For

more information, refer

to the 30 September

2025 Pillar

3 Report, which

will be
available as of

4 November 2025 under

“Pillar 3 disclosures” at

ubs.com/investors.

2 Includes settlement risk,

credit valuation adjustments,

equity and investments

in funds exposures

in the banking

book, and
securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets arising from temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty

credit risk RWA

increased by USD 2.5bn

to USD 305.2bn as

of 30 September 2025,

driven
by a USD 5.0bn

increase resulting from

asset size and

other movements, partly

offset by a

USD 1.5bn decrease due
to model updates and methodology changes

and a USD 1.0bn decrease from currency

effects.
Asset size and other movements by business

division and Group Items:
–
Investment Bank

RWA increased

by USD 3.9bn,

mainly due

to higher

trading volumes

in derivatives

and securities
financing transactions, and higher RWA from

loans and loan commitments.
–
Personal & Corporate Banking RWA increased by USD 1.4bn, mostly reflecting higher allocation of high-quality
liquid

assets

from

Group

Treasury,

derivatives

market

movements

and

higher

RWA

from

loans

and

loan
commitments.
–
Global Wealth

Management RWA

increased by

USD 0.8bn, largely

due to

an increase

in equity

holdings and
higher levels of client activity in derivatives.
–
Non-core

and

Legacy

RWA

decreased

by

USD 0.6bn,

primarily

driven

by

our

actions

to

actively

unwind

the
portfolio, in addition to the natural roll-off.
– Group Items RWA decreased by USD 0.4bn.
– Asset Management RWA decreased by USD 0.1bn.
Model

updates

and

methodology changes

resulted in

an

RWA

decrease

of

USD 1.5bn,

mainly

due

to

an

RWA
decrease of

USD 1.5bn related

to improvements

in the

model for

concentrated equity

lending in

Global Wealth
Management,

and

an

RWA

decrease

of

USD 1.0bn

from

an

update

in

loss

given

default

models

for

cash

and
balances at

central banks,

which was

partly offset

by an

RWA increase

of USD 1.1bn

following the

migration of
exposures from Credit Suisse models.
›
Refer to the 30 September 2025 Pillar 3 Report, which will be available as of 4 November 2025 under “Pillar 3 disclosures” at ubs.com/investors
, for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk RWA decreased by USD 2.3bn to USD 28.2bn

in the third quarter of 2025, due to asset size and

other
movements in the Investment Bank’s Global Markets

business and de-risking within Non-core and Legacy.

›
Refer to the 30 September 2025 Pillar 3 Report, which will be available as of 4 November 2025 under “Pillar 3 disclosures” at ubs.com/investors
, for more information

›
Refer to “Market risk” in the “Risk management and control” section of this report for more information

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

49
Operational risk
Operational risk RWA were unchanged at USD

136.4bn.
›
Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
Outlook

We expect RWA developments with regard to model updates and methodology changes to be broadly flat during the fourth quarter of 2025.

The extent and timing of

RWA changes may vary as

model updates are completed

and
receive regulatory approval, along with changes

in the composition of the relevant portfolios.
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
30.9.25
Credit and counterparty credit risk
1

102.1

129.3

7.0

58.1

4.8

3.8

305.2
Non-counterparty-related risk
2

7.2

2.9

0.8

4.6

0.2

19.4

35.1
Market risk

0.6

0.0

25.9

1.7

(0.1)

28.2
Operational risk

60.4

18.5

6.5

23.8

24.0

3.2

136.4
Total

170.3

150.8

14.2

112.5

30.7

26.3

504.9
30.6.25
Credit and counterparty credit risk 1

102.4

128.8

7.1

54.9

5.4

4.1

302.6
Non-counterparty-related risk
2

6.9

3.1

0.8

4.4

0.9

18.9

35.0
Market risk

0.8

0.0

27.2

2.4

0.1

30.5
Operational risk

60.4

18.5

6.5

23.8

24.0

3.2

136.4
Total

170.4

150.4

14.3

110.3

32.7

26.3

504.5
30.9.25 vs 30.6.25
Credit and counterparty credit risk
1

(0.3)

0.6

(0.1)

3.3

(0.6)

(0.4)

2.5
Non-counterparty-related risk
2

0.3

(0.2)

0.0

0.2

(0.7)

0.4

0.1
Market risk

(0.2)

0.0

(1.3)

(0.7)

(0.1)

(2.3)
Operational risk
Total

(0.1)

0.4

(0.1)

2.2

(1.9)

0.0

0.4
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the

banking book.

2 Non-counterparty-related risk includes
deferred tax assets arising

from temporary

differences (30 September 2025:

USD 18.9bn; 30 June 2025:

USD 18.4bn), as well as

property, equipment,

software and other

items (30 September 2025:

USD 16.2bn;
30 June 2025: USD 16.6bn).

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

50
Leverage ratio denominator
During the

third quarter of

2025, the

LRD decreased by

USD 17.6bn to USD 1,640.5bn,

mainly due to

asset size
and other movements of USD 12.4bn and currency

effects of USD 5.2bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

30.6.25
Currency

effects
Asset size and

other
LRD as of

30.9.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,263.7

(4.1)

(1.8)

1,257.9
Derivative exposures

156.8

(0.5)

5.9

162.1
Securities financing transaction exposures

170.9

(0.5)

(13.4)

157.1
Off-balance sheet items

66.7

(0.1)

(3.1)

63.4
Total exposures

1,658.1

(5.2)

(12.4)

1,640.5
The LRD movements described below exclude

currency effects.
On-balance sheet exposures (excluding derivatives and securities financing transactions) decreased by USD 1.8bn,
mainly reflecting

a decrease

in cash

and balances

at central

banks in

Group Treasury,

partly offset

by growth

in
trading portfolio

assets reflecting market-driven

increases, as

well as higher

inventory held

to hedge client

positions
in the Investment Bank.
Derivative exposures

increased by

USD 5.9bn, primarily

reflecting higher

trading volumes,

partly offset

by the

effects
of market-driven movements on foreign currency

contracts in the Investment Bank.
Securities financing transaction exposures

decreased by USD 13.4bn, mainly

due to roll-offs

of cash reinvestment
trades in Group Treasury.
Off-balance

sheet

exposures

decreased

by

USD 3.1bn,

mainly

due

to

decreases

in

commitments

in

Personal

&
Corporate Banking and Global Wealth Management.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

30.9.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

511.1

438.8

4.9

273.3

16.8

12.9

1,257.9
Derivative exposures

31.8

7.0

0.0

120.1

3.3

0.0

162.1
Securities financing transaction exposures

53.4

37.4

0.1

61.1

5.0

0.0

157.1
Off-balance sheet items

17.8

29.3

0.1

15.4

0.5

0.3

63.4
Total exposures

614.2

512.5

5.1

470.0

25.6

13.2

1,640.5
30.6.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

511.1

440.2

4.9

275.3

19.4

12.8

1,263.7
Derivative exposures

29.5

6.9

0.0

116.3

4.2

(0.1)

156.8
Securities financing transaction exposures

58.9

38.7

0.1

68.1

5.3

(0.3)

170.9
Off-balance sheet items

18.7

31.7

0.1

15.3

0.5

0.4

66.7
Total exposures

618.3

517.5

5.1

475.0

29.4

12.8

1,658.1
30.9.25 vs 30.6.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

0.0

(1.3)

0.0

(1.9)

(2.6)

0.0

(5.8)
Derivative exposures

2.3

0.0

0.0

3.9

(0.9)

0.1

5.3
Securities financing transaction exposures

(5.5)

(1.3)

0.0

(7.0)

(0.3)

0.3

(13.8)
Off-balance sheet items

(0.9)

(2.4)

0.0

0.1

(0.1)

(0.1)

(3.3)
Total exposures

(4.1)

(5.0)

0.0

(5.0)

(3.8)

0.3

(17.6)

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

51
Equity attribution
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD are converted

to CET1 capital equivalents

using target capital ratios.

If the attributed tangible equity
calculated under the weighted-driver approach is less than

the CET1 capital equivalent of risk-based capital (RBC)
for any business division,

the CET1 capital equivalent of RBC is used as a floor for that business division.

The floor
was

applicable

for

Non-core

and

Legacy

in

all

of

the

periods

shown

below

and

was

applicable

for

Asset
Management in all of such periods except for

the third quarter of 2025.
In addition to

tangible equity,

we allocate equity

to the business

divisions to

support goodwill

and intangible

assets.
We

also

allocate

to

the

business

divisions

attributed

equity

related

to

CET1

capital

deduction

items

that

are
attributable to divisional activities, such as compensation-related components or expected losses on the advanced internal ratings-based portfolio less provisions. We attribute all remaining capital deduction items to Group Items.
These

primarily

include

equity

related

to

deferred

tax

assets,

accruals

for

shareholder

returns,

and

unrealized
gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended Year-to-date
USD bn 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Global Wealth Management

34.5

34.2

33.5

34.1

33.2
Personal & Corporate Banking

22.0

21.4

21.8

21.2

21.7
Asset Management

2.4

2.5

2.7

2.5

2.7
Investment Bank

18.5

18.3

17.0

18.2

17.0
Non-core and Legacy

4.5

5.8

8.5

5.9

9.7
Group Items
1

7.6

6.0

1.8

6.1

0.7
Average equity attributed to business divisions and Group Items

89.6

88.2

85.4

88.0

84.9
1 Includes average attributed equity related to capital deduction items for deferred tax assets, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

52
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The quarterly average

liquidity coverage

ratio (the LCR)

of the UBS

Group remained

broadly unchanged

at 182.1%,
remaining above

the prudential

requirement communicated

by the

Swiss Financial

Market Supervisory

Authority
(FINMA).
Average high-quality liquid assets (HQLA) decreased by USD 12.2bn to USD 346.6bn, mainly reflecting lower cash due to

higher lending

assets, partly

due to

currency effects,

and funding

for trading

assets. The

decreases were
partly offset

by higher

cash due

to an

increase in

customer deposits,

largely due

to currency

effects, and

higher
proceeds from securities financing transactions. The effect from the decrease in HQLA was offset

by a USD 6.5bn
decrease in average net cash outflows to USD 190.4bn, reflecting lower net outflows from derivatives and higher
net inflows from securities financing transactions,

partly offset by higher outflows from customer

deposits.
›
Refer to the 30 September 2025 Pillar 3 Report, which will be available as of 4 November 2025 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 3Q25
1
Average 2Q25
1
High-quality liquid assets

346.6

358.8
Net cash outflows
2

190.4

196.8
Liquidity coverage ratio (%)
3

182.1

182.3
1 Calculated based on an average of 65 data points in the third quarter of 2025 and 61 data points in the second quarter of 2025.

2 Represents the net cash outflows expected over a stress period of 30 calendar days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As

of 30 September

2025, the

net stable

funding ratio

(the NSFR)

of the

UBS Group

decreased 2.8 percentage
points to 119.7%, remaining above the prudential

requirement communicated by FINMA.

Available stable

funding decreased

by USD 5.9bn to

USD 898.8bn, mainly

driven by decreases

in customer deposits
and

debt issued

measured at

amortized cost,

partly offset

by higher

regulatory capital.

Required stable

funding
increased by USD 12.1bn to USD 751.0bn, primarily

reflecting an increase in trading assets.
›
Refer to the 30 September 2025 Pillar 3 Report, which will be available as of 4 November 2025 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.9.25 30.6.25
Available stable funding

898.8

904.7
Required stable funding

751.0

738.9
Net stable funding ratio (%)

119.7

122.4

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

53
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2024, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 September

2025 vs 30 June 2025)
Total

assets were

USD 1,632.3bn as

of 30 September

2025,

a

decrease

of USD 37.7bn

compared with

30 June
2025.
Derivatives and

cash collateral

receivables on

derivative instruments

decreased by

USD 17.8bn, predominantly

in
Derivatives & Solutions in the Investment Bank,

mainly reflecting the foreign currency contracts in

place at the end
of September 2025 having a lower fair value than those in place at the end of June 2025, partly offset by market-
driven increases in equity contracts.

Cash and balances at central

banks decreased by USD 17.5bn, mainly due

to
net new

customer deposit outflows, a

net increase in

trading portfolio assets

and net redemptions

of short-term
debt,

partly

offset

by

inflows

from

roll-offs

of

securities

financing

transactions

measured

at

amortized

cost.
Securities

financing transactions

at

amortized cost

decreased

by

USD 14.9bn, mainly

reflecting

roll-offs of

cash
reinvestment trades in Group Treasury.
These decreases

were partly

offset by

a USD 9.3bn

increase in

Trading assets,

reflecting higher

inventory held

to
hedge client positions, as well as market-driven

increases in the Investment Bank.

Assets
As of % change from
USD bn 30.9.25 30.6.25 30.6.25
Cash and balances at central banks

218.7

236.2

(7)
Lending
1

665.9

667.6

0
Securities financing transactions at amortized cost

95.3

110.2

(13)
Trading assets

178.5

169.2

5
Derivatives and cash collateral receivables on derivative instruments

197.7

215.5

(8)
Brokerage receivables

30.6

29.1

5
Other financial assets measured at amortized cost

72.7

72.2

1
Other financial assets measured at fair value
2

115.6

114.6

1
Non-financial assets

57.2

55.5

3
Total assets

1,632.3

1,670.0

(2)
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (30 September

2025 vs 30 June 2025)
Total liabilities were USD 1,542.0bn as of 30 September 2025,

a decrease of USD 38.3bn compared with 30 June
2025.
Derivatives and cash collateral payables on derivative instruments decreased by USD 19.3bn, predominantly in the
Investment Bank,

reflecting the

same drivers

as on

the asset

side. Customer

deposits decreased

by USD 16.9bn,
mainly

driven

by

net

new

deposit

outflows

in

Global Wealth

Management and

Personal

&

Corporate Banking.
Short-term

borrowings

decreased

by

USD 10.1bn,

largely

reflecting

net

maturities

of

commercial

paper

and
certificates of deposit, as well as lower amounts

due to banks, mainly in Group Treasury.
These decreases

were partly

offset by

a USD 4.1bn

increase in

Brokerage payables,

mostly resulting

from higher
client activity levels.

The “Liabilities,

by product

and currency”

table

in this

section provides

more information

about the

Group’s funding
sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

54
Liabilities and equity
As of

% change from
USD bn 30.9.25 30.6.25 30.6.25
Short-term borrowings
1,2

57.1

67.2

(15)
Securities financing transactions at amortized cost

18.7

16.3

14
Customer deposits

783.1

800.0

(2)
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

303.6

302.9

0
Trading liabilities

53.8

52.3

3
Derivatives and cash collateral payables on derivative instruments

197.5

216.8

(9)
Brokerage payables

62.1

58.0

7
Other financial liabilities measured at amortized cost

17.0

18.4

(8)
Other financial liabilities designated at fair value

30.5

29.4

4
Non-financial liabilities

18.8

18.9

(1)
Total liabilities

1,542.0

1,580.3

(2)
Share capital

0.3

0.3

0
Share premium

8.9

8.6

4
Treasury shares

(6.6)

(4.8)

37
Retained earnings

81.7

79.7

2
Other comprehensive income
3

5.6

5.5

2
Total equity attributable to shareholders

89.9

89.3

1
Equity attributable to non-controlling interests

0.3

0.4

(28)
Total equity

90.2

89.7

1
Total liabilities and equity

1,632.3

1,670.0

(2)
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (30 September 2025 vs 30 June 2025)
Equity attributable to shareholders increased

by USD 622m to USD 89,899m as of 30

September 2025.
The

net

increase

of

USD 622m

was

mainly

driven

by

positive

total

comprehensive

income

attributable

to
shareholders of

USD 2,067m, reflecting

a

net

profit of

USD 2,481m

and

negative other

comprehensive income
(OCI) of USD 414m.

OCI mainly included

negative OCI

related to own

credit on

financial liabilities

designated at

fair
value of USD 567m,

negative OCI related

to foreign currency

translation of USD 116m

and cash flow

hedge OCI of
USD 178m. In

addition, deferred share-based

compensation awards

of USD 300m

were expensed

in the

income
statement, increasing share premium.
These increases were

partly offset by

net treasury share

activity that reduced

equity by USD 1,771m,

predominantly
due to the repurchasing

of USD 1,096m

of shares under our 2025

share repurchase program and the purchasing
of USD 707m

of shares in relation to employee share-based

compensation plans.
›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”

section of this report for more information about our
share repurchase programs

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

55
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.9.25 30.6.25 30.9.25 30.6.25 30.9.25 30.6.25 30.9.25 30.6.25
Short-term borrowings 57.1 67.2 22.7 28.6 8.1 9.0 12.8 15.3
of which: amounts due to banks 28.2 31.9 8.5 10.9 7.5 8.5 3.9 4.2 of which: short-term debt issued
1,2
28.9 35.3 14.2 17.8 0.6 0.5 8.9 11.1
Securities financing transactions at amortized cost
18.7 16.3 9.6 8.0 5.1 4.0 2.2 2.8
Customer deposits 783.1 800.0 296.3 307.8 339.8 343.4 75.0 76.7 of which: demand deposits 261.6 266.5 51.3 59.0 142.1 139.9 37.4 37.6 of which: retail savings / deposits 221.1 215.5 35.8 35.5 180.6 175.4 4.6 4.6 of which: sweep deposits 38.5 38.2 38.5 38.2 0.0 0.0 0.0 0.0 of which: time deposits 261.9 279.9 170.7 175.2 17.1 28.1 33.0 34.5
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
303.6 302.9 161.4 163.3 44.7 44.6 74.5 70.8
Trading liabilities 53.8 52.3 22.4 19.9 1.3 1.1 17.5 18.3
Derivatives and cash collateral payables on derivative instruments 197.5 216.8 169.0 183.5 2.9 5.1 16.4 17.6
Brokerage payables 62.1 58.0 50.1 44.4 0.8 0.9 3.4 4.0
Other financial liabilities measured at amortized cost

17.0 18.4 7.4 8.8 4.0 4.1 1.8 2.4
Other financial liabilities designated at fair value 30.5 29.4 6.3 5.9 0.0 0.1 2.8 2.1
Non-financial liabilities 18.8 18.9 9.1 9.4 3.9 3.8 2.7 3.0
Total liabilities 1,542.0 1,580.3 754.4 779.7 410.7 416.1 209.1 213.0
1 Short-term debt issued consists of

certificates of deposit, commercial paper,

acceptances and promissory notes, and

other money market paper.

2 The classification of

debt issued measured at amortized

cost into
short-term and long-term is based on original contractual maturity, and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.
Off-balance sheet (30 September 2025

vs 30 June 2025)
Committed unconditionally revocable credit

lines decreased by USD 14.5bn, mainly driven

by decreases

in facilities
provided to clients in Personal & Corporate Banking

and Global Wealth Management.
Off-balance sheet
As of % change from
USD bn
30.9.25 30.6.25 30.6.25
Guarantees
1,2

42.9

42.3

2
Irrevocable loan commitments
1

79.6

82.0

(3)
Committed unconditionally revocable credit lines

136.3

150.8

(10)
Forward starting reverse repurchase and securities borrowing agreements

18.5

20.1

(8)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered shares. Each share has a nominal value of USD 0.10. Shares issued were
unchanged in the third quarter of 2025 compared

with the second quarter of 2025.
We held

218 million

shares as

of 30 September

2025, of

which 93

million shares

had been

acquired under

our
2024 and

2025 share

repurchase programs

for cancellation

purposes. The

remaining

124 million

shares are

primarily
held to

hedge our

share delivery

obligations related

to employee

share-based compensation

and participation

plans.
Treasury shares held increased by 45 million

shares in the third quarter of 2025.

This largely reflected 29.4 million
shares being

repurchased

under our

2025 program

and the

purchasing of

17.3 million

shares in

relation

to employee
share-based compensation plans.
Shares acquired under our

2025 program totaled 29

million as of

30 September 2025 for a

total acquisition cost
of USD 1,096m (CHF 879m). As previously announced, we

plan to complete the repurchase

of up to USD 2bn

of
shares in the

second half

of 2025.

We will

communicate our

2026 capital

returns ambitions

with our

fourth-quarter
and full-year

financial results for

2025. Our

share repurchases will

be subject to

maintaining our common

equity
tier 1 capital ratio target of around 14%

and achieving our financial targets.

UBS Group third quarter 2025 report |
Risk, capital, liquidity and funding, and

balance sheet | Share information and earnings

per share

56
Shares acquired under our

2024 program totaled 64

million as of

30 September 2025 for a

total acquisition cost
of USD 2,000m (CHF 1,739m).

This program concluded

on 23 May

2025, and the

64 million shares

repurchased
under this program will be canceled by

means of a capital reduction, subject to

approval by the shareholders at a
future Annual General Meeting.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
Share information and earnings per share
As of or for the quarter ended As of or year-to-date
30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

2,481

2,395

1,425

6,568

4,315
less: (profit) / loss on own equity derivative contracts

0

(1)

0

0

0
Net profit / (loss) attributable to shareholders for diluted

EPS

2,481

2,394

1,424

6,568

4,315
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1

3,144,628,677

3,179,288,753

3,196,573,895

3,166,974,365

3,204,826,901
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
2

132,586,726

127,256,011

147,480,584

138,233,562

151,321,464
Weighted average shares outstanding for diluted EPS

3,277,215,403

3,306,544,764

3,344,054,479

3,305,207,927

3,356,148,365
.
Earnings per share (USD)
Basic

0.79

0.75

0.45

2.07

1.35
Diluted

0.76

0.72

0.43

1.99

1.29
.
Shares outstanding and potentially dilutive instruments
Shares issued

3,341,581,714

3,341,581,714

3,462,087,722

3,341,581,714

3,462,087,722
Treasury shares
3

217,617,094

172,405,597

276,381,209

217,617,094

276,381,209
of which: related to the 2022 share repurchase program

120,506,008

120,506,008
of which: related to the 2024 share repurchase program

63,776,550

63,776,550

23,479,400

63,776,550

23,479,400
of which: related to the 2025 share repurchase program

29,383,799

29,383,799
Shares outstanding

3,123,964,620

3,169,176,117

3,185,706,513

3,123,964,620

3,185,706,513
Potentially dilutive instruments
4

31,302,067

27,891,906

13,561,823

31,302,067

13,600,262
.
Other key figures
Total book value per share (USD)

28.78

28.17

27.32

28.78

27.32
Tangible book value per share (USD)

26.54

25.95

25.10

26.54

25.10
Share price (USD)
5

40.82

33.83

30.77

40.82

30.77
Market capitalization (USD m)
6

136,416

113,036

106,528

136,416

106,528
1 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

2 The weighted average number of shares
for notional employee awards with performance conditions

reflects all potentially dilutive shares that are

expected to vest under the terms of the awards.

3 Based on a settlement date view.

4 Reflects potential
shares that could dilute basic EPS in the future

but were not dilutive for any of the periods

presented. Mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative
contracts.

5 Represents the share price as

listed on the SIX Swiss

Exchange, translated to

US dollars using the closing exchange

rate as of the respective

date.

6 The calculation of

market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group third quarter 2025 report |
Consolidated financial statements

57
Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial
statements (unaudited)
58
Income statement
59
Statement of comprehensive income
60
Balance sheet
61
Statement of changes in equity
62
Statement of cash flows
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
63
1

Basis of accounting
64
2

Segment reporting
64
3

Net interest income
65
4

Net fee and commission income
65
5

Other income
65
6

Personnel expenses
66
7

General and administrative expenses
66
8

Expected credit loss measurement
74
9
Fair value measurement
80
10

Derivative instruments
81
11

Other assets and liabilities
82
12

Debt issued designated at fair value
82
13

Debt issued measured at amortized cost
82
14
Provisions and contingent liabilities

UBS Group third quarter 2025 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

58
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3

6,913

7,283

8,766

21,176

28,165
Interest expense from financial instruments measured at

amortized cost
3

(6,584)

(6,817)

(9,022)

(20,349)

(28,064)
Net interest income from financial instruments measured

at fair value through profit or loss and other
3

1,652

1,500

2,050

4,748

5,168
Net interest income 3

1,981

1,965

1,794

5,575

5,270
Other net income from financial instruments measured

at fair value through profit or loss

3,502

3,408

3,681

10,848

11,547
Fee and commission income 4

7,878

7,361

7,170

22,665

21,461
Fee and commission expense 4

(674)

(653)

(653)

(1,976)

(1,921)
Net fee and commission income 4

7,204

6,708

6,517

20,689

19,540
Other income 5

73

30

341

317

619
Total revenues

12,760

12,112

12,334

37,429

36,976
Credit loss expense / (release) 8

102

163

121

365

322
Personnel expenses 6

7,172

6,976

6,889

21,180

20,957
General and administrative expenses 7

1,755

1,881

2,389

6,067

7,120
Depreciation, amortization and impairment of non-financial

assets

904

898

1,006

2,663

2,804
Operating expenses

9,831

9,756

10,283

29,911

30,880
Operating profit / (loss) before tax

2,828

2,193

1,929

7,153

5,773
Tax expense / (benefit)

341

(209)

502

561

1,407
Net profit / (loss)

2,487

2,402

1,428

6,592

4,366
Net profit / (loss) attributable to non-controlling interests

6

7

3

24

51
Net profit / (loss) attributable to shareholders

2,481

2,395

1,425

6,568

4,315
Earnings per share (USD)
Basic

0.79

0.75

0.45

2.07

1.35
Diluted

0.76

0.72

0.43

1.99

1.29

UBS Group third quarter 2025 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

59

Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Comprehensive income attributable to shareholders
Net profit / (loss)

2,481

2,395

1,425

6,568

4,315
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

(281)

4,420

2,404

5,457

(1,337)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

165

(1,879)

(1,081)

(2,263)

1,392
Foreign currency translation differences on foreign operations reclassified to the income statement

1

(1)

2

3

4
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement

(2)

0

0

(3)

1
Income tax relating to foreign currency translations, including the effect of net investment hedges

1

(4)

9

(5)

22
Subtotal foreign currency translation, net of tax

(116)

2,536

1,333

3,189

81
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

16

(4)

2

9

2
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0

0

0
Income tax relating to net unrealized gains / (losses)

0

0

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

16

(4)

2

9

2
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(65)

398

1,579

681

(84)
Net (gains) / losses reclassified to the income statement from equity

286

296

388

903

1,600
Income tax relating to cash flow hedges

(43)

(131)

(374)

(299)

(250)
Subtotal cash flow hedges, net of tax

178

562

1,593

1,285

1,266
Cost of hedging
Cost of hedging, before tax

50

10

(19)

91

(47)
Income tax relating to cost of hedging

0

0

0

0

0
Subtotal cost of hedging, net of tax

50

10

(19)

91

(47)
Total other comprehensive income that may be reclassified to the income statement, net of tax

127

3,105

2,910

4,573

1,302
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

51

(36)

(138)

20

(238)
Income tax relating to defined benefit plans

(26)

(4)

10

(27)

23
Subtotal defined benefit plans, net of tax

26

(40)

(128)

(6)

(215)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(568)

(126)

(317)

(414)

(156)
Income tax relating to own credit on financial liabilities designated at fair value

1

2

(6)

2

(7)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(567)

(124)

(323)

(413)

(163)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(541)

(164)

(451)

(419)

(378)
Total other comprehensive income

(414)

2,941

2,459

4,154

924
Total comprehensive income attributable to shareholders

2,067

5,335

3,883

10,722

5,239
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

6

7

3

24

51
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(1)

15

24

30

(11)
Total comprehensive income attributable to non-controlling interests

5

22

27

53

40
Total comprehensive income
Net profit / (loss)

2,487

2,402

1,428

6,592

4,366
Other comprehensive income

(414)

2,955

2,482

4,184

913
of which: other comprehensive income that may be reclassified to the income statement

127

3,105

2,910

4,573

1,302
of which: other comprehensive income that will not be reclassified to the income statement

(542)

(149)

(428)

(389)

(389)
Total comprehensive income

2,073

5,357

3,910

10,776

5,279

UBS Group third quarter 2025 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

60

Balance sheet
USD m Note 30.9.25 30.6.25 31.12.24
Assets
Cash and balances at central banks

218,738

236,193

223,329
Amounts due from banks

19,230

21,527

18,903
Receivables from securities financing transactions measured at amortized cost

95,343

110,161

118,301
Cash collateral receivables on derivative instruments 10

43,538

45,478

43,959
Loans and advances to customers 8

646,651

646,048

579,967
Other financial assets measured at amortized cost 11

72,703

72,211

58,835
Total financial assets measured at amortized cost

1,096,203

1,131,618

1,043,293
Financial assets at fair value held for trading 9

178,492

169,195

159,065
of which: assets pledged as collateral that may be sold or repledged by counterparties

45,062

46,336

38,532
Derivative financial instruments 9, 10

154,113

169,996

185,551
Brokerage receivables 9

30,633

29,068

25,858
Financial assets at fair value not held for trading 9

105,827

107,755

95,472
Total financial assets measured at fair value through profit or loss

469,065

476,014

465,947
Financial assets measured at fair value through other comprehensive income 9

9,801

6,872

2,195
Investments in associates

2,260

2,629

2,306
Property, equipment and software

16,153

16,376

15,498
Goodwill and intangible assets

6,982

7,023

6,887
Deferred tax assets

11,610

11,631

11,134
Other non-financial assets 11

20,177

17,829

17,766
Total assets

1,632,251

1,669,991

1,565,028
Liabilities
Amounts due to banks

28,182

31,928

23,347
Payables from securities financing transactions measured at amortized cost

18,653

16,314

14,833
Cash collateral payables on derivative instruments 10

33,943

32,980

35,490
Customer deposits

783,115

800,045

745,777
Debt issued measured at amortized cost 13

220,386

224,709

214,219
Other financial liabilities measured at amortized cost 11

16,955

18,358

21,033
Total financial liabilities measured at amortized cost

1,101,234

1,124,334

1,054,698
Financial liabilities at fair value held for trading 9

53,796

52,330

35,247
Derivative financial instruments 9, 10

163,508

183,814

180,636
Brokerage payables designated at fair value

9

62,067

57,951

49,023
Debt issued designated at fair value 9, 12

112,137

113,522

107,909
Other financial liabilities designated at fair value 9, 11

30,506

29,410

28,699
Total financial liabilities measured at fair value through profit or loss

422,013

437,027

401,514
Provisions and contingent liabilities

14

6,162

7,466

8,409
Other non-financial liabilities

11

12,638

11,465

14,834
Total liabilities

1,542,047

1,580,292

1,479,454
Equity
Share capital

334

334

346
Share premium

8,879

8,562

12,012
Treasury shares

(6,592)

(4,830)

(6,402)
Retained earnings

81,666

79,726

78,035
Other comprehensive income recognized directly in equity, net of tax

5,612

5,485

1,088
Equity attributable to shareholders

89,899

89,277

85,079
Equity attributable to non-controlling interests

305

422

494
Total equity

90,204

89,699

85,574
Total liabilities and equity

1,632,251

1,669,991

1,565,028

UBS Group third quarter 2025 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

61

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2025
2

12,359

(6,402)

78,035

1,088

3,830

(2,585)

85,079
Acquisition of treasury shares

(4,067)
3

(4,067)
Delivery of treasury shares under share-based compensation

plans

(1,361)

1,511

150
Other disposal of treasury shares

(1)

88
3

87
Cancellation of treasury shares related to the 2022

share repurchase program
4

(1,145)

2,277

(1,133)

0
Share-based compensation expensed in the income statement

921

921
Tax (expense) / benefit

37

37
Dividends

(1,433)
5

(1,433)
5

(2,866)
Equity classified as obligation to purchase own shares

(71)

(71)
Translation effects recognized directly in retained earnings

50

(50)

(50)

0
Share of changes in retained earnings of associates and

joint ventures

(2)

(2)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(93)

0

(93)
Total comprehensive income for the period

6,149

4,573

3,189

1,285

10,722
of which: net profit / (loss)

6,568

6,568
of which: OCI, net of tax

(419)

4,573

3,189

1,285

4,154
Balance as of 30 September 2025
2

9,213

(6,592)

81,666

5,612

7,019

(1,349)

89,899
Non-controlling interests as of 30 September 2025

305
Total equity as of 30 September 2025

90,204
Balance as of 1 January 2024
2

13,562

(4,796)

74,397

2,462

5,584

(3,109)

85,624
Acquisition of treasury shares

(2,693)
3

(2,693)
Delivery of treasury shares under share-based compensation

plans

(1,282)

1,335

53
Other disposal of treasury shares

2

102
3

104
Share-based compensation expensed in the income statement

883

883
Tax (expense) / benefit

15

15
Dividends

(1,128)
5

(1,128)
5

(2,256)
Equity classified as obligation to purchase own shares

(42)

(42)
Translation effects recognized directly in retained earnings

(14)

14

14

0
Share of changes in retained earnings of associates and

joint ventures

(3)

(3)
New consolidations / (deconsolidations) and other increases

/ (decreases)

92

7

99
Total comprehensive income for the period

3,937

1,302

81

1,266

5,239
of which: net profit / (loss)

4,315

4,315
of which: OCI, net of tax

(378)

1,302

81

1,266

924
Balance as of 30 September 2024
2

12,101

(6,051)

77,197

3,777

5,666

(1,830)

87,025
Non-controlling interests as of 30 September 2024

564
Total equity as of 30 September 2024

87,589
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes treasury shares acquired and
disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives,

and to hedge certain issued structured debt instruments. These acquisitions and disposals are
reported based on the sum of the net monthly

movements.

4 Reflects the cancellation of 120,506,008 shares purchased

under UBS’s 2022 share repurchase

program as approved by the shareholders at the

2025
Annual General Meeting. Swiss

tax law requires Switzerland-domiciled

companies with shares listed

on a Swiss stock exchange

to reduce capital contribution

reserves by at least 50%

of the total capital

reduction
amount exceeding the

nominal value upon

cancellation of the

shares.

5 Reflects the payment

of an ordinary

cash dividend of

USD 0.90 per dividend-bearing

share in April

2025 (2024: USD 0.70

per dividend-
bearing share paid in May 2024). Swiss tax law requires Switzerland-domiciled companies with shares listed on a Swiss stock exchange to pay no more than

50% of dividends from capital contribution reserves, with
the remainder required to be paid from retained earnings.

UBS Group third quarter 2025 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

62
Statement of cash flows
Year-to-date
USD m 30.9.25 30.9.24
Cash flow from / (used in) operating activities
Net profit / (loss)

6,592

4,366
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets

2,663

2,804
Credit loss expense / (release)

365

322
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(97)

(177)
Deferred tax expense / (benefit)

(601)

252
Net loss / (gain) from investing activities

(330)

(178)
Net loss / (gain) from financing activities

15,911

4,287
Other net adjustments
1

(29,316)

2,213
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks

3,497

1,416
Receivables from securities financing transactions measured at amortized cost

29,198

6,392
Payables from securities financing transactions measured at amortized cost

2,723

169
Cash collateral on derivative instruments

(652)

(4,578)
Loans and advances to customers

(10,061)

21,557
Customer deposits

(16,789)

(15,220)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

22,371

1,882
Brokerage receivables and payables

7,866

6,498
Financial assets at fair value not held for trading and other financial assets and liabilities

(9,927)

(12,866)
Provisions and other non-financial assets and liabilities

(4,519)

(1,495)
Income taxes paid, net of refunds

(1,918)

(1,682)
Net cash flow from / (used in) operating activities
2

16,976

15,961
Cash flow from / (used in) investing activities
Purchase of subsidiaries, business, associates and intangible assets

(17)
Disposal of subsidiaries, business, associates and intangible assets
3

624
4

188
Purchase of property, equipment and software

(1,698)

(1,470)
Disposal of property, equipment and software

95

46
Purchase of financial assets measured at fair value
5

(11,103)

(3,951)
Disposal and redemption of financial assets measured at

fair value
5

3,652

3,978
Purchase of debt securities measured at amortized cost

(18,617)

(3,841)
Disposal and redemption of debt securities measured at amortized cost

8,696

6,857
Net cash flow from / (used in) investing activities

(18,367)

1,807
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
6

(42,587)
Net issuance (repayment) of short-term debt measured at amortized cost

(3,267)

(5,127)
Net movements in treasury shares and own equity derivative

activity

(3,854)

(2,570)
Distributions paid on UBS shares

(2,866)

(2,256)
Issuance of debt designated at fair value and long-term debt measured at amortized cost

97,867

81,200
Repayment of debt designated at fair value and long-term debt measured at amortized cost

(109,675)

(109,952)
Inflows from securities financing transactions measured at amortized cost
7

1,688

4,979
Outflows from securities financing transactions measured at amortized cost
7

(1,561)

(3,165)
Net cash flows from other financing activities

(737)

(595)
Net cash flow from / (used in) financing activities

(22,403)

(80,073)
Total cash flow
Cash and cash equivalents at the beginning of the period

244,090

340,207
Net cash flow from / (used in) operating, investing and financing activities

(23,795)

(62,305)
Effects of exchange rate differences on cash and cash equivalents
1

19,407

(2,492)
Cash and cash equivalents at the end of the period
8

239,703

275,410
of which: cash and balances at central banks
8

218,738

243,261
of which: amounts due from banks
8

17,664

20,031
of which: money market paper
8,9

3,301

11,917
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

32,306

41,643
Interest paid in cash

29,369

37,323
Dividends on equity investments, investment funds and associates received in cash
3

2,542

2,260
1 Foreign currency

translation and foreign

exchange effects on

operating assets and

liabilities and on

cash and cash

equivalents are presented

within the Other

net adjustments line,

with the exception

of foreign
currency hedge effects related to foreign

exchange swaps, which

are presented on the line Financial

assets and liabilities at fair value

held for trading and derivative

financial instruments.

2 Includes cash receipts
from the sale of loans and loan commitments of

USD 697m and USD 11,957m within Non-core and Legacy for

the nine-month periods ended 30 September 2025 and

30 September 2024, respectively.

3 Includes
dividends received from associates.

4 Includes cash proceeds net

of cash and cash equivalents

disposed from the sale of

the US mortgage servicing

business of Credit Suisse,

Select Portfolio Servicing, which

was
managed in Non-core

and Legacy.

Refer to “Note

29 Changes in

organization and acquisitions

and disposals of

subsidiaries and businesses”

in the “Consolidated

financial statements” section

of the UBS

Group
Annual Report 2024 for more information. Also includes cash proceeds,

net of cash and cash equivalents disposed of,

from the sale of a stake in a subsidiary

in China and the sale of a wealth management business
in India.

5 Includes cash flows in relation to financial assets measured at fair value through other comprehensive income and financial assets measured at fair value through profit or loss.

6 Reflects the repayment
of the Emergency Liquidity Assistance facility to the Swiss National Bank,

which was recognized in the balance sheet line Amounts due to banks.

7 Reflects cash flows from securities financing transactions measured at amortized cost that use UBS debt instruments as the

underlying.

8 Includes only balances with an original maturity of three months or less.

9 Money market paper is included in the balance sheet under Financial assets at fair value

not held for trading

(30 September 2025: USD 2,776m;

30 September 2024:

USD 11,130m), Other financial

assets measured at amortized

cost (30 September 2025:

USD 346m; 30 September
2024: USD 457m) and Financial assets at fair value held for trading (30 September 2025: USD 179m; 30 September 2024: USD

331m).

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

63
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS

or

the

Group)

are

prepared

in

accordance

with

IFRS

Accounting

Standards, as

issued

by

the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2024.

These

interim

financial

statements

are

unaudited

and

should

be

read

in

conjunction

with:

the

audited
consolidated financial

statements in

the UBS Group

Annual Report

2024; the

“Management report”

sections of
this report, specifically the disclosures in the

“Recent developments” section of this report regarding the

sale of a
36.01% stake

in Credit

Suisse Securities (China)

Limited and

in the

“UBS Group

performance, business divisions
and Group Items” section of this report regarding the sale of Select Portfolio Servicing (the US mortgage servicing business of Credit

Suisse),

the transactions related

to Swisscard and

the sale of

UBS’s wealth management

business
in India;

and the

information about significant

transactions disclosed in

the UBS

Group first

quarter 2025

report
and the

UBS Group

second quarter

2025 report.

In the

opinion of

management, all necessary

adjustments have
been made for a fair presentation of the

Group’s financial position, results of operations

and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note 1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS Group Annual Report

2024.
Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.9.25 30.6.25 31.12.24 30.9.24 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
1 CHF

1.26

1.26

1.10

1.18

1.25

1.23

1.17

1.20

1.13
1 EUR

1.17

1.18

1.04

1.11

1.16

1.15

1.10

1.12

1.08
1 GBP

1.34

1.37

1.25

1.34

1.34

1.35

1.31

1.32

1.28
100 JPY

0.68

0.69

0.63

0.69

0.67

0.70

0.68

0.68

0.66
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates,

weighted according

to the

income and expense

volumes of

all operations

of the

Group with the

same functional

currency for each

month. Weighted-average

rates for

individual business
divisions may deviate from the weighted-average rates for the Group.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

64
Note 2

Segment reporting
UBS’s business divisions

are organized globally into

five business divisions:

Global Wealth Management,

Personal &
Corporate Banking, Asset Management, the

Investment Bank,

and Non-core and Legacy. All five business

divisions
are supported by Group Items and qualify as reportable segments for the purpose of segment reporting. Together with Group Items they reflect the management

structure of the Group.
›
Refer to the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information about the Group’s reporting segments
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the nine months ended 30 September 2025
Net interest income

5,186

4,001

(53)

(2,300)

(54)

(1,204)

5,575
Non-interest income

14,079

2,867

2,409

11,693

216

590

31,853
Total revenues

19,265

6,868

2,355

9,393

162

(614)

37,429
Credit loss expense / (release)

16

239

0

100

11

(1)

365
Operating expenses

15,332

4,697

1,848

7,115

894

25

29,911
Operating profit / (loss) before tax

3,917

1,932

507

2,179

(744)

(638)

7,153
Tax expense / (benefit)

561
Net profit / (loss)

6,592
As of 30 September 2025
Total assets

579,347

478,538

26,378

498,736

32,649

16,603
1,632,251
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the nine months ended 30 September 2024
Net interest income

5,509

4,288

(45)

(2,786)

88

(1,783)

5,270
Non-interest income

12,887

2,801

2,461

10,985

1,575

997

31,706
Total revenues

18,395

7,089

2,416

8,199

1,664

(786)

36,976
Credit loss expense / (release)

(2)

229

0

34

63

(2)

322
Operating expenses

15,340

4,265

2,025

6,728

2,655

(132)

30,880
Operating profit / (loss) before tax

3,057

2,594

392

1,437

(1,054)

(652)

5,773
Tax expense / (benefit)

1,407
Net profit / (loss)

4,366
As of 31 December 2024
Total assets

559,601

447,068

22,702

453,422

68,260

13,975

1,565,028
Note 3

Net interest income
Net interest income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Interest income from loans and deposits 1

5,850

6,240

8,051

18,195

25,543
Interest income from securities financing transactions measured at amortized cost
2

850

915

898

2,604

3,252
Interest income from other financial instruments measured

at amortized cost

428

406

346

1,194

1,021
Interest income from debt instruments measured at fair

value through other comprehensive income

94

44

26

164

80
Interest income from derivative instruments designated as cash flow hedges

(308)

(322)

(556)

(981)

(1,731)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

6,913

7,283

8,766

21,176

28,165
Interest expense on loans and deposits
3

3,426

3,582

4,887

10,705

15,400
Interest expense on securities financing transactions measured at amortized cost
4

562

552

558

1,529

1,594
Interest expense on debt issued

2,560

2,639

3,531

7,993

10,926
Interest expense on lease liabilities

37

43

46

122

145
Total interest expense from financial instruments measured at amortized cost

6,584

6,817

9,022

20,349

28,064
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

329

466

(256)

827

101
Net interest income from financial instruments measured at fair value through profit or loss and other

1,652

1,500

2,050

4,748

5,168
Total net interest income

1,981

1,965

1,794

5,575

5,270
1 Consists of interest income from

cash and balances at central banks, amounts due

from banks, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer
deposits, and cash

collateral payables

on derivative

instruments.

2 Includes interest

income on receivables

from securities financing

transactions and

negative interest, including

fees, on

payables from

securities
financing transactions.

3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, amounts due

from banks,

and cash collateral

receivables on derivative

instruments.

4 Includes interest

expense on payables

from securities financing

transactions and negative

interest, including fees,

on
receivables from securities financing transactions.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

65
Note 4

Net fee and commission income
Net fee and commission income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Underwriting fees

256

246

153

689

579
M&A and corporate finance fees

343

225

242

813

772
Brokerage fees

1,363

1,261

1,122

3,999

3,417
Investment fund fees

1,740

1,601

1,530

4,883

4,188
Portfolio management and related services

3,302

3,165

3,117

9,571

9,238
Other

874

864

1,008

2,710

3,267
Total fee and commission income
1

7,878

7,361

7,170

22,665

21,461
of which: recurring

4,966

4,762

4,679

14,338

13,570
of which: transaction-based

2,824

2,560

2,447

8,167

7,785
of which: performance-based

87

39

44

160

106
Fee and commission expense

674

653

653

1,976

1,921
of which: brokerage expense

71

72

80

240

273
Net fee and commission income

7,204

6,708

6,517

20,689

19,540
1 Reflects third-party fee and commission income for the third quarter of 2025 of USD 4,559m for Global Wealth Management (second quarter of 2025: USD 4,328m; third quarter of 2024: USD 4,155m),

USD 805m
for Personal & Corporate Banking (second quarter of 2025: USD 789m; third quarter of 2024: USD 726m), USD 1,092m for Asset Management (second quarter of

2025: USD 984m; third quarter of 2024: USD 928m),
USD 1,396m for the Investment Bank

(second quarter of 2025: USD 1,250m; third

quarter of 2024: USD 1,297m), USD 4m for

Non-core and Legacy (second quarter of

2025: USD 7m; third quarter of 2024:

USD 102m)
and USD 22m for Group Items (second quarter of 2025: USD 3m; third quarter of 2024: negative USD 37m).
Note 5

Other income
Other income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

133
2

4

(14)

230
2,3

(17)
Net gains / (losses) from disposals of investments in associates and joint ventures

0

0

132

3

132
Share of net profit / (loss) of associates and joint ventures (60) 21 67

97
4

177
Total

73

25

185

330

292
Income from properties
5

10

9

14

22

44
Net gains / (losses) from properties held for sale

15

(5)

(14)

18

(18)
Other
6

(25)
7

2

156
8

(54)
7

301
8
Total other income

73

30

341

317

619
1 Includes foreign

exchange gains /

(losses) reclassified

from other comprehensive

income related

to the disposal

or closure

of foreign operations.

2 Includes a gain

of USD 128m

from the sale

of a stake

in a
subsidiary, Credit Suisse Securities (China) Limited.

3 Includes a gain of USD 97m recognized upon completion of the sale of the US mortgage servicing business of

Credit Suisse, Select Portfolio Servicing, which was
managed in Non-core

and Legacy.

Refer to “Note

29 Changes in

organization and acquisitions

and disposals of

subsidiaries and businesses”

in the “Consolidated

financial statements” section

of the UBS

Group
Annual Report 2024

for more information.

4 Includes a

gain of USD 64m

related to UBS’s

share of the

income recorded by

Swisscard for the

sale of the

Credit Suisse card

portfolios to UBS.

Refer to “Note

29
Changes in organization and acquisitions and

disposals of subsidiaries and businesses” in

the “Consolidated financial statements” section

of the UBS Group Annual Report

2024 for more

information.

5 Includes
rent received from third parties.

6 Includes losses of USD 43m for the third quarter of

2025 related to the repurchasing of UBS’s

own debt instruments (second quarter of 2025: losses of

USD 27m; third quarter of
2024: gains of USD 4m).

7 Includes a USD 33m gain from the sale of UBS’s wealth management business in India.

8 Includes a USD 72m net gain in Asset Management from the sale of UBS’s Brazilian real estate fund management business and from the sale of UBS’s shareholding in Credit Suisse Insurance

Linked Strategies Ltd (nine-month period ended 30 September 2024: USD 100m).
Note 6

Personnel expenses
Personnel expenses
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Salaries and variable compensation
1

5,906

5,900

5,805

17,773

17,726
of which: variable compensation – financial advisors
2

1,419

1,335

1,335

4,163

3,893
Contractors

77

79

82

228

250
Social security

440

416

409

1,262

1,236
Post-employment benefit plans

505

321

338

1,176

1,014
Other personnel expenses

244

260

255

741

731
Total personnel expenses

7,172

6,976

6,889

21,180

20,957
1 Includes role-based

allowances.

2 Financial advisor

compensation consists of

cash compensation, determined

using a formulaic

approach based on

production, and deferred

awards. It

also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

66
Note 7

General and administrative expenses
General and administrative expenses
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Outsourcing costs

393

381

455

1,153

1,341
Technology costs

590

592

580

1,756

1,734
Consulting, legal and audit fees

341

317

349

945

1,146
Real estate and logistics costs

272

284

311

795

902
Market data services

168

178

178

514

565
Marketing and communication

137

145

130

405

381
Travel and entertainment

83

89

69

245

228
Litigation, regulatory and similar matters
1

(668)

(412)

(69)

(966)

(227)
Other

439

306

384

1,220
2

1,049
Total general and administrative expenses

1,755

1,881

2,389

6,067

7,120
1 Reflects the net increase

/ (decrease) in provisions

for litigation, regulatory and

similar matters recognized in

the income statement, as

well as decreases in

acquisition-related contingent liabilities measured

under
IFRS 3. Refer to Note 14b for more information.

2 Includes a USD 180m expense related to the payment to Swisscard for the sale of the

Credit Suisse card portfolios to UBS. Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information.
Note 8

Expected credit loss measurement
a) Credit loss expense / release

Total net credit loss

expenses in the third

quarter of 2025

were USD 102m, reflecting

USD 5m net expenses

related
to performing positions and USD 97m net expenses

on credit-impaired positions.
Net expected

credit loss

expenses on

the performing

portfolio were

primarily driven

by net

expenses in

the corporate
lending portfolios of Personal

& Corporate Banking and

the Investment Bank.

These expenses were partly

offset by
releases in the

real estate portfolios.

UBS has updated

several expected credit

loss models within

the real estate

and
corporate lending portfolios to enhance risk

differentiation and incorporate the latest

default history.
Credit

loss

expenses of

USD 97m for

credit-impaired positions

primarily related

to a

small

number of

corporate
counterparties in Personal & Corporate Banking

and the Investment Bank.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.9.25
Global Wealth Management

(4)

10

1

7
Personal & Corporate Banking

2

69

0

72
Asset Management

0

0

0

0
Investment Bank

6

11

0

17
Non-core and Legacy

0

2

4

6
Group Items

0

0

0

0
Total

5

93

4

102
For the quarter ended 30.6.25
Global Wealth Management

(3)

6

0

3
Personal & Corporate Banking

22

91

1

114
Asset Management

0

0

0

0
Investment Bank

19

29

0

48
Non-core and Legacy

0

0

(2)

(2)
Group Items

0

0

0

0
Total

38

126

(1)

163
For the quarter ended 30.9.24
Global Wealth Management

(11)

12

1

2
Personal & Corporate Banking

(10)

94

0

83
Asset Management

0

0

0

0
Investment Bank

9

0

0

9
Non-core and Legacy

(2)

0

30

28
Group Items

0

0

0

0
Total

(15)

106

30

121

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

67
Note 8

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and

scenario weights

Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political

conditions prevailing in the third

quarter of 2025 through

a series
of governance meetings, with input and feedback from UBS Risk and Finance experts across the business divisions
and regions.

The

baseline

scenario

was

updated

with

the

latest

macroeconomic

forecasts

as

of

30 September

2025.

The
assumptions on a calendar-year basis are included in

the table below. The scenario assumes growth in Switzerland
will remain muted in 2025 and slow in the second half

of the year, reflecting a subdued outlook due to tariffs

and
the appreciation of

the Swiss franc in

the second quarter of

2025. For the

US, the outlook

has improved slightly,
but the

scenario still assumes

a slowdown

in the

second half of

2025, reflecting a

cooling labor

market and the
impact

of

tariffs

on

domestic

demand.

Expectations for

long-term

interest

rates

in

the

US

and

Switzerland

are
slightly lower than in the previous quarter.
At the beginning of the first quarter of

2025, UBS replaced the stagflationary geopolitical

crisis scenario applied at
the end of 2024 with the

global crisis scenario, as the severe downside scenario. It targets risks such as sovereign
defaults, low

interest rates,

a crisis

in the

Eurozone and

significant emerging-market

stress. The

moderate stagflation
crisis scenario

replaced the

mild debt

crisis scenario

as the

mild downside

scenario. In

the moderate

stagflation crisis
scenario, interest rates

are assumed to

rise rather than

decline, as in

the previously

applied mild debt

crisis scenario.
However, the declines in gross domestic product

and equities are similar.
UBS kept

the scenarios

and scenario

weights in

line with

those applied

in the

UBS Group

second quarter

2025
report. All of

the scenarios, including the

asset price appreciation and

the baseline scenarios, have

been updated
based on the latest macroeconomic forecasts as of 30 September 2025. The assumptions on a calendar-year basis are included in the table below.
Comparison of shock factors
Baseline
Key parameters 2024 2025 2026
Real GDP growth (annual percentage change)
US

2.8

1.9

1.7
Eurozone

0.8

1.1

0.9
Switzerland

1.4

0.9

1.3
Unemployment rate (%, annual average)
US

4.0

4.3

4.7
Eurozone

6.4

6.4

6.6
Switzerland

2.4

2.9

3.2
Fixed income: 10-year government bonds (%, Q4)
USD

4.6

4.2

4.3
EUR

2.4

2.7

2.9
CHF

0.3

0.2

0.4
Real estate (annual percentage change, Q4)
US

3.8

0.5

1.7
Eurozone

4.2

3.8

3.9
Switzerland

0.9

3.0

2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.9.25 30.6.25 30.9.24
Asset price appreciation

5.0

5.0
–
Baseline

50.0

50.0

60.0
Mild debt crisis

– –

15.0
Stagflationary geopolitical crisis – –

25.0
Moderate stagflation crisis

30.0

30.0
–
Global crisis

15.0

15.0
–

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

68
Note 8

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 30.9.25
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

218,738

218,507

19

0

212

(77)

0

(28)

0

(49)
Amounts due from banks

19,230

19,112

117

0

0

(10)

(5)

(5)

0

0
Receivables from securities financing transactions measured at amortized cost

95,343

95,343

0

0

0

(2)

(2)

0

0

0
Cash collateral receivables on derivative instruments

43,538

43,538

0

0

0

0

0

0

0

0
Loans and advances to customers

646,651

620,660

21,468

3,834

690

(2,402)

(344)

(283)

(1,450)

(324)
of which: Private clients with mortgages

286,209

276,165

8,788

1,213

43

(120)

(39)

(24)

(51)

(6)
of which: Real estate financing

92,280

88,299

3,707

265

8

(73)

(24)

(35)

(14)

0
of which: Large corporate clients

27,219

23,633

2,828

561

197

(725)

(108)

(98)

(362)

(157)
of which: SME clients

23,889

20,638

2,072

1,023

156

(1,000)

(81)

(82)

(799)

(37)
of which: Lombard

162,687

162,404

185

44

53

(56)

(9)

0

(19)

(28)
of which: Credit cards

2,326

1,784

497

45

0

(47)

(7)

(12)

(29)

0
of which: Commodity trade finance

3,935

3,182

716

22

15

(98)

(9)

(1)

(84)

(5)
of which: Ship / aircraft financing

8,462

7,111

1,232

118

0

(19)

(14)

(5)

0

0
of which: Consumer financing

2,962

2,681

133

85

63

(116)

(19)

(23)

(79)

5
Other financial assets measured at amortized cost

72,703

71,917

598

181

7

(121)

(27)

(9)

(85)

0
of which: Loans to financial advisors

2,712

2,509

105

99

0

(34)

(4)

(1)

(29)

0
Total financial assets measured at amortized cost

1,096,203

1,069,077

22,203

4,015

909

(2,612)

(379)

(324)

(1,535)

(373)
Financial assets measured at fair value through other comprehensive income

9,801

9,801

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,106,004

1,078,878

22,203

4,015

909

(2,612)

(379)

(324)

(1,535)

(373)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

44,990

43,195

1,583

175

37

(72)

(16)

(22)

(34)

0
of which: Large corporate clients

7,486

6,366

1,031

66

23

(21)

(7)

(6)

(8)

0
of which: SME clients

3,062

2,730

251

75

7

(38)

(5)

(15)

(18)

0
of which: Financial intermediaries and hedge funds

27,000

26,832

167

0

0

(1)

(1)

0

0

0
of which: Lombard

3,891

3,857

1

32

0

(6)

0

0

(5)

0
of which: Commodity trade finance

2,126

2,027

99

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

79,592

74,709

4,593

245

45

(250)

(124)

(93)

(33)

0
of which: Large corporate clients

48,848

44,679

3,984

140

45

(206)

(95)

(82)

(30)

0
Forward starting reverse repurchase and securities borrowing agreements

18,463

18,463

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

136,304

132,630

3,451

224

0

(68)

(52)

(16)

0

0
of which: Real estate financing

8,164

7,866

297

1

0

(3)

(5)

2

0

0
of which: Large corporate clients

13,349

11,922

1,419

8

0

(18)

(9)

(7)

(2)

0
of which: SME clients

12,208

11,350

691

166

0

(31)

(23)

(8)

0

0
of which: Lombard

68,793

68,710

70

12

0

0

0

0

0

0
of which: Credit cards

11,758

11,214

541

3

0

(10)

(8)

(2)

0

0
Irrevocable committed prolongation of existing loans

6,143

6,135

5

3

0

(4)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

285,492

275,131

9,632

647

82

(393)

(195)

(132)

(67)

0
Total allowances and provisions

(3,005)

(574)

(456)

(1,602)

(373)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

69
Note 8

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 30.6.25
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

236,193

236,007

20

0

167

(72)

0

(29)

0

(43)
Amounts due from banks

21,527

21,425

102

0

0

(10)

(5)

(5)

0

0
Receivables from securities financing transactions measured at amortized cost

110,161

110,161

0

0

0

(3)

(3)

0

0

0
Cash collateral receivables on derivative instruments

45,478

45,478

0

0

0

0

0

0

0

0
Loans and advances to customers

646,048

616,026

25,488

3,861

673

(2,343)

(343)

(311)

(1,395)

(293)
of which: Private clients with mortgages

285,106

272,055

11,620

1,391

41

(142)

(43)

(49)

(38)

(12)
of which: Real estate financing

92,450

86,557

5,572

313

8

(69)

(25)

(36)

(8)

0
of which: Large corporate clients

26,647

22,894

3,098

418

237

(647)

(116)

(97)

(298)

(136)
of which: SME clients

24,689

20,887

2,496

1,210

95

(1,018)

(74)

(85)

(823)

(35)
of which: Lombard

161,022

160,775

147

47

53

(64)

(11)

0

(27)

(26)
of which: Credit cards

2,315

1,791

479

45

0

(48)

(7)

(12)

(29)

0
of which: Commodity trade finance

4,273

4,236

25

12

0

(91)

(8)

0

(82)

0
of which: Ship / aircraft financing

8,708

7,903

727

78

0

(20)

(15)

(5)

0

0
of which: Consumer financing

2,973

2,684

131

89

69

(110)

(19)

(23)

(74)

5
Other financial assets measured at amortized cost

72,211

71,415

620

171

5

(131)

(25)

(11)

(94)

(1)
of which: Loans to financial advisors

2,682

2,495

97

90

0

(39)

(3)

(1)

(35)

0
Total financial assets measured at amortized cost

1,131,618

1,100,512

26,229

4,032

844

(2,559)

(378)

(356)

(1,489)

(337)
Financial assets measured at fair value through other comprehensive income

6,872

6,872

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,138,490

1,107,384

26,229

4,032

844

(2,559)

(378)

(356)

(1,489)

(337)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

44,446

43,444

819

144

40

(96)

(14)

(21)

(61)

0
of which: Large corporate clients

7,728

7,154

480

67

26

(54)

(6)

(5)

(42)

0
of which: SME clients

3,280

3,007

219

48

7

(31)

(5)

(15)

(11)

0
of which: Financial intermediaries and hedge funds

26,604

26,516

87

0

0

(1)

(1)

0

0

0
of which: Lombard

3,958

3,933

1

24

0

(6)

0

0

(5)

0
of which: Commodity trade finance

1,874

1,873

1

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

82,046

77,132

4,688

199

27

(247)

(139)

(83)

(24)

(2)
of which: Large corporate clients

49,093

44,806

4,094

166

27

(195)

(101)

(74)

(18)

(1)
Forward starting reverse repurchase and securities borrowing agreements

20,143

20,143

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

150,771

147,962

2,582

227

0

(62)

(47)

(15)

0

0
of which: Real estate financing

8,237

7,929

309

0

0

(3)

(4)

1

0

0
of which: Large corporate clients

14,601

13,752

817

32

0

(15)

(8)

(5)

(2)

0
of which: SME clients

12,030

11,420

454

156

0

(26)

(20)

(6)

0

0
of which: Lombard

75,099

75,013

74

12

0

0

0

0

0

0
of which: Credit cards

11,566

11,045

518

3

0

(9)

(7)

(2)

0

0
Irrevocable committed prolongation of existing loans

5,201

5,182

19

0

0

(2)

(2)

0

0

0
Total off-balance sheet financial instruments and other credit lines

302,608

293,863

8,108

570

67

(406)

(201)

(118)

(85)

(2)
Total allowances and provisions

(2,966)

(579)

(474)

(1,574)

(338)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

70
Note 8

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.24
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

223,329

223,201

13

0

114

(47)

0

(21)

0

(25)
Amounts due from banks

18,903

18,704

198

0

0

(36)

(1)

(5)

0

(30)
Receivables from securities financing transactions measured at amortized cost

118,301

118,301

0

0

0

(2)

(2)

0

0

0
Cash collateral receivables on derivative instruments

43,959

43,959

0

0

0

0

0

0

0

0
Loans and advances to customers

579,967

553,532

22,049

3,565

820

(1,978)

(276)

(323)

(1,134)

(244)
of which: Private clients with mortgages

249,756

239,540

8,987

1,146

84

(160)

(46)

(70)

(30)

(14)
of which: Real estate financing

82,602

78,410

3,976

195

20

(58)

(24)

(27)

(7)

0
of which: Large corporate clients

25,286

20,816

3,462

707

301

(573)

(72)

(123)

(277)

(100)
of which: SME clients

20,768

17,403

2,265

952

148

(742)

(55)

(47)

(613)

(26)
of which: Lombard

147,504

147,136

260

48

61

(42)

(6)

0

(18)

(18)
of which: Credit cards

1,978

1,533

406

39

0

(41)

(6)

(11)

(25)

0
of which: Commodity trade finance

4,203

4,089

106

8

0

(81)

(9)

0

(71)

0
of which: Ship / aircraft financing

7,848

6,974

874

0

0

(31)

(14)

(16)

0

0
of which: Consumer financing

2,820

2,480

114

159

67

(93)

(15)

(19)

(62)

4
Other financial assets measured at amortized cost

58,835

58,209

436

178

12

(125)

(25)

(7)

(84)

(8)
of which: Loans to financial advisors

2,723

2,568

59

95

0

(41)

(4)

(1)

(37)

0
Total financial assets measured at amortized cost

1,043,293

1,015,906

22,697

3,743

946

(2,187)

(304)

(357)

(1,218)

(307)
Financial assets measured at fair value through other comprehensive income

2,195

2,195

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,045,488

1,018,102

22,697

3,743

946

(2,187)

(304)

(357)

(1,218)

(307)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

40,279

38,858

1,242

151

27

(64)

(16)

(24)

(24)

0
of which: Large corporate clients

7,817

7,096

635

78

8

(17)

(7)

(9)

(2)

0
of which: SME clients

2,524

2,074

393

41

15

(26)

(5)

(15)

(7)

0
of which: Financial intermediaries and hedge funds

21,590

21,449

141

0

0

(1)

(1)

0

0

0
of which: Lombard

3,709

3,652

24

29

4

(6)

(1)

0

(5)

0
of which: Commodity trade finance

2,678

2,676

2

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

79,579

75,158

4,178

187

56

(177)

(105)

(61)

(10)

(2)
of which: Large corporate clients

47,381

43,820

3,393

125

43

(155)

(91)

(54)

(8)

(2)
Forward starting reverse repurchase and securities borrowing agreements

24,896

24,896

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

145,665

143,262

2,149

250

5

(76)

(59)

(17)

0

0
of which: Real estate financing

7,674

7,329

345

0

0

(6)

(4)

(2)

0

0
of which: Large corporate clients

14,690

14,089

584

14

3

(22)

(14)

(7)

(2)

0
of which: SME clients

9,812

9,289

333

190

0

(34)

(28)

(6)

0

0
of which: Lombard

73,267

73,181

84

0

1

0

0

0

0

0
of which: Credit cards

10,074

9,604

467

3

0

(8)

(6)

(2)

0

0
Irrevocable committed prolongation of existing loans

4,608

4,602

4

2

0

(3)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

295,027

286,776

7,572

590

89

(320)

(183)

(102)

(34)

(2)
Total allowances and provisions

(2,507)

(487)

(459)

(1,253)

(309)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

71
Note 8

Expected credit loss measurement (continued)
The table

below provides information

about the

gross carrying amount

of exposures subject

to ECL

and the

ECL
coverage ratio for UBS’s core

loan portfolios (i.e.
Loans and advances to customers

and

Loans to financial advisors
)
and

relevant

off-balance

sheet

exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables from

securities

financing transactions
,
Cash collateral

receivables

on derivative

instruments

and
Financial
assets measured

at fair value

through other

comprehensive income

are not

included in the

table below,

due to

their
lower sensitivity to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The overall

coverage ratio for

performing positions was

unchanged at 11 basis

points as of

30 September 2025.
Compared

with

30 June

2025,

the

coverage

ratios

for

performing

positions

related

to

real

estate

lending

(on-
balance sheet) decreased

by 1 basis point to

3 basis points, and the

coverage ratio for performing

positions related
to corporate lending (on-balance sheet) was

unchanged at 75 basis points.

Coverage ratios for core loan portfolio
30.9.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages

286,329

276,204

8,812

1,264

49

4

1

27

2

403

1,233
Real estate financing

92,353

88,323

3,742

279

9

8

3

93

6

496

447
Total real estate lending

378,682

364,527

12,554

1,543

58

5

2

47

3

420

1,115
Large corporate clients

27,944

23,741

2,926

922

354

259

46

335

77

3,921

4,431
SME clients

24,889

20,720

2,154

1,823

193

402

39

380

71

4,385

1,935
Total corporate lending

52,833

44,461

5,080

2,745

547

326

43

354

75

4,230

3,550
Lombard

162,742

162,413

185

63

81

3

1

0

1

2,956

3,459
Credit cards

2,373

1,791

509

74

0

199

38

234

81

3,881

0
Commodity trade finance

4,033

3,191

716

106

20

243

27

7

23

7,899

2,603
Ship / aircraft financing

8,481

7,126

1,237

118

0

23

20

40

23

0

0
Consumer financing

3,078

2,700

157

164

57

376

70

1,482

147

4,802

0
Other loans and advances to customers

36,829

34,795

1,312

471

250

40

10

30

10

313

3,813
Loans to financial advisors

2,747

2,512

106

128

0

124

14

120

19

2,280

0
Total other lending

220,284

214,528

4,223

1,125

408

24

4

108

6

2,258

3,018
Total
1

651,799

623,516

21,857

5,413

1,014

37

6

130

10

2,734

3,196
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages

11,414

11,183

229

2

0

3

3

24

3

0

0
Real estate financing

9,935

9,602

315

18

0

6

9

0

6

53

0
Total real estate lending

21,349

20,785

544

21

0

4

6

0

4

47

0
Large corporate clients

69,733

63,017

6,433

214

68

35

18

146

30

1,864

0
SME clients

17,056

15,701

1,022

327

7

51

24

291

40

628

3
Total corporate lending

86,789

78,718

7,455

541

75

38

19

166

32

1,118

0
Lombard

76,371

76,256

72

44

0

1

1

0

1

1,217

0
Credit cards

11,758

11,214

541

3

0

8

7

36

8

0

0
Commodity trade finance

2,195

2,093

101

0

0

6

5

21

6

0

0
Ship / aircraft financing

2,024

2,001

23

0

0

0

0

0

0

0

0
Consumer financing

258

258

0

0

0

3

3

0

3

0

0
Financial intermediaries and hedge funds

27,026

26,454

572

0

0

2

1

8

2

0

0
Other off-balance sheet commitments

39,259

38,891

325

37

7

7

5

235

7

265

0
Total other lending

158,891

157,166

1,634

85

7

3

2

63

3

747

0
Total
2

267,029

256,668

9,632

647

82

15

8

137

12

1,035

0
Total on- and off-balance sheet
3

918,828

880,184

31,489

6,059

1,096

31

6

132

11

2,552

2,955
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

72
Note 8

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
30.6.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages

285,249

272,098

11,669

1,429

53

5

2

42

3

266

2,234
Real estate financing

92,519

86,582

5,608

320

9

7

3

64

7

235

376
Total real estate lending

377,768

358,680

17,277

1,749

61

6

2

49

4

260

1,970
Large corporate clients

27,294

23,011

3,194

716

373

237

51

302

81

4,164

3,651
SME clients

25,706

20,961

2,581

2,033

131

396

35

331

68

4,048

2,710
Total corporate lending

53,001

43,972

5,776

2,749

504

314

43

315

75

4,078

3,406
Lombard

161,086

160,787

147

73

78

4

1

0

1

3,643

3,294
Credit cards

2,363

1,798

491

74

0

201

36

250

82

3,898

0
Commodity trade finance

4,364

4,244

25

94

0

208

19

0

19

8,714

0
Ship / aircraft financing

8,728

7,917

732

78

0

23

18

70

23

0

0
Consumer financing

3,083

2,703

154

163

64

356

71

1,466

146

4,531

15
Other loans and advances to customers

37,999

36,269

1,197

275

259

35

7

32

8

625

3,425
Loans to financial advisors

2,721

2,498

99

125

0

145

13

140

18

2,777

0
Total other lending

220,344

216,216

2,845

882

401

23

4

159

6

2,984

2,727
Total
1

651,112

618,868

25,898

5,381

966

37

6

121

10

2,658

3,034
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages

11,178

10,950

222

6

0

4

3

25

4

0

0
Real estate financing

9,734

9,401

333

0

0

8

9

0

8

0

0
Total real estate lending

20,912

20,351

555

6

0

6

6

0

6

0

0
Large corporate clients

71,511

65,801

5,392

265

53

37

17

156

28

2,359

271
SME clients

17,371

16,346

780

237

7

46

22

358

37

718

425
Total corporate lending

88,882

82,148

6,172

503

60

39

18

182

30

1,584

289
Lombard

82,536

82,424

75

36

0

1

1

0

1

1,508

0
Credit cards

11,566

11,045

518

3

0

8

6

36

8

0

0
Commodity trade finance

2,230

2,223

6

0

0

3

3

46

3

0

0
Ship / aircraft financing

2,430

2,390

41

0

0

0

0

0

0

0

0
Consumer financing

327

327

0

0

0

2

2

0

2

0

0
Financial intermediaries and hedge funds

28,287

27,748

539

0

0

2

2

7

2

0

0
Other off-balance sheet commitments

45,295

45,064

203

22

7

6

5

207

6

46

0
Total other lending

172,671

171,221

1,381

61

7

3

2

47

3

903

0
Total
2

282,465

273,720

8,108

570

67

14

7

146

11

1,494

229
Total on- and off-balance sheet
3

933,577

892,588

34,006

5,950

1,033

30

6

127

11

2,546

2,852
1 Includes Loans and advances to customers

and Loans to financial advisors,

which are presented on the balance

sheet line Other financial assets

measured at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

73
Note 8

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages

249,916

239,586

9,056

1,176

98

6

2

77

5

257

1,447
Real estate financing

82,660

78,434

4,003

202

20

7

3

67

6

353

2
Total real estate lending

332,576

318,020

13,059

1,378

118

7

2

74

5

271

1,203
Large corporate clients

25,859

20,888

3,585

983

402

222

35

344

80

2,814

2,500
SME clients

21,510

17,459

2,312

1,565

174

345

32

205

52

3,918

1,474
Total corporate lending

47,369

38,347

5,897

2,549

576

278

33

290

67

3,492

2,190
Lombard

147,547

147,141

260

66

79

3

0

8

0

2,719

2,317
Credit cards

2,019

1,539

416

64

0

205

39

256

85

3,857

0
Commodity trade finance

4,284

4,098

106

79

0

189

22

40

23

8,984

4,226
Ship / aircraft financing

7,879

6,988

891

0

0

39

20

184

39

0

0
Consumer financing

2,912

2,495

133

221

63

318

62

1,449

132

2,786

0
Other loans and advances to customers

37,359

35,179

1,610

342

228

42

8

57

10

917

3,909
Loans to financial advisors

2,764

2,571

60

132

0

149

14

159

17

2,785

0
Total other lending

204,764

200,012

3,477

905

370

24

4

164

7

2,691

2,804
Total
1

584,708

556,380

22,433

4,831

1,064

35

5

145

10

2,424

2,294
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages

8,473

8,271

176

25

1

4

4

22

4

84

0
Real estate financing

8,694

8,300

394

0

0

7

6

33

7

0

0
Total real estate lending

17,167

16,571

570

25

1

6

5

30

6

84

0
Large corporate clients

69,892

65,009

4,612

217

54

28

17

150

26

588

290
SME clients

13,944

12,788

842

287

27

53

30

324

48

281

0
Total corporate lending

83,837

77,797

5,454

504

81

32

19

177

30

413

186
Lombard

80,390

80,235

120

30

4

1

0

1

0

1,764

0
Credit cards

10,074

9,604

467

3

0

8

6

36

8

0

0
Commodity trade finance

3,487

3,464

23

0

0

3

3

51

3

0

0
Ship / aircraft financing

2,669

2,663

6

0

0

13

13

49

13

0

0
Consumer financing

134

134

0

0

0

6

6

0

6

0

0
Financial intermediaries and hedge funds

19,609

19,145

464

0

0

1

1

8

1

0

0
Other off-balance sheet commitments

52,765

52,268

468

27

2

4

2

28

2

2,903

0
Total other lending

169,127

167,512

1,549

61

6

2

1

23

2

2,171

0
Total
2

270,131

261,880

7,572

590

89

12

7

135

11

580

171
Total on- and off-balance sheet
3

854,839

818,260

30,006

5,421

1,153

27

6

142

10

2,223

2,131
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

74
Note 9

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first nine months

of 2025,

assets and liabilities

that were transferred

from Level 2

to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market prices or valuation techniques
1
30.9.25 30.6.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
143,508 31,483 3,500 178,492 134,753 30,988 3,454 169,195 128,393 27,564 3,108 159,065
of which: Equity instruments

126,412

910

157

127,479

117,030

370

155

117,556

116,501

430

91

117,022
of which: Government bills / bonds

8,178

4,401

112

12,692

8,997

3,715

139

12,851

4,443

3,261

41

7,746
of which: Investment fund units

8,499

1,278

147

9,923

7,554

874

96

8,525

6,537

987

151

7,675
of which: Corporate and municipal bonds

420

23,034

885

24,339

1,167

22,710

757

24,634

911

17,462

838

19,211
of which: Loans

0

1,658

2,070

3,728

0

3,145

2,172

5,317

0

5,200

1,799

6,998
of which: Asset-backed securities

0

202

128

330

4

168

134

306

1

219

153

373
Derivative financial instruments
1,521 149,623 2,968 154,113 1,315 165,530 3,151 169,996 795 181,965 2,792 185,551
of which: Foreign exchange

376

47,455

357

48,188

815

77,598

81

78,494

472

100,328

66

100,867
of which: Interest rate

0

34,862

1,055

35,917

0

37,105

884

37,988

0

40,553

878

41,431
of which: Equity / index

0

55,581

1,203

56,783

0

44,112

1,255

45,367

0

35,747

1,129

36,876
of which: Credit

0

3,549

348

3,897

0

2,310

928

3,238

0

2,555

581

3,136
of which: Commodities

3

8,053

4

8,060

2

4,267

2

4,272

1

2,599

17

2,617
Brokerage receivables

0

30,633

0

30,633

0

29,068

0

29,068

0

25,858

0

25,858
Financial assets at fair value not held for trading

43,739

51,964

10,125

105,827

44,849

53,642

9,263

107,755

35,911

50,813

8,748

95,472
of which: Financial assets for unit-linked
investment contracts

20,003

4

1

20,008

19,424

112

1

19,537

17,101

6

0

17,106
of which: Corporate and municipal bonds

30

18,052

95

18,178

31

19,182

91

19,303

31

14,695

133

14,859
of which: Government bills / bonds

23,152

6,761

0

29,913

24,842

6,093

0

30,935

18,264

6,204

0

24,469
of which: Loans

0

5,804

4,524

10,327

0

5,626

3,734

9,360

0

4,427

3,192

7,619
of which: Securities financing transactions

0

19,749

755

20,504

0

21,208

703

21,911

0

24,026

611

24,638
of which: Asset-backed securities

0

1,080

548

1,628

0

864

534

1,399

0

972

597

1,569
of which: Auction rate securities

0

0

191

191

0

0

191

191

0

0

191

191
of which: Investment fund units

457

352

629

1,438

433

386

626

1,445

423

401

681

1,505
of which: Equity instruments

96

2

3,114

3,212

119

0

3,066

3,186

93

0

2,917

3,010
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income

7,662

2,139

0

9,801

4,716

2,156

0

6,872

59

2,137

0

2,195
of which: Government bills / bonds

7,587

0

0

7,587

4,644

0

0

4,644

0

0

0

0
of which: Commercial paper and certificates
of deposit

0

1,960

0

1,960

0

1,926

0

1,926

0

1,959

0

1,959
of which: Corporate and municipal bonds

76

179

0

255

71

231

0

302

59

178

0

237
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities

10,928

0

0

10,928

9,465

0

0

9,465

7,341

0

0

7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

63

63

0

0

76

76

0

0

84

84
Total assets measured at fair value
207,358 265,842 16,656 489,856 195,098 281,384 15,944 492,426 172,499 288,337 14,732 475,568

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

75
Note 9

Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
30.9.25 30.6.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading

39,359

14,209

228

53,796

38,223

14,057

50

52,330

24,577

10,429

240

35,247
of which: Equity instruments

31,397

241

46

31,684

30,064

215

26

30,305

18,528

257

29

18,814
of which: Corporate and municipal bonds

3

12,099

173

12,275

0

11,953

21

11,974

5

8,771

206

8,982
of which: Government bills / bonds

6,058

1,644

0

7,702

5,614

1,629

0

7,243

4,336

1,174

0

5,510
of which: Investment fund units

1,900

151

8

2,059

2,545

169

1

2,715

1,708

162

3

1,873
Derivative financial instruments 1,579 157,472 4,457 163,508 1,294 178,372 4,148 183,814 829 175,747 4,060 180,636
of which: Foreign exchange

391

50,679

42

51,112

736

87,968

56

88,759

506

94,035

46

94,587
of which: Interest rate

0

31,209

200

31,408

0

33,261

307

33,568

0

36,313

324

36,636
of which: Equity / index

0

64,897

3,873

68,770

0

50,340

3,469

53,810

0

39,597

3,142

42,739
of which: Credit

0

4,014

297

4,311

0

3,192

241

3,433

0

3,280

414

3,694
of which: Commodities

1

6,540

13

6,554

1

3,498

11

3,510

1

2,200

15

2,216
of which: Loan commitments measured at
FVTPL

0

9

31

40

0

12

30

42

0

75

62

137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value

0

62,067

0

62,067

0

57,951

0

57,951

0

49,023

0

49,023
Debt issued designated at fair value

0

99,785

12,351

112,137

0

100,668

12,854

113,522

0

94,573

13,336

107,909
Other financial liabilities designated at fair value

0

27,940

2,566

30,506

0

27,110

2,300

29,410

0

25,931

2,768

28,699
of which: Financial liabilities related to unit-
linked investment contracts

0

20,143

0

20,143

0

19,669

0

19,669

0

17,203

0

17,203
of which: Securities financing transactions

0

5,330

119

5,448

0

4,580

118

4,699

0

5,798

0

5,798
of which: Over-the-counter debt instruments
and others

0

2,468

2,447

4,915

0

2,861

2,182

5,043

0

2,930

2,768

5,698
Total liabilities measured at fair value 40,937 361,473 19,602 422,013 39,517 378,158 19,351 437,027 25,406 355,703 20,405 401,514
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Reserve balance at the beginning of the period

417

391

388

421

404
Profit / (loss) deferred on new transactions

94

68

85

227

187
(Profit) / loss recognized in the income statement

(72)

(41)

(54)

(207)

(170)
Foreign currency translation

(1)

(1)

(1)

(3)

(2)
Reserve balance at the end of the period

438

417

418

438

418
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.
Other valuation adjustment reserves on the balance sheet
As of
USD m 30.9.25 30.6.25 31.12.24
Own credit adjustments on financial liabilities designated at fair value
1

(1,592)

(1,040)

(1,165)
of which: debt issued designated at fair value

(1,617)

(1,080)

(1,188)
of which: other financial liabilities designated at fair value

25

40

23
Credit valuation adjustments
2

(31)

(40)

(125)
Funding and debit valuation adjustments

(78)

(87)

(96)
Other valuation adjustments

(810)

(966)

(1,207)
of which: liquidity

(549)

(586)

(746)
of which: model uncertainty

(261)

(380)

(460)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

76
Note 9

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 September 2025 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS Group

Annual Report 2024.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.9.25 31.12.24
USD bn 30.9.25 31.12.24 30.9.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.0

1.0

0.2

0.2
Relative value to
market comparable Bond price equivalent

12

103

84

23

114

98
points
Loans at fair value (held for
trading and not held for
trading) and guarantees
3

6.7

5.2

0.0

0.0
Relative value to
market comparable Loan price equivalent

8

100

94

1

173

84
points
Discounted expected
cash flows Credit spread

17

255

93

16

545

195
basis
points
Market comparable
and securitization
model Credit spread

85

1,963

261

75

1,899

208
basis
points
Asset-backed securities

0.7

0.7

0.0

0.0
Relative value to
market comparable Bond price equivalent

7

105

80

0

112

79
points
Investment fund units
4

0.8

0.8

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
4

3.3

3.0

0.0

0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
3

12.4

13.3
Other financial liabilities
designated at fair value
3

2.6

2.8
Discounted expected
cash flows Funding spread

95

166

95

201
basis
points
Derivative financial instruments
Interest rate

1.1

0.9

0.2

0.3
Option model Volatility of interest rates

65

86

50

156
basis
points
Credit

0.3

0.6

0.3

0.4
Discounted expected
cash flows
Credit spreads

4

1,760

2

1,789
basis
points
Credit correlation

50

58

50

66
%
Recovery rates

4

100

0

100
%
Option model Credit volatility

60

60

59

127
%
Recovery rates

0

40
%
Equity / index

1.2

1.1

3.9

3.1
Option model Equity dividend yields

0

9

0

16
%
Volatility of equity stocks,
equity and other indices

1

130

4

126
%
Equity-to-FX correlation

(65)

70

(65)

80
%
Equity-to-equity correlation

0

100

0

100
%
Loan commitments
measured at FVTPL

0.0

0.1
Relative value to
market comparable
Loan price equivalent

79

100

60

101
points
1 The ranges of significant unobservable inputs are represented in points,

percentages and basis points. Points are a percentage

of par (e.g. 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments

and were calculated by weighting inputs

based on the fair values of

the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities
designated at fair value and Derivative financial

instruments, as this would not

be meaningful.

3 Debt issued designated at fair value primarily consists of

UBS structured notes, which include variable

maturity notes
with various equity

and foreign exchange

underlying risks,

as well as

rates-linked and

credit-linked notes,

all of which

have embedded derivative

parameters that

are considered to

be unobservable.

The derivative
instrument parameters

for debt issued

designated at

fair value,

embedded derivatives

for over-the-counter

debt instruments reported

under Other financial

liabilities designated at

fair value

and funded derivatives
reported under Loans at fair value (held for

trading and not held for trading) are

presented in the corresponding derivative financial instruments lines in this table.

4 The range of inputs is not

disclosed, as there is a
dispersion of values given the diverse nature of the investments.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

77
Note 9

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
30.9.25 30.6.25 31.12.24
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Loans at fair value (held for trading and not held for trading) and guarantees
2

87

(84)

141

(112)

185

(143)
Securities financing transactions

21

(11)

25

(14)

30

(24)
Auction rate securities

8

(6)

8

(4)

8

(6)
Asset-backed securities

18

(17)

19

(17)

32

(28)
Equity instruments

411

(399)

387

(370)

333

(308)
Investment fund units

180

(182)

178

(180)

179

(181)
Loan commitments measured at FVTPL

12

(94)

13

(41)

38

(42)
Interest rate derivatives, net

45

(17)

68

(58)

115

(70)
Credit derivatives, net

55

(86)

78

(108)

112

(117)
Foreign exchange derivatives, net

8

(9)

6

(5)

3

(2)
Equity / index derivatives, net

658

(581)

690

(577)

732

(617)
Other

219

(110)

216

(115)

289

(161)
Total

1,722

(1,595)

1,830

(1,601)

2,056

(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

2 Sensitivity of funded derivatives is reported under equivalent derivatives.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2025.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

78
Note 9

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the nine months ended 30 September 2025
2
Financial assets at fair value held for
trading

3.1

(0.1)

(0.2)

0.6

(1.3)

1.1

(0.4)

0.5

(0.1)

0.1

3.5
of which: Equity instruments

0.1

(0.0)

(0.0)

0.0

(0.0)
0.0

(0.0)

0.1

(0.0)

0.0

0.2
of which: Corporate and municipal
bonds

0.8

(0.1)

(0.1)

0.5

(0.4)
0.0

(0.0)

0.1

(0.1)

0.0

0.9
of which: Loans

1.8

0.1

(0.0)

0.0

(0.7)

1.1

(0.4)

0.1

(0.0)

0.0

2.1
Derivative financial instruments –
assets

2.8

(0.0)

(0.0)
0.0

(0.0)

1.1

(1.0)

0.4

(0.3)

0.0

3.0
of which: Interest rate

0.9

0.2

0.1
0.0

0.0

0.0

(0.3)

0.3

(0.1)

(0.0)

1.1
of which: Equity / index

1.1

(0.2)

(0.1)
0.0 0.0

0.7

(0.3)

0.1

(0.2)

0.0

1.2
of which: Credit

0.6

(0.1)

(0.0)
0.0

(0.0)

0.1

(0.3)

0.1

(0.0)

0.0

0.3
Financial assets at fair value not held
for trading

8.7

0.9

0.8

0.2

(0.5)

1.5

(0.8)

0.2

(0.3)

0.2

10.1
of which: Loans

3.2

0.9

0.9

0.0

(0.0)

1.2

(0.7)

0.0

(0.2)

0.1

4.5
of which: Auction rate securities

0.2

0.0

0.0
0.0 0.0 0.0 0.0 0.0 0.0 0.0

0.2
of which: Equity instruments

2.9

0.1

(0.0)

0.2

(0.2)

0.0

0.0

0.0

(0.0)

0.1

3.1
of which: Investment fund units

0.7

0.0

0.0

0.0

(0.1)

0.0

(0.0)

0.0
0.0

0.0

0.6
of which: Asset-backed securities

0.6

(0.0)

(0.0)

0.0

(0.1)
0.0 0.0

0.1

(0.0)

0.0

0.5
Derivative financial instruments –
liabilities

4.1

0.4

0.5
0.0

(0.0)

1.7

(1.1)

0.0

(0.7)

0.1

4.5
of which: Interest rate

0.3

0.1

0.0
0.0

(0.0)

0.1

(0.2)

(0.0)

(0.0)

0.0

0.2
of which: Equity / index

3.1

0.4

0.5
0.0 0.0

1.5

(0.7)

0.0

(0.6)

0.0

3.9
of which: Credit

0.4

(0.1)

(0.1)
0.0 0.0

0.1

(0.1)

0.0

(0.0)

0.0

0.3
of which: Loan commitments
measured at FVTPL

0.1

0.0

0.0
0.0

(0.0)

0.0

(0.0)

0.0

(0.0)
0.0

0.0
Debt issued designated at fair value

13.3

1.0

1.0
0.0 0.0

3.5

(2.9)

0.6

(3.6)

0.4

12.4
Other financial liabilities designated at
fair value

2.8

0.0

0.0
0.0

(0.0)

0.6

(0.9)

0.0

0.0

0.0

2.6
For the nine months ended 30 September 2024
Financial assets at fair value held for
trading

22.6

0.4

(0.3)

1.0

(13.6)

1.3

(7.1)

1.4

(0.9)

(0.0)

5.1
of which: Equity instruments

0.3

(0.0)

(0.0)

0.0

(0.1)

0.0

(0.0)

0.1

(0.1)

(0.0)

0.2
of which: Corporate and municipal
bonds

1.3

(0.2)

(0.1)

0.4

(0.7)
0.0

(0.0)

0.0

(0.1)

0.0

0.9
of which: Loans

19.6

0.7

(0.2)

0.4

(11.6)

1.3

(7.1)

1.2

(0.7)

(0.0)

3.7
Derivative financial instruments –
assets

2.6

(0.0)

(0.1)

0.0

(0.2)

0.9

(1.0)

0.7

(0.4)

(0.0)

2.6
of which: Interest rate

0.4

0.1

0.1
0.0

(0.2)

0.3

(0.2)

0.2

0.0

(0.0)

0.6
of which: Equity / index

1.3

(0.1)

(0.1)

0.0

(0.0)

0.4

(0.4)

0.1

(0.3)

(0.0)

1.0
of which: Credit

0.5

(0.1)

(0.0)
0.0

(0.0)

0.1

(0.2)

0.3

(0.0)

(0.0)

0.6
Financial assets at fair value not held
for trading

8.4

0.1

(0.1)

0.4

(0.6)

1.5

(2.2)

0.8

(0.2)

(0.1)

8.1
of which: Loans

2.3

0.1

0.1

0.2

0.0

0.9

(0.7)
0.0

(0.1)

(0.1)

2.5
of which: Auction rate securities

1.2

0.0

(0.0)
0.0 0.0 0.0

(1.1)
0.0 0.0 0.0

0.2
of which: Equity instruments

3.1

(0.0)

(0.1)

0.1

(0.2)

0.0
0.0

0.1
0.0

(0.0)

3.0
of which: Investment fund units

0.7

0.0

0.0

0.1

(0.2)
0.0

(0.0)

0.0

(0.0)

(0.0)

0.6
of which: Asset-backed securities

0.2

0.0

(0.0)

0.0

(0.1)
0.0 0.0

0.5

(0.1)

(0.0)

0.6
Derivative financial instruments –
liabilities

5.6

(0.0)

0.8

0.0

(0.2)

1.8

(1.8)

0.5

(0.4)

(0.1)

5.4
of which: Interest rate

0.2

0.1

0.3

0.0

(0.0)

0.0

(0.1)

0.1

(0.0)

(0.0)

0.3
of which: Equity / index

3.3

0.8

0.9
0.0

(0.0)

1.6

(1.4)

0.4

(0.4)

(0.0)

4.3
of which: Credit

0.6

(0.1)

(0.1)
0.0

(0.0)

0.1

(0.1)

(0.0)

(0.0)

(0.0)

0.4
of which: Loan commitments
measured at FVTPL

1.0

(0.7)

(0.2)
0.0

(0.1)

0.0

(0.0)

0.0

(0.0)

(0.0)

0.2
Debt issued designated at fair value

15.3

0.2

0.5
0.0 0.0

3.3

(3.0)

1.2

(4.4)

0.0

12.5
Other financial liabilities designated at
fair value

2.6

(0.0)

0.0

0.0

(0.0)

0.8

(1.2)

0.4

(0.1)

(0.0)

2.5
1 Net gains / losses included in

comprehensive income are recognized in Net

interest income and Other net income

from financial instruments measured at

fair value through profit or loss

in the Income statement,
and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of

comprehensive income.

2 Total Level 3 assets as of 30 September 2025 were

USD 16.7bn
(31 December 2024: USD 14.7bn). Total Level 3 liabilities as of 30 September 2025 were USD 19.6bn (31 December 2024:

USD 20.4bn).

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

79
Note 9

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2024.
Financial instruments not measured at fair value
30.9.25 30.6.25 31.12.24
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks

218.7

218.7

236.2

236.2

223.3

223.3
Amounts due from banks

19.2

19.2

21.5

21.5

18.9

18.9
Receivables from securities financing transactions measured at amortized cost

95.3

95.3

110.2

110.2

118.3

118.3
Cash collateral receivables on derivative instruments

43.5

43.5

45.5

45.5

44.0

44.0
Loans and advances to customers

646.7

644.7

646.0

646.5

580.0

579.7
Other financial assets measured at amortized cost

72.7

71.7

72.2

71.0

58.8

57.0
Liabilities
Amounts due to banks

28.2

28.2

31.9

32.0

23.3

23.4
Payables from securities financing transactions measured at amortized cost

18.7

18.7

16.3

16.3

14.8

14.8
Cash collateral payables on derivative instruments

33.9

33.9

33.0

33.0

35.5

35.5
Customer deposits

783.1

783.7

800.0

800.8

745.8

746.6
Debt issued measured at amortized cost

220.4

226.1

224.7

229.7

214.2

220.6
Other financial liabilities measured at amortized cost
1

12.6

12.6

13.9

13.9

16.4

16.4
1 Excludes lease liabilities.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

80
Note 10

Derivative instruments
a) Derivative instruments
As of 30.9.25, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

35.9

31.4

3,305

19,689
Credit derivatives

3.9

4.3

158
Foreign exchange

48.2

51.1

8,406

428
Equity / index

56.8

68.8

2,004

107
Commodities

8.1

6.6

230

21
Other
3

1.3

1.4

182
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

154.1

163.5

14,285

20,246
Further netting potential not recognized on the balance

sheet
5

(136.5)

(145.9)
of which: netting of recognized financial liabilities / assets

(115.1)

(115.1)
of which: netting with collateral received / pledged

(21.4)

(30.8)
Total derivative financial instruments, after consideration of further netting potential

17.6

17.6
As of 30.6.25, USD bn
Derivative financial instruments
Interest rate

38.0

33.6

3,680

18,031
Credit derivatives

3.2

3.4

132
Foreign exchange

78.5

88.8

8,214

372
Equity / index

45.4

53.8

1,579

98
Commodities

4.3

3.5

174

19
Other
3

0.6

0.7

168
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

170.0

183.8

13,947

18,519
Further netting potential not recognized on the balance

sheet
5

(152.9)

(161.9)
of which: netting of recognized financial liabilities / assets

(130.4)

(130.4)
of which: netting with collateral received / pledged

(22.5)

(31.5)
Total derivative financial instruments, after consideration of further netting potential

17.1

21.9
As of 31.12.24, USD bn
Derivative financial instruments
Interest rate

41.4

36.6

3,644

16,844
Credit derivatives

3.1

3.7

144
Foreign exchange

100.9

94.6

7,207

269
Equity / index

36.9

42.7

1,365

93
Commodities

2.6

2.2

155

17
Other
3

0.6

0.8

87
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

185.6

180.6

12,602

17,223
Further netting potential not recognized on the balance

sheet
5

(161.7)

(166.3)
of which: netting of recognized financial liabilities / assets

(135.5)

(135.5)
of which: netting with collateral received / pledged

(26.2)

(30.8)
Total derivative financial instruments, after consideration of further netting potential

23.9

14.3
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange and settled on a daily basis.

The fair value of these derivatives is

presented on the balance sheet within Cash collateral receivables on derivative
instruments and Cash collateral payables on derivative instruments.

3 Includes Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments for which the
changes in the fair value

between trade date and settlement

date are recognized as derivative

financial instruments.

4 Financial assets and liabilities are

presented net on the

balance sheet if UBS has

the unconditional
and legally enforceable right to offset the recognized amounts,

both in the normal course of business and in the event of def ault, bankruptcy or insolvency of UBS or its counterparties,

and intends either to settle on
a net basis

or to realize

the asset and

settle the liability

simultaneously. Refer

to “Note 22

Offsetting financial assets

and financial liabilities”

in the “Consolidated

financial statements” section

of the UBS

Group
Annual Report 2024 for more information.

5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS

Group Annual Report 2024 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
30.9.25
Payables
30.9.25
Receivables
30.6.25
Payables
30.6.25
Receivables
31.12.24
Payables
31.12.24
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1

43.5

33.9

45.5

33.0

44.0

35.5
Further netting potential not recognized on the balance

sheet
2

(26.7)

(15.0)

(29.2)

(17.0)

(28.3)

(21.7)
of which: netting of recognized financial liabilities / assets

(24.9)

(13.3)

(27.3)

(15.0)

(25.9)

(19.3)
of which: netting with collateral received / pledged

(1.7)

(1.7)

(2.0)

(2.0)

(2.4)

(2.4)
Cash collateral on derivative instruments, after consideration of further netting potential

16.9

18.9

16.2

16.0

15.7

13.8
1 Financial assets and liabilities are

presented net on the balance

sheet if UBS has the unconditional

and legally enforceable right to

offset the recognized amounts,

both in the normal course of

business and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties,

and intends either

to settle on

a net basis

or to realize

the asset and

settle the liability

simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements

where not

all criteria for

a net presentation

on the balance

sheet have been

met. Refer to

“Note 22 Offsetting

financial assets and

financial
liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2024 for more information.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

81
Note 11

Other assets and liabilities
a) Other financial assets measured at amortized cost
USD m 30.9.25 30.6.25 31.12.24
Debt securities

53,310

52,645

41,585
Loans to financial advisors

2,712

2,682

2,723
Fee- and commission-related receivables

2,897

2,732

2,242
Finance lease receivables

6,790

6,770

5,879
Settlement and clearing accounts

376

458

430
Accrued interest income

2,149

2,171

2,115
Other
1

4,468

4,754

3,862
Total other financial assets measured at amortized cost

72,703

72,211

58,835
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
b) Other non-financial assets
USD m 30.9.25 30.6.25 31.12.24
Precious metals and other physical commodities

10,928

9,465

7,341
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,298

2,132

1,946
Prepaid expenses

1,802

1,886

1,679
Current tax assets

1,460

1,412

1,546
VAT,

withholding tax and other tax receivables

1,355

1,013

1,233
Properties and other non-current assets held for sale

371

186

196
Assets of disposal groups held for sale
2

1,705
Other

1,964

1,734

2,119
Total other non-financial assets

20,177

17,829

17,766
1 Refer to Note 14 for more information.

2 Refer to Note 5 for more information about the sale of Select Portfolio Servicing.
c) Other financial liabilities measured at amortized cost
USD m 30.9.25 30.6.25 31.12.24
Other accrued expenses

2,997

3,015

3,140
Accrued interest expenses

4,632

5,378

5,876
Settlement and clearing accounts

1,692

1,919

1,944
Lease liabilities

4,362

4,433

4,597
Other

3,273

3,613

5,476
Total other financial liabilities measured at amortized cost

16,955

18,358

21,033
d) Other financial liabilities designated at fair value
USD m 30.9.25 30.6.25 31.12.24
Financial liabilities related to unit-linked investment contracts

20,143

19,669

17,203
Securities financing transactions

5,448

4,699

5,798
Over-the-counter debt instruments and other

4,915

5,043

5,698
Total other financial liabilities designated at fair value

30,506

29,410

28,699
e) Other non-financial liabilities
USD m 30.9.25 30.6.25 31.12.24
Compensation-related liabilities

9,424

8,228

9,592
of which: net defined benefit liability

754

818

763
Current tax liabilities

907

1,103

1,671
Deferred tax liabilities

437

383

340
VAT,

withholding tax and other tax payables

1,057

1,029

1,156
Deferred income

680

593

555
Liabilities of disposal groups held for sale
1

1,199
Other

133

129

320
Total other non-financial liabilities

12,638

11,465

14,834
1 Refer to Note 5 for more information about the sale of Select Portfolio Servicing.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

82
Note 12

Debt issued designated at fair value
Debt issued designated at fair value
USD m 30.9.25 30.6.25 31.12.24
Equity-linked
1

58,521

59,645

54,069
Rates-linked

23,878

23,607

23,641
Fixed-rate

12,965

14,180

14,250
Credit-linked

4,299

4,197

5,225
Commodity-linked

3,198

3,140

3,592
Other

9,276

8,752

7,131
of which: debt that contributes to total loss-absorbing capacity

6,417

5,751

4,934
Total debt issued designated at fair value
2

112,137

113,522

107,909
1 Includes investment fund unit-linked instruments issued.

2 As of 30 September 2025, 100% of Total debt issued designated at fair value was unsecured

(30 June 2025: 100%; 31 December 2024: 100%).
Note 13

Debt issued measured at amortized cost
Debt issued measured at amortized cost
USD m 30.9.25 30.6.25 31.12.24
Short-term debt
1

28,874

35,299

30,509
Senior unsecured debt

131,124

131,022

133,159
of which: contributes to total loss-absorbing capacity

97,962

93,503

92,515
Covered bonds

12,591

11,432

8,762
Subordinated debt

18,335

17,291

15,030
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
2

17,919

16,608

13,084
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,245
of which: eligible as non-Basel III-compliant tier 2 capital instruments

196

207
Debt issued through the Swiss central mortgage institutions

28,994

29,190

26,335
Other long-term debt

469

476

424
Long-term debt
3

191,513

189,411

183,709
Total debt issued measured at amortized cost
4,5

220,386

224,709

214,219
1 Debt with

an original

contractual maturity

of less

than one

year,

includes mainly

certificates of

deposit and

commercial paper.

2 For 30 September

2025, includes

USD 13.0bn (30 June

2025: USD 10.2bn;
31 December 2024: USD 6.9bn) that is, upon the occurrence of a trigger event or a viability event,

subject to conversion into ordinary UBS shares.

3 Debt with an original contractual maturity greater than or equal to one year. The

classification of debt issued into short-term

and long-term does not consider any early

redemption features.

4 Net of bifurcated embedded derivatives,

the fair value of which was

not material for
the periods presented.

5 Except for Covered bonds (100% secured), Debt issued through the Swiss central mortgage institutions (100% secured) and Other long-term debt (94% secured), 100% of the balance was unsecured as of 30 September 2025.
Note 14

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of

total provisions and contingent liabilities.
Overview of total provisions and contingent liabilities
USD m 30.9.25 30.6.25 31.12.24
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1

393

406

320
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )

479

638

997
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

3,096

3,450

3,602
Acquisition-related contingent liabilities resulting from

litigation, regulatory and similar matters (IFRS 3,
Business Combinations )

725

1,479

2,122
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )

1,469

1,493

1,368
Total provisions and contingent liabilities

6,162

7,466

8,409
1 Refer to Note 8c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

83
Note 14

Provisions and contingent liabilities

(continued)
The table below presents additional information for provisions under IAS 37, Provisions, Contingent Liabilities and
Contingent Assets .
Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2024

3,602

813

240

315

4,969
Balance as of 30 June 2025

3,450

889

257

346

4,943
Increase in provisions recognized in the income statement

420

283

8

67

777
Release of provisions recognized in the income statement

(333)
5

(53)

(1)

(19)

(406)
Provisions used in conformity with designated purpose

(435)
6

(277)

(14)

(13)

(739)
Reclassifications

(2)
7

0

0

0

(2)
Foreign currency translation and other movements

(5)

(5)

1

0

(9)
Balance as of 30 September 2025

3,096

837

250

381

4,564
1 Consists of

provisions for

losses resulting

from legal,

liability and

compliance risks.

2 Includes USD

469m of

personnel-related restructuring

provisions as

of 30 September

2025 (30

June 2025:

USD 518m;
31 December 2024: USD 334m), USD 280m of provisions for onerous contracts related to real estate as of 30 September 2025 (30 June 2025: USD 278m; 31 December 2024: USD 383m) and USD 88m of provisions for onerous contracts related to technology as of 30 September 2025 (30 June 2025:

USD 93m; 31 December 2024: USD 96m).

3 Mainly includes provisions for reinstatement costs with respect to leased properties.

4 Mainly includes provisions related to employee benefits, VAT and operational risks.

5 Primarily includes the release of provisions regarding the resolution of the legacy matter related to UBS’s cross-border business
activities in France in the third quarter of 2025 as described in item 1 of section b) of this Note.

6 Mainly includes provisions used for the resolution reached with the US Department of Justice in the third quarter of
2025 as described in item 4 of section b) of this Note.

7 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
Information about provisions and contingent liabilities with respect to litigation, regulatory and similar matters, as
a

class, is

included in

Note 14b. There

are no

material contingent

liabilities associated

with the

other classes

of
provisions.
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

84
Note 14

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in Note 14 a) above. UBS provides below

an estimate of the aggregate liability for its litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these

estimates require UBS

to

make speculative

legal assessments

as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing

provisions (including

acquisition-related contingent

liabilities established

under IFRS

3 in connection

with
the acquisition of Credit Suisse), are in the range

of USD 0bn to USD 1.5bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

amounts

shown

in

the

table

below

reflect

the

provisions

recorded

under

IFRS

Accounting

Standards.

In
connection with

the acquisition

of Credit

Suisse, UBS

Group AG

additionally has

reflected in

its purchase

accounting
under IFRS

3 a

valuation adjustment

reflecting an

estimate of

outflows relating

to contingent

liabilities for

all present
obligations included in

the scope

of the

acquisition at fair

value upon

closing, even

if it

is not

probable that the
contingent

liability

will

result

in

an

outflow

of

resources,

significantly

decreasing

the

recognition

threshold

for
litigation

liabilities

beyond

those

that

generally apply

under

IFRS

Accounting Standards.

The

IFRS

3

acquisition-
related contingent

liabilities of

USD 0.7bn at

30 September

2025 reflect

a decrease

of USD 0.8bn

from 30 June
2025 mainly as a result of releases upon

resolution of the relevant matters.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2024

1,271

147

1

266

1,779

139

3,602
Balance as of 30 June 2025

1,415

167

0

308

1,353

207

3,450
Increase in provisions recognized in the income statement

90

0

0

8

321

1

420
Release of provisions recognized in the income statement

(287)
2

(37)
2

0

(3)

(7)

0

(333)
Provisions used in conformity with designated purpose

(17)

0

0

(15)

(393)
3

(10)

(435)
Reclassifications
4

3

0

0

0

(5)

0

(2)
Foreign currency translation and other movements

(4)

(1)

0

(1)

0

0

(5)
Balance as of 30 September 2025

1,201

129

0

298

1,270

198

3,096
1 Provisions, if any, for

the matters described in items 2

and 9 of this Note are recorded

in Global Wealth Management. Provisions,

if any, for the matters

described in items 4, 5, 6, 7,

8, 11 and 12 of this

Note are
recorded in Non-core

and Legacy.

Provisions, if

any, for

the matters described

in item 1

of this Note

are allocated between

Global Wealth

Management, Personal

& Corporate

Banking and Non-core

and Legacy.
Provisions, if any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 10 of this Note are allocated between the Investment Bank and Non

-core and Legacy.

2 Primarily includes the release of provisions regarding

the resolution of the legacy matter

related to UBS’s cross-border business

activities in
France in the third quarter of 2025 as described in item 1 of this Note.

3 Mainly includes provisions used for the resolution reached with the US Department of Justice in the third quarter of 2025 as described in item
4 of this Note.

4 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

85
Note 14

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax and

regulatory authorities

in a

number of

countries have

made inquiries,

served requests

for information

or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided

by UBS and

other financial institutions.

Credit Suisse offices

in various locations,

including the

UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law

enforcement authorities seeking
records and information

concerning investigations

into Credit Suisse’s

historical private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects

of these issues

have been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR 1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR 800m.

UBS
appealed the decision to the

French Supreme Court. In November

2023, the Supreme Court upheld

the Court of
Appeal’s

decision

regarding

unlawful

solicitation

and

aggravated

laundering

of

the

proceeds

of

tax

fraud,

but
overturned the confiscation of

EUR 1bn, the penalty

of EUR 3.75m and

the EUR 800m of

civil damages awarded
to

the

French

state.

The

case

was

remanded

to

the

Court

of

Appeal

for

a

retrial

regarding

these

overturned
elements. In September 2025, UBS AG resolved the case and agreed to pay a fine of EUR 730m and EUR 105m in civil damages to the French State.

In May 2014, Credit

Suisse AG entered into

settlement agreements with

the SEC, the Federal

Reserve and the

New
York Department of Financial

Services and agreed with

the US Department of

Justice (the DOJ) to

plead guilty to
conspiring

to

aid

and

assist

US

taxpayers

in

filing

false

tax

returns

(the

2014

Plea

Agreement).

Credit

Suisse
continued to report

to and cooperate

with US authorities

in accordance with its

obligations under the

2014 Plea
Agreement, including by

conducting a review

of cross-border services

provided by Credit

Suisse. In this connection,
Credit Suisse provided

information to US

authorities regarding potentially undeclared US

assets held by

clients at
Credit Suisse

since the

2014 Plea

Agreement. In

May 2025,

Credit Suisse

Services AG

entered into

a plea

agreement
(the 2025 Plea Agreement) with

the DOJ under

which it agreed to

plead guilty to one

count of conspiracy to

aid
and assist in the preparation of false income tax returns relating to legacy Credit Suisse accounts booked in Credit
Suisse’s Swiss

booking center,

thereby settling

the investigation

into Credit

Suisse’s implementation of

the 2014
Plea Agreement.

In addition,

Credit Suisse

Services AG

entered into

a non-prosecution

agreement with

the DOJ
(the 2025 NPA) relating to

legacy Credit Suisse accounts booked in

Credit Suisse’s Singapore booking center. The
2025

Plea

Agreement

and

the

2025

NPA

provide

for

penalties,

restitution

and

forfeiture

of

USD

511m

in

the
aggregate. The 2025

Plea Agreement

and the 2025

NPA include ongoing

obligations of

UBS to furnish

information
and cooperate with DOJ’s

investigations of legacy Credit

Suisse accounts held by US

persons in its Switzerland and
Singapore booking centers and related accounts

in other booking centers.

Our balance

sheet at

30 September 2025

reflected provisions

in an

amount that

UBS believes

to be

appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

86
Note 14

Provisions and contingent liabilities

(continued)
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG, UBS

(Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission de

Surveillance

du Secteur

Financier. Those

inquiries concerned

two third-party

funds established

under
Luxembourg law, substantially all assets of which were with

BMIS, as well as certain funds

established in offshore
jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg
funds are

in liquidation.

The documentation

establishing both

funds identifies

UBS entities

in various

roles, including
custodian,

administrator,

manager,

distributor

and

promoter,

and

indicates

that

UBS

employees

serve

as

board
members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to the Madoff

fraud. The majority of these

cases have been decided in

favor of UBS or dismissed

for
want of prosecution.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn. In

2014, the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD 125m

of payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities

and most

of the

Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the dismissal

of the

BMIS
Trustee’s remaining claims. The cases were

remanded to the Bankruptcy Court for further

proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign exchange

markets and

precious metals

prices. As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and

UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR 83.3m

on Credit

Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. UBS received leniency and
accordingly no fine was assessed.

Credit Suisse appealed the decision to

the European General Court and, in

July
2025, the court issued a judgment reducing

the fine to EUR 28.9m.

The judgment is now final.

Foreign-exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in

other jurisdictions

against UBS,

Credit

Suisse and

other banks

on

behalf of

persons who

engaged in

foreign
currency transactions with any of the defendant banks.

UBS and Credit Suisse have resolved US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures.

Certain class

members have

excluded themselves

from
that settlement

and filed

individual actions in

US and

English courts against

UBS, Credit

Suisse and

other banks,
alleging violations of US and European competition laws and unjust enrichment. UBS, Credit Suisse and the other banks

have

resolved

those individual

matters.

In

addition,

Credit

Suisse

and

UBS,

together

with

other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in

the actions

pursued in

other jurisdictions.

Credit Suisse

and UBS

entered into

agreements to

settle all

claims
in this action in April 2022 and February 2024, respectively. Credit Suisse’s settlement received court approval and
became final in May 2025. UBS’s settlement

remains subject to court approval.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

87
Note 14

Provisions and contingent liabilities

(continued)
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act, as well as breach of

contract and unjust enrichment. Following

various rulings by the SDNY and

the
US

Court

of

Appeals

for

the

Second

Circuit

dismissing

certain

of

the

causes

of

action

and

allowing

others

to
proceed, one class action with respect to transactions in over-the-counter instruments and several actions brought
by individual

plaintiffs proceeded in

the district

court. In

September 2025, the

district court

granted defendants’
motion for

summary judgment

as to all

remaining actions.

UBS and Credit

Suisse previously

entered into

settlement
agreements

in

respect

of

the

class

actions

relating

to

exchange-traded

instruments,

bonds

and

loans.

These
settlements have received final court approval,

and the actions have been dismissed as

to UBS and Credit Suisse.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed.

Plaintiffs have

appealed the

dismissals.

In August

2025, the

Second Circuit

affirmed in

part and
reversed in

part the

district court’s dismissal

of the

complaint in

the EURIBOR action,

returning the

action to the
district court.

In

September 2025,

the Second

Circuit affirmed

the dismissal

of the

complaint in

the GBP

LIBOR
action.
In January 2023, defendants

moved to dismiss the

complaint in the CHF

LIBOR action. In 2023,

the court approved
a settlement

by Credit

Suisse of

the claims

against it

in this

matter.

In September

2025, the

court dismissed

the
complaint against the remaining defendants,

including UBS.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS

EUR 172m, which

amount was

confirmed on

appeal in

March 2025.

UBS has
appealed to the European Court of Justice.
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class action

filed in

federal court in

New Mexico alleging

manipulation of credit default

swap (CDS)
final auction prices.

Defendants filed a

motion to enforce

a previous CDS

class action settlement

in the

SDNY. In
January 2024,

the SDNY

ruled that,

to the

extent claims

in the

New

Mexico action

arise from

conduct prior

to
30 June

2014,

those claims

are

barred

by

the SDNY

settlement.

The

plaintiffs

appealed

and, in

May

2025, the
Second Circuit affirmed the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

UBS’s balance

sheet at

30

September

2025

reflected a

provision

in

an

amount

that

UBS

believes to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to be

substantially greater (or may be less)
than the provision that we have recognized.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

88
Note 14

Provisions and contingent liabilities

(continued)
4. Mortgage-related matters
Government and

regulatory related

matters
:
DOJ RMBS

settlement

– In January

2017, Credit

Suisse Securities

(USA)
LLC (CSS LLC)

and its current

and former

US subsidiaries

and US affiliates

reached a

settlement with

the DOJ

related
to its

legacy

Residential Mortgage-Backed

Securities (RMBS)

business, a

business conducted

through 2007.

The
settlement resolved potential

civil claims

by the

DOJ related

to certain

of those

Credit Suisse

entities’ packaging,
marketing,

structuring,

arrangement,

underwriting,

issuance

and

sale

of

RMBS.

Pursuant

to

the

terms

of

the
settlement a civil monetary penalty

was paid to the

DOJ in January 2017. The

settlement also required the Credit
Suisse entities

to provide

certain levels

of consumer

relief measures,

including affordable

housing payments

and
loan forgiveness, and the DOJ and

Credit Suisse agreed to the appointment

of an independent monitor to oversee
the completion of

the consumer relief

requirements of the

settlement. In August

2025, CSS

LLC entered into

an
agreement with the DOJ to resolve all of Credit Suisse’s outstanding Consumer Relief Obligations under the 2017 settlement by paying USD 300m.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD 436m. An action

by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than USD 420m. In August 2025, the parties agreed to a settlement to resolve this litigation for USD 66.39m. The
settlement is subject to court approval. An action by

Home Equity Asset Trust 2007-2 alleges damages of not less
than USD 495m. An action by CSMC Asset-Backed

Trust 2007-NC1 does not allege a damages

amount.
5. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District

Court for the

Eastern District of New

York (EDNY) and the

SDNY alleging claims under

the United
States Anti-Terrorism Act

(ATA) and

the Justice

Against Sponsors

of Terrorism

Act. The

plaintiffs in

each of

these
lawsuits are, or are relatives of, victims of

various terrorist attacks in Iraq and allege

a conspiracy and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter, falsify

or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the Second

Circuit affirmed

a
September 2019

ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,
the US Supreme Court denied plaintiffs’ petition for a writ

of certiorari, and in September 2025 the EDNY

denied
plaintiffs’

motion

to

vacate

the

judgment.

Of

the

other

seven

cases,

four

are

stayed,

including

one

that

was
dismissed

as

to

Credit

Suisse

and

most

of

the

bank

defendants

prior

to

entry

of

the

stay,

and

in

three

cases
defendants moved to dismiss plaintiffs’ amended

complaints.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

89
Note 14

Provisions and contingent liabilities

(continued)
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive

concentrations of

certain

exposures and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office
upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In February 2018,

the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD 130m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme

Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore, in a

now-concluded civil lawsuit,

Credit Suisse Trust

Limited was ordered

to pay USD 461m,

including
interest and costs.
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a judgment awarding damages of USD 607.35m to the plaintiff. Credit Suisse Life (Bermuda)

Ltd. appealed
the

decision.

In

June

2023,

the

Bermuda

Court

of

Appeal

confirmed

the

award

and

the

Supreme

Court

of
Bermuda’s

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

breached

its

contractual

and

fiduciary

duties,

but
overturned the finding that Credit Suisse Life (Bermuda) Ltd. made fraudulent misrepresentations. In March 2024,
Credit Suisse Life (Bermuda) Ltd. was granted leave to appeal the judgment to the Judicial Committee of the Privy
Council and a hearing on

the appeal was held in

June 2025. The Bermuda Court of Appeal

also ordered that the
current

stay

continue

pending

determination

of

the

appeal

on

the

condition

that

the

damages

awarded,

plus
interest calculated at the Bermuda statutory

rate of 3.5%, remain in the escrow

account.
In Switzerland, certain civil lawsuits have been commenced against Credit Suisse AG in the

Court of First Instance
of Geneva since March 2023.
7. Mozambique matter
Credit

Suisse

was

subject

to

investigations by

regulatory and

enforcement authorities,

as

well

as

civil

litigation,
regarding certain

Credit Suisse

entities’ arrangement

of loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de

Atum S.A. (EMATUM), a distribution

to private investors of loan

participation
notes (LPN)

related to

the EMATUM

financing in

September 2013, and

certain Credit

Suisse entities’ subsequent
role in arranging the exchange

of those LPNs for Eurobonds

issued by the Republic of

Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
DPA, the DOJ elected to extend the term of

the DPA until January 2026.
8. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf of

a putative class
of

purchasers of

VelocityShares Daily

Inverse

VIX Short-Term Exchange

Traded Notes

linked

to

the

S&P

500

VIX
Short-Term Futures

Index (XIV

ETNs). The

complaints have

been consolidated

and asserts

claims against

Credit Suisse
for violations of various anti-fraud and

anti-manipulation provisions of US securities laws arising from a decline in
the value

of XIV

ETNs in

February 2018. On

appeal from

an order

of the

SDNY dismissing all

claims, the

Second
Circuit issued an order that reinstated a portion of the claims.

In decisions in March 2023 and February 2025, the
court granted class certification for two of the three classes proposed by plaintiffs and denied class certification of the third proposed class.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

90
Note 14

Provisions and contingent liabilities

(continued)
9. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay

a fine of CHF 2m. In

addition, the court seized

certain client
assets in the amount of approximately CHF 12m

and ordered Credit Suisse AG to pay a

compensatory claim in the
amount of approximately

CHF 19m. Credit Suisse

AG appealed the decision

to the Swiss Federal

Court of Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory claim

ordered by the first
instance court.

In February

2025, the

court affirmed

the acquittal

of UBS

AG, and

the Office

of the

Attorney General
has appealed

the judgment

to the

Swiss Federal

Supreme Court.

UBS has

also appealed,

limited to

the issue

whether
a successor

entity by

merger can

be criminally

liable for

acts of

the predecessor

entity. In

July 2025,

the Swiss

Federal
Supreme Court

granted the

appeal filed

by the

Office of

the Attorney

General and

ruled that

the Swiss

Federal
Court of

Appeals released

its judgment

without proper

reasoning. The

case was

remanded to

the Swiss

Federal
Court of Appeals to deliver a full and reasoned

judgment.

10. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party appointed

by FINMA), the

DOJ, the SEC,

the US Federal

Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters.

In July 2023, CSI and CSSEL
entered into a settlement agreement with

the PRA providing for the

resolution of the PRA’s investigation. Also

in
July 2023, FINMA

issued a

decree ordering remedial

measures and the

Federal Reserve Board

issued an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to

undertake
certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group,

as the legal
successor to Credit Suisse Group AG,

is a party to

the FINMA decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including

claims for breaches of fiduciary

duties. In one such case, the parties

agreed
in July 2025 to

a settlement of USD 115m.

Because the action was brought by

shareholders on behalf of and

for
the benefit of

Credit Suisse, after deducting

any Court-awarded attorneys’ fees and

expenses and any applicable
taxes, the

cash recovery

for the

settlement will

go to

UBS, as

successor to

Credit Suisse,

and will

result in

a net
recovery for UBS.
11. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers and

executives have

been named

in securities

class action
complaints pending in the SDNY and New Jersey federal court. These complaints, filed on behalf of purchasers of
Credit Suisse shares, additional

tier 1 capital notes, and other securities in 2023 and 2024, allege that defendants made

misleading

statements regarding:

(i) customer outflows

in

late

2022

and

early

2023;

(ii) the

adequacy

of
Credit Suisse’s

financial reporting

controls; and

(iii) the adequacy

of Credit

Suisse’s risk

management processes,

and
include

allegations

relating

to

Credit

Suisse

Group AG’s

merger

with

UBS

Group AG.

In

July

2025,

the

SDNY
certified the class

in one case,

and, in another

case, brought

on behalf

of a second

class, granted

in part and

denied
in part a motion to dismiss.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding Credit Suisse’s financial condition,

including from the SEC, the DOJ

and FINMA. UBS is cooperating with
the authorities in these matters.

UBS Group third

quarter 2025

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

91
Note 14

Provisions and contingent liabilities

(continued)
12. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending

in the

SDNY. One complaint,

brought on

behalf of Credit

Suisse shareholders, alleges
breaches of fiduciary duty under Swiss law and civil RICO

claims under US federal law. In February 2024,

the court
granted

defendants’

motions

to

dismiss

the

civil

RICO

claims

and

conditionally

dismissed

the

Swiss

law

claims
pending defendants’ acceptance of

jurisdiction in Switzerland. In

March 2024, having

received consents to

Swiss
jurisdiction from all defendants served with the complaint, the court dismissed the Swiss law claims against those
defendants. Additional

complaints, brought

on behalf

of holders

of Credit

Suisse additional

tier 1 capital

notes (AT1
noteholders) allege breaches of

fiduciary duty under

Swiss law, arising

from a series

of scandals and

misconduct,
which

led

to

Credit

Suisse

Group

AG’s

merger

with

UBS

Group

AG,

causing

losses

to

shareholders

and

AT1
noteholders. Motions to dismiss these complaints were granted in March 2024 and

September 2024 on the basis
that Switzerland

is the

most appropriate

forum for

litigation. Plaintiffs

in two

of these

cases have

appealed the
dismissal.

UBS Group third quarter 2025 report |
Significant regulated subsidiary and

sub-group information

92
Significant regulated subsidiary
and sub-group information
Unaudited

Financial and

regulatory key

figures for our

significant regulated

subsidiaries

and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.9.25 30.6.25 30.9.25 30.6.25 30.9.25 30.6.25 30.9.25 30.6.25
1
30.9.25 30.6.25
Financial information
2
Income statement
Total operating income
3
12,333 11,483 4,218 9,269
4
2,850 2,756
4
355 354 4,435 4,159
Total operating expenses 10,826 10,621 3,356 3,610 2,374 2,236 308 340 3,575 4,126
Operating profit / (loss) before tax 1,507 862 862 5,659 475 520 47 14 860 32
Net profit / (loss) 1,294 1,198 828 5,683 378 441 56 (2) 788 547
Balance sheet
Total assets 1,633,877 1,671,814 960,675 1,003,436 517,385 518,866 53,576 61,063 207,886 205,747
Total liabilities

1,538,283 1,576,960 870,974 914,230 493,711 495,612 49,446 56,975 179,664 178,268
Total equity 95,594 94,854 89,701 89,206 23,674 23,254 4,131 4,088 28,221 27,479
Capital
5
Common equity tier 1 capital

71,460

69,829

73,384

73,178

21,527

21,470
2,973 2,995 17,161 16,152
Additional tier 1 capital

19,964

18,656

19,964

18,656

7,993

7,994
600 600 2,823 2,822
Total going concern capital / Tier 1 capital

91,425

88,485

93,349

91,834

29,520

29,463
3,573 3,595 19,984 18,974
Tier 2 capital

0

196

0

193
201 190
Total capital 3,573 3,595 20,185 19,164
Total gone concern loss-absorbing capacity

98,452

93,502

98,452

93,499

19,151

19,148
2,506
6
2,505
6
7,800
7
7,800
7
Total loss-absorbing capacity

189,876

181,987

191,800

185,333

48,671

48,611
6,079 6,100 27,784
7
26,774
7
Risk-weighted assets and leverage
ratio denominator
5
Risk-weighted assets

502,425

498,327

517,929

516,479

168,223

168,701
15,938 14,625 81,477 77,244
Leverage ratio denominator

1,642,843

1,660,097

952,112

964,000

547,805

549,690
55,776 61,706 195,030 199,196
Supplementary leverage ratio denominator 229,768 231,603
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio

14.2

14.0

14.2
8

14.2

12.8

12.7

18.7

20.5

21.1

20.9
Going concern capital ratio / Tier 1 capital ratio

18.2

17.8

18.0

17.8

17.5

17.5

22.4

24.6

24.5

24.6
Total capital ratio

22.4

24.6

24.8

24.8
Total loss-absorbing capacity ratio

37.8

36.5

28.9

28.8

38.1

41.7

34.1

34.7
Tier 1 leverage ratio

6.4

5.8

10.2

9.5
Supplementary tier 1 leverage ratio

8.7

8.2
Going concern leverage ratio

5.6

5.3

9.8

9.5

5.4

5.4
Total loss-absorbing capacity leverage ratio

11.6

11.0

8.9

8.8

10.9

9.9

14.2

13.4
Gone concern capital coverage ratio

125.4

118.2
Liquidity coverage ratio
5
High-quality liquid assets (bn) 346.7 358.9 162.5 177.4 116.4 111.9 21.4 20.0 27.5 29.0
Net cash outflows (bn) 193.8 200.1 67.6 75.7 83.0 81.1 15.2 14.5 21.4 22.6
Liquidity coverage ratio (%) 179.0 179.4 240.9
9
235.5 140.4
10
138.1 141.5 138.9 128.7 127.9
Net stable funding ratio
5
Total available stable funding (bn) 887.4 892.4 419.0 421.3 351.3 354.6 19.3 17.8 102.2 104.9
Total required stable funding (bn) 748.3 738.1 435.6 435.5 278.8 275.9 14.2 13.7 79.4 79.0
Net stable funding ratio (%) 118.6 120.9 96.2
11
96.7 126.0
11
128.6 135.8 130.0 128.6 132.8
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
12
2.4 2.6
1 Comparative figures have

been restated to align

with the regulatory reports as

submitted to the European

Central Bank (the ECB).

2 The financial information

disclosed does not represent

a full set of financial
statements under the

respective GAAP /

IFRS Accounting Standards.

3 The total

operating income includes

credit loss expense

or release.

4 UBS decided

to consolidate the

Wealth Management International
business and the Global Financial Intermediaries business booked in Switzerland in UBS AG to further

optimize Group legal and operational structures and

to address regulatory considerations. In the

second quarter
of 2025, the beneficial

ownership of the respective heritage

UBS businesses booked in

UBS Switzerland AG was

transferred from UBS Switzerland

AG to UBS AG,

with effect from 1 January

2025. The transfer

was
made in the form of a dividend in

kind amounting to USD 126m (CHF 100m), reflecting

the net asset value of the

business in scope. UBS Switzerland

AG will continue to manage the

businesses under a contractual
relationship with UBS

AG until the

completion of the

legal transfer,

which is expected

to take

place in 2028,

and will continue

to recognize the

underlying Wealth Management

International and Global

Financial
Intermediaries assets and liabilities until then. UBS AG’s

share of the net profits of USD 368m (CHF 292m) for

the first half of 2025 is reflected in Fee

and commission income for UBS AG and in Fee

and commission
expense for UBS Switzerland

AG, both within

Operating income.

5 Refer to the UBS

Group and significant regulated

subsidiaries and sub-groups 30 September

2025 Pillar 3 Report, which

will be available

as of
4 November 2025 under “Pillar

3 disclosures” at ubs.com/investors,

for more information.

6 Consists of positions that

meet the conditions laid down

in Art. 72a–b of the

Capital Requirements Regulation II with
regard to contractual, structural or legal subordination.

7 Consists of eligible long-term debt that meets

the conditions specified in 12 CFR § 252.162 of

the final total loss-absorbing capacity (TLAC)

rules. TLAC is
the sum of tier 1 capital and eligible long-term debt.

8 On a standalone basis as of 30 September 2025, UBS AG’s

phase-in CET1 capital ratio was 14.2%, based

on risk weights of 235% and 340% for Swiss and
foreign participations, respectively. As per current rules, these risk weights will increase to 250% and 400% for Swiss and foreign participations,

respectively, in a phased manner until 1 January 2028, contributing to
UBS AG’s

fully applied CET1

capital ratio of

13.3%.

9 In the third quarter

of 2025, the

liquidity coverage ratio

(the LCR) of

UBS AG was

240.9%, remaining above

the prudential requirement

communicated by
FINMA.

10 In the third

quarter of 2025,

the LCR of UBS Switzerland AG,

which is a

Swiss SRB, was

140.4%, remaining above

the prudential requirement

communicated by FINMA

in connection with

the Swiss
Emergency Plan.

11 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of
UBS Switzerland AG

and 100%

after taking

into account

such excess

funding.

12 Under

certain circumstances,

the Swiss

Banking Act

and FINMA’s

Banking Insolvency

Ordinance authorize

FINMA to

modify,
extinguish or convert to

common equity liabilities of a

bank in connection with

a resolution or insolvency of

such bank. As of 30 September

2025, the amount consists

of a joint and

several liability of UBS Switzerland AG
for contractual obligations

of UBS AG

related to the

establishment of UBS

Switzerland AG

(CHF 1.9bn), and

a joint and

several liability

of UBS Switzerland AG

in connection with

the international covered

bonds
program of UBS AG (CHF 0.5bn) which was fully collateralized through cash deposits from

UBS AG.

UBS Group third quarter 2025 report |
Significant regulated subsidiary and

sub-group information

93
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and

UBS AG have contributed a

significant portion of

their respective capital
and provide substantial

liquidity to such

subsidiaries. Many of

these subsidiaries are

subject to regulations

requiring
compliance

with

minimum

capital,

liquidity

and

similar

requirements.

The

tables

in

this

section

summarize

the
regulatory

capital

components

and

capital

ratios

of

our

significant

regulated

subsidiaries

and

sub-groups
determined under the regulatory framework of

each subsidiary’s or sub-group’s home jurisdiction.
Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities
of subsidiaries. Supervisory

authorities also may

require entities to

measure capital

and leverage ratios

on a stressed
basis and may limit

the ability of

an entity to engage

in new activities or

take capital actions

based on the results

of
those tests.
In August

2025, the

Federal Reserve

Board reduced

the stress

capital buffer

(the SCB)

of UBS

Americas Holding
LLC, our US-based

intermediate holding

company, to

5.2%, from 9.3%,

applicable from

1 October 2025

under the
Federal Reserve Board’s SCB rule, resulting in

a total common equity tier 1

capital requirement of 9.7%. The SCB
is derived from the

results of the Federal

Reserve Board’s 2025

Dodd–Frank Act Stress

Test (DFAST) released

in June
2025.
Additional information

on the

above entities

will be

provided in

the UBS

Group and

significant regulated

subsidiaries
and

sub-groups

30 September

2025

Pillar 3

Report,

which

will

be

available

under

“Pillar 3

disclosures”

at
ubs.com/investors

as of 4 November 2025.
Credit Suisse International
(standalone)
All values in million, except where indicated USD
Financial and regulatory requirements
IFRS Accounting Standards
UK regulatory rules
As of or for the quarter ended 30.9.25 30.6.25
Financial information
1
Income statement
Total operating income
2
78 56
Total operating expenses 72 107
Operating profit / (loss) before tax 6 (51)
Net profit / (loss) (66) (55)
Balance sheet
Total assets 18,785 27,505
Total liabilities

11,992 20,328
Total equity 6,793 7,177
Capital
3
Common equity tier 1 capital 6,768 6,734
Additional tier 1 capital 0 0
Total going concern capital / Tier 1 capital 6,768 6,734
Tier 2 capital 0 0
Total capital 6,768 6,734
Total gone concern loss-absorbing capacity 0 0
Total loss-absorbing capacity 6,768 6,734
Risk-weighted assets and leverage ratio

denominator
3
Risk-weighted assets 5,853 7,046
Leverage ratio denominator 15,386 19,754
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio 115.6 95.6
Going concern capital ratio / Tier 1 capital ratio 115.6 95.6
Total capital ratio 115.6 95.6
Total loss-absorbing capacity ratio 115.6 95.6
Tier 1 leverage ratio 44.0 34.1
Going concern leverage ratio
Total loss-absorbing capacity leverage ratio 44.0 34.1
Liquidity coverage ratio
3
High-quality liquid assets (bn) 10.3 12.4
Net cash outflows (bn) 3.0 3.5
Liquidity coverage ratio (%) 353.1 361.4
Net stable funding ratio
3
Total available stable funding (bn) 8.0 11.0
Total required stable funding (bn) 2.7 4.2
Net stable funding ratio (%) 310.8 266.1
1 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.

2 The total operating income includes credit loss expense or release.

3 Refer to the UBS Group and significant

regulated subsidiaries and sub-groups 30 September 2025

Pillar 3 Report, which will be available

as of 4 November 2025 under

“Pillar 3 disclosures” at ubs.com/investors,
for more information.

UBS Group third quarter 2025 report |
Appendix

94
Appendix
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk (bps) Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a

percentage of total loan portfolio,

gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided

by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

UBS Group third quarter 2025 report |
Appendix

95
APM label
Calculation

Information content
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

interest and
dividends, divided by total invested assets

at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new deposits (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of deposits recorded during a specific period. Deposits
include customer deposits and customer brokerage
payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees,

as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of deposits during a specific period

as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

Net new loans (USD)
– Global Wealth Management
Calculated as the net amount of originations,
drawdowns and repayments of loans recorded during
a specific period. Loans include loans and

advances to
customers and customer brokerage receivables.
Excluded from the calculation are allowances,
movements due to fair value measurement and
foreign exchange translation, as well as the

effects on
loans and advances to customers of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of loans during a specific period

as a
result of net new loan flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.

UBS Group third quarter 2025 report |
Appendix

96
APM label
Calculation

Information content
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in underlying net

profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net

profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity (%)
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Revenues over leverage ratio

denominator, gross (%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by the
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net interest income
(USD)
– Global Wealth Management,
Personal & Corporate Banking
Calculated by adjusting net interest income

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.

UBS Group third quarter 2025 report |
Appendix

97
APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in underlying net

profit
attributable to shareholders from continuing
operations between current and comparison periods
divided by underlying net profit attributable to
shareholders from continuing operations of the
comparison period. Underlying net profit attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital (%)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common

equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
(%)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill

and
intangible assets. Underlying net profit attributable

to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
This is

a general list

of the APMs

used in our

financial reporting. Not

all of

the APMs listed

above may appear

in
this particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.25 30.6.25 31.12.24 30.9.24 30.9.25 30.9.24
Underlying operating profit / (loss) before tax

3,590

2,683

1,768

2,386

8,858

7,063
Underlying tax expense / (benefit)

576

(45)

456

619

1,118

1,706
Net profit / (loss) attributable to non-controlling interests

6

7

9

3

24

51
Underlying net profit / (loss) attributable to shareholders

3,008

2,720

1,303

1,763

7,717

5,306
Underlying net profit / (loss) attributable to shareholders
1

12,032

10,880

5,211

7,054

10,289

7,075
Tangible equity

82,916

82,254

78,192

79,976

82,916

79,976
Average tangible equity

82,585

81,265

79,084

78,173

81,028

77,602
CET1 capital

74,655

72,709

71,367

74,213

74,655

74,213
Average CET1 capital

73,682

70,931

72,790

75,158

71,624

76,625
Underlying return on tangible equity (%)
1

14.6

13.4

6.6

9.0

12.7

9.1
Underlying return on common equity tier 1 capital (%)
1

16.3

15.3

7.2

9.4

14.4

9.2
1 Annualized for reporting periods shorter than 12 months.

UBS Group third quarter 2025 report |
Appendix

98
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DisO-FINMA

FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group third quarter 2025 report |
Appendix

99
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group third quarter 2025 report |
Appendix

100
Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business divisions

and Group functions;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This publication

provides a German

translation of

selected sections

of the UBS
Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf and

online formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations .
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that is filed with

the SEC is available on the

SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS Group third quarter 2025 report |
Appendix

101
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”, including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s business and future development and goals.

While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning
the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. In

particular,

the global

economy may

suffer

significant adverse

effects from

increasing political

tensions between

world powers,

changes to
international trade policies, including

those related

to tariffs and

trade barriers, and

evolving conditions in

the Middle East,

as well as

the continuing Russia–
Ukraine war. UBS’s acquisition of the Credit Suisse Group has materially changed its outlook and strategic

direction and introduced new operational challenges.
The integration of the Credit Suisse

entities into the UBS structure is expected

to continue through 2026 and presents

significant operational and execution

risk,
including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction,

that it may incur higher costs
to execute the integration

of Credit Suisse and that

the acquired business may

have greater risks or liabilities,

including those related to

litigation, than expected.
Following the failure of

Credit Suisse, Switzerland is

considering significant changes to its

capital, resolution and regulatory

regime, which, if adopted,

would
significantly increase our capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may

affect UBS’s performance

and ability to

achieve its plans,

outlook and other

objectives also include,

but are not

limited to: (i) the

degree to which
UBS is successful in the execution of its

strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of

risk-weighted
assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which

UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions,

including any potential changes to banking examination and oversight practices and standards as a result of
executive branch orders

or staff interpretations

of law in

the US; (iii) inflation

and interest rate

volatility in major

markets; (iv) developments

in the macroeconomic
climate and in

the markets

in which UBS

operates or to

which it is

exposed, including

movements in

securities prices or

liquidity, credit spreads, currency

exchange
rates,

residential

and

commercial

real

estate

markets,

general

economic

conditions,

and

changes

to

national

trade

policies

on

the

financial

position

or
creditworthiness of UBS’s clients

and counterparties, as well

as on client

sentiment and levels of

activity; (v) changes in the

availability of capital and

funding,
including any

adverse changes

in UBS’s

credit spreads

and credit

ratings of

UBS, as

well as

availability and

cost of

funding,
including as

affected by the

marketability
of a

current additional tier

one debt instrument,

to meet requirements

for debt eligible

for total loss-absorbing capacity

(TLAC); (vi) changes in

and potential
divergence between central bank

policies or the implementation

of financial legislation and regulation

in Switzerland, the US, the

UK, the EU and other financial
centers that have

imposed, or resulted

in, or may

do so in

the future, more

stringent or entity-specific

capital, TLAC, leverage ratio,

net stable funding ratio,
liquidity and

funding requirements,

heightened operational

resilience requirements,

incremental tax

requirements, additional

levies, limitations

on permitted
activities, constraints on remuneration, constraints

on transfers of capital and liquidity

and sharing of operational costs

across the Group or other measures, and
the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need

to make further

changes to the

legal structure or

booking model

of UBS in

response to legal

and regulatory requirements

including heightened
requirements and expectations

due to its

acquisition of the

Credit Suisse Group; (viii) UBS’s

ability to maintain

and improve its systems

and controls for complying
with sanctions in

a timely manner

and for

the detection and

prevention of money

laundering to meet

evolving regulatory requirements

and expectations, in
particular in

the current

geopolitical turmoil; (ix) the

uncertainty arising

from domestic

stresses in

certain major

economies; (x) changes

in UBS’s

competitive
position, including whether differences in regulatory capital and other requirements among the major financial centers

adversely affect UBS’s ability to compete
in certain lines

of business; (xi) changes in

the standards of conduct

applicable to its

businesses that may result

from new regulations

or new enforcement of
existing standards, including measures

to impose new

and enhanced duties when

interacting with customers and

in the execution

and handling of

customer
transactions; (xii) the

liability to which

UBS may be

exposed, or possible

constraints or

sanctions that regulatory

authorities might impose

on UBS, due

to litigation,
including litigation

it has

inherited by

virtue of

the acquisition

of Credit

Suisse, contractual

claims and

regulatory investigations,

including the

potential for
disqualification from

certain businesses,

potentially large

fines or

monetary penalties,

or the

loss of

licenses or

privileges as

a

result of

regulatory or

other
governmental sanctions, as well

as the effect that litigation, regulatory

and similar matters have on

the operational risk component

of its RWA; (xiii) UBS’s ability
to retain and attract the

employees necessary to generate revenues and to manage,

support and control its businesses, which may

be affected by competitive
factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the

recognition of deferred

tax assets and

other matters; (xv) UBS’s

ability to

implement new technologies

and business methods,

including digital
services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and

of

financial models

generally; (xvii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,
cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

(xviii) restrictions on the ability
of UBS Group AG, UBS AG and regulated

subsidiaries of UBS AG to make

payments or distributions, including

due to restrictions on the ability of

its subsidiaries
to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings;

(xix) the degree to which changes
in regulation, capital or

legal structure, financial results

or other factors may

affect UBS’s ability

to maintain its stated

capital return objective; (xx) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the increasing divergence

among regulatory regimes;

(xxi) the ability

of UBS to

access capital
markets; (xxii) the

ability of UBS

to successfully recover

from a disaster

or other business

continuity problem due

to a hurricane,

flood, earthquake,

terrorist attack,
war, conflict, pandemic, security

breach, cyberattack, power

loss, telecommunications

failure or other

natural or man-made

event; and (xxiii) the

effect that these
or other factors or

unanticipated events, including media reports and speculations, may have on its reputation

and the additional consequences that

this may
have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their

consequences. UBS’s

business and financial

performance could be

affected by other

factors identified in

its past and

future filings and

reports,
including those

filed with

the US

Securities and

Exchange Commission

(the SEC).

More detailed

information about

those factors

is set

forth in

documents
furnished by UBS

and filings made

by UBS with

the SEC, including

the UBS Group

AG and UBS

AG Annual Reports

on Form 20-F

for the year

ended 31 December
2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Number

333-283672), and

on Form

S-8 (Registration

Numbers 333-200634;

333-200635; 333-200641;
333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-272975),

and

into

each
prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding

offering circular

or
similar document issued

or authorized by

UBS AG that

incorporates by reference

any Forms 6-K

of UBS AG

that
are incorporated into

its registration statements filed

with the SEC,

and (3) the

base prospectus of

Corporate Asset
Backed Corporation (“CABCO”)

dated June 23, 2004

(Registration Number 333-111572), the Form

8-K of CABCO
filed and

dated June

23, 2004

(SEC File

Number 001-13444),

and the

Prospectus Supplements

relating to

the CABCO
Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration

Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Date:

October 29, 2025